Filed Pursuant to Rule 424(b)(4)
Registration No. 333-213276

PROSPECTUS

4,100,000 Shares

Common Stock

This is the initial public offering of our common stock. We are offering 4,100,000 shares of our common stock.

The public offering price is $11.00 per share. Currently, no public market exists for the shares. Our common stock has been approved for listing on The NASDAQ Global Market under the symbol “NOVN”.

We are an “emerging growth company” under the applicable Securities and Exchange Commission rules and will be subject to reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Our business and investment in our common stock involves risks that are described in the “Risk Factors” section beginning on page 11 of this prospectus.

	Per Share	Total
Initial public offering price	$11.00	$45,100,000
Underwriting discounts and commissions(1)	$0.77	$3,157,000
Proceeds, before expenses, to Novan, Inc.	$10.23	$41,943,000

(1)	We refer you to “Underwriting” beginning on page 156 for additional information regarding total underwriter compensation.

The underwriters may also exercise their option to purchase up to an additional 615,000 shares from us, at the initial public offering price, less the underwriting discounts and commissions, for 30 days after the date of this prospectus to cover overallotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Certain of our existing security holders and their affiliated entities and other entities have agreed to purchase approximately $18 million of common stock in this offering at the initial public offering price. The underwriters will receive the same underwriting discount on the shares purchased by these entities as they will on the other shares sold to the public in this offering.

The underwriters expect to deliver the shares against payment in New York, New York on or about September 26, 2016.

Piper Jaffray

JMP Securities	Wedbush PacGrow

The date of this prospectus is September 20, 2016.

We have not, and the underwriters have not, authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares of common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

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TRADEMARKS

Novan® is a registered trademark of our company in the United States. We have pending trademark applications for Nitricil, Micronox and Pura-T in the United States. This prospectus also includes trademarks, trade names and service marks that are the property of other organizations. Solely for convenience, our trademarks and trade names referred to in this prospectus appear without any “™” or “®” symbol, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of any applicable licensor, to these trademarks and trade names.

INVESTORS OUTSIDE THE UNITED STATES

Neither we nor any of the underwriters have taken any action that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons who have come into possession of this prospectus in a jurisdiction outside the United States are required to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

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PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the risks of investing in our common stock discussed under the heading “Risk Factors,” and our financial statements and related notes included at the end of this prospectus before making an investment decision.

References to “Novan,” “the Company,” “we,” “us” and “our” are to Novan, Inc.

Overview

We are a late-stage pharmaceutical company focused on redefining the standard of care in dermatology through the development and commercialization of innovative therapies using our nitric oxide platform. Nitric oxide plays a vital role in the natural immune system response against microbial pathogens and is a critical regulator of inflammation. Our ability to harness nitric oxide and its multiple mechanisms of action has enabled us to create a platform with the potential to generate differentiated, first-in-class product candidates. The two key components of our nitric oxide platform are our proprietary Nitricil technology, which drives the creation of new chemical entities, or NCEs, and our topical formulation science, both of which we use to modulate, or “tune,” our product candidates for specific indications. We are using our platform to transform a useful, naturally occurring molecule into a therapeutic pipeline for a host of skin diseases.

We are rapidly advancing programs in five dermatological conditions with significant unmet medical need. These are some of the most prevalent diseases in dermatology and together represent a large market opportunity with a patient population surpassing 150 million Americans and 1.5 billion individuals globally.

Our lead product candidate is SB204, a cosmetically elegant topical gel that targets multiple mechanisms of action for the treatment of acne vulgaris, the most common skin disease in the United States. We commenced two identically designed Phase 3 pivotal clinical trials in the first quarter of 2016 and expect to report top-line results from these pivotal trials in the first quarter of 2017. Assuming successful completion of a long-term safety study in the second half of 2017, we are targeting submission of a new drug application, or NDA, for SB204 by year-end 2017. Our other product candidates include SB206, SB208 and SB414, which are targeted toward the treatment of either a specific microorganism or inflammatory components of a disease pathology. SB206 is a first-in-class, topical anti-viral gel in Phase 2 clinical development for the treatment of viral skin infections such as external genital and perianal warts caused by human papillomavirus, or HPV. We initiated our Phase 2 clinical trial for SB206 in 2015, and we expect to announce top-line results in the second half of 2016. SB208 is a topical broad-spectrum anti-fungal product candidate for the treatment of fungal infections of the skin and nails. We commenced Phase 2 clinical development of SB208 for the treatment of infections caused by dermatophytes such as Trichophyton rubrum, or T. rubrum, in July 2016. SB414, a topical cream in preclinical development for the treatment of inflammatory skin diseases such as psoriasis and atopic dermatitis, rounds out our current pipeline.

We believe that our ability to conveniently deploy nitric oxide on demand in topical formulations allows us the potential to significantly improve patient outcomes in a variety of skin diseases and positions us to be a commercially successful leader in the dermatology market.

Our Dermatology-Focused Nitric Oxide Platform

Nitric oxide is one of the most researched molecules in human physiology and has been extensively studied in many areas of medicine, including in microbial diseases and in the modulation of inflammation. As a fundamental component in host immune response against invading organisms, cells of the immune system naturally generate nitric oxide using the enzyme nitric oxide synthase and the amino acid precursor L-arginine. Nitric oxide is released in a targeted manner to kill microbial pathogens, including bacteria, fungi and viruses. Nitric oxide and its metabolites drive cell death within bacteria and fungi by targeting metal centers or amino acids on proteins critical to sustaining microbial viability. In virally infected cells, nitric oxide inhibits viral replication by binding directly to key enzymes or by inducing apoptosis, or programmed cell death, in these cells where tumor suppressors have been degraded or disabled. Beyond nitric oxide’s essential role in pathogen control, a large number of cells produce and respond to nitric oxide for several other immunoregulatory functions. The anti-inflammatory and immunosuppressive effects of nitric oxide occur in part through the inhibition of T cell proliferation and leukocyte recruitment.

However, the scarcity of nitric oxide-based therapeutic products is due to the challenges associated with controlling the release of a gas, the poor stability and low storage capacity of nitric oxide-loaded molecules, the inability to target specific tissues and the toxicity of several small molecules used previously as backbones to store nitric oxide. We believe the following key components of our nitric oxide platform fuel the creation of differentiated product candidates and address each of these limitations:

(1) Our Nitricil technology enables us to engineer tunable NCEs that allow for the stable chemical storage of large amounts of nitric oxide in solid form by loading it on an inert macromolecule, or polymer. The advantages of our proprietary Nitricil technology include tunability, stability, high storage capacity, targeted delivery and what we believe is an attractive safety profile. Our ability to select from several nitric oxide-loaded starting materials has driven our library of over 200 Nitricil compositions, each of which possesses a unique nitric oxide release profile.

(2) Our formulation science enables us to further tune the release of nitric oxide when applied to the skin by using proprietary combinations of inactive ingredients. This additional level of control enables us to use one NCE for multiple indications by altering the nitric oxide pharmacology with the composition of the topical formulation. This component of our nitric oxide platform creates an additional barrier to entry, which we believe may create a prolonged period of market exclusivity for each of our product candidates. Additionally, our formulation science allows us to customize the drug delivery method for the relevant anatomical location of a skin disease while considering physician and patient preferences for aesthetically pleasing and convenient products.

We have chosen to focus on dermatology because nitric oxide’s multiple mechanisms of action converge in the largest organ of the body, the skin. All of the major cell types that comprise the three layers of the skin are capable of producing nitric oxide at different rates, and these cells play an important part in organizing the skin’s unique ability to repair itself and maintain barrier function. Our platform allows us the ability to tune the release profile of nitric oxide and trigger its wide range of beneficial effects when host systems fail or are overwhelmed by invading microorganisms.

We believe that our nitric oxide platform is well suited to disrupt the large and growing dermatology market, reported to be $28 billion in the United States in 2014, according to IMS Health, Inc., or IMS. Despite the size of this market, innovation in medical dermatology has been largely stagnant for decades. For example, the widespread use of antibiotics and retinoids to treat acne vulgaris has been unchanged for over 30 years and, in our view, has failed to balance efficacy, tolerability and growing concerns over antibiotic resistance in a single product. We believe our nitric oxide platform will address the limitations of the current treatment landscape and therefore position us to redefine the standard of care in dermatology.

Our Product Candidates

SB204 for the Treatment of Acne Vulgaris (Phase 3)—We are developing our lead product candidate, SB204, as a once-daily, fast-acting, topical first-line monotherapy for the treatment of acne vulgaris. In the first quarter of 2016, we commenced two identically designed Phase 3 pivotal clinical trials of SB204 in which we expect to enroll a total of 2,600 patients with acne vulgaris, and we expect top-line results in the first quarter of 2017. Acne vulgaris is the most common skin disease in the United States, affecting approximately 40 to 50 million Americans annually, according to the American Academy of Dermatology. We believe the current treatment landscape significantly underserves patient needs due to the difficulty of balancing efficacy, systemic safety and cutaneous tolerability. Prior to initiating our Phase 3 trials, our 630-patient clinical program for SB204 included one first-in-human trial, six Phase 1 clinical trials and two Phase 2 clinical trials involving patients suffering from acne vulgaris, in each of which SB204 was well tolerated. In each of our Phase 2 clinical trials, we observed statistically significant reductions in both inflammatory and non-inflammatory lesion counts after 12 weeks of treatment. We designed the protocol for our Phase 3 clinical trials based on feedback we received from the U.S. Food and Drug Administration, or FDA, during our end-of-Phase 2 meeting in September 2015. Assuming successful completion of our Phase 3 clinical trials and our long-term safety study, we are targeting submission of our NDA for SB204 to the FDA by the end of 2017.

SB206, a Topical Anti-viral for the Treatment of External Genital and Perianal Warts (Phase 2)—Our second most advanced product candidate, SB206, represents a new approach to the treatment of HPV skin infections. In our preclinical studies, we observed complete inhibition of papilloma growth in vivo and inhibition of HPV viral replication in vitro. We have initially chosen to evaluate the anti-viral mechanism of action in a Phase 2 randomized, double-blind, vehicle-controlled clinical trial in 120 patients with genital warts caused by HPV and expect top-line results in the second half of 2016. All warts, including genital warts, are caused by HPV. We believe that SB206 has the potential to provide substantial improvements over currently approved topical therapies for warts, including shorter treatment duration, improved efficacy due to the direct anti-viral effect of nitric oxide, better local tolerability and decreased incidence of wart recurrence.

SB208, a Topical Anti-fungal for the Treatment of Onychomycosis (Phase 2)—We are developing SB208 as a topical anti-fungal for the treatment of fungal infections of the skin and nails. We commenced Phase 2 clinical development of SB208 for the treatment of infections caused by dermatophytes such as T. rubrum in July 2016. T. rubrum is a key pathogen in the development of athlete’s foot and onychomycosis. We believe SB208 will deliver high concentrations of nitric oxide that rapidly penetrate targeted tissues to potentially improve upon current efficacy rates observed with topical therapies while maintaining an attractive safety profile.

SB414, a Topical Anti-inflammatory for the Treatment of Inflammatory Skin Diseases (Preclinical)—Our pipeline also includes SB414, a topical cream product candidate, for which we are currently conducting preclinical studies for the treatment of inflammatory skin diseases, like psoriasis and atopic dermatitis. SB414 utilizes a slower nitric oxide-releasing cream formulation for which we have observed potent inflammatory cytokine inhibition in preclinical models. We plan to commence toxicology studies for SB414 in 2016 in support of the submission of an investigational new drug application, or IND, to the FDA, and are targeting initiation of clinical development in the second half of 2017.

Our Strategy

Our strategy is to develop and commercialize novel nitric oxide-based therapies that redefine the standard of care in dermatology. We are focused on creating topical dermatological therapies in indications with underserved patient populations and well-defined clinical and regulatory development pathways. In order to pursue our strategy, we plan to:

•	Complete development of our Phase 3 product candidate, SB204, and achieve regulatory approval in the United States.

•	Achieve proof-of-concept for our other clinical-stage product candidates, SB206 and SB208, and advance them into late-stage development.

•	Expand our existing pipeline by efficiently developing SB414 and other topical nitric oxide-based product candidates for new dermatological indications.

•	Establish our own sales and marketing organization to commercialize our products in the United States.

We maintain exclusive, worldwide commercial rights for all product candidates currently in our pipeline. Our intent is to build a dermatology-focused sales organization, with approximately 75 representatives in the field, to sell our product candidates that receive regulatory approval in the United States. Our sales force will initially target high-volume prescribing dermatologists and other healthcare providers. Our commercialization strategy will leverage our NCEs with differentiated mechanisms of action to enhance reimbursement potential and facilitate broad patient access. We are also evaluating strategic partnerships to commercialize our dermatology products in select international markets.

We believe that our management team’s significant experience in nitric oxide science, drug development and commercialization of dermatological products positions us to execute on our vision to be a commercially successful leader in the field of dermatology.

Risks Associated with Our Business

Our business is subject to a number of risks of which you should be aware before making a decision to invest in our common stock. These risks are discussed more fully in the section titled “Risk Factors” and include, among others:

•

We specialize in nitric oxide-based product candidates and our current intellectual property rights are limited to the field of dermatology. We may not be successful in redeploying our resources if our nitric oxide platform in dermatology fails to meet our expectations.

•	Clinical drug development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results.

•

Our product candidates may pose safety issues, cause adverse events, have side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label or result in significant negative consequences following marketing approval, if any.

•	Even if we obtain marketing approval for any product candidates, the products may become subject to unfavorable third-party coverage or reimbursement policies.

•	Our product candidates, if approved, will face significant competition, and our failure to effectively compete may prevent us from achieving significant market penetration.

•

We rely or intend to rely on third parties to conduct some of our preclinical and all of our clinical trials and to manufacture our clinical drug supplies and any approved product candidate. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may be unable to obtain regulatory approval for any of our product candidates or our commercialization efforts may be stopped, delayed or made less profitable.

•

If we are unable to obtain and maintain patent protection for our product candidates, or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialize technology and products similar or identical to ours, and our ability to successfully commercialize our technology and product candidates may be impaired.

•

We will need substantial additional funding and as of June 30, 2016, we had an accumulated deficit of $92.5 million. If we are unable to raise capital when needed, we would be forced to delay, reduce, terminate or eliminate our product development programs, or our commercialization efforts.

•

As a result of our operating losses and negative cash flows from operations, the report of our independent registered public accounting firm on our December 31, 2015 financial statements included an explanatory paragraph indicating that there is substantial doubt about our ability to continue as a going concern.

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. These include:

•

reduced obligations with respect to financial data, including presenting only two years of audited financial statements and only two years of selected financial data in the registration statement on Form S-1 of which this prospectus is a part;

•	reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements;

•	an exception from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act; and

•

exemptions from the requirements of holding a non-binding advisory vote on executive compensation and the requirement to obtain stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenue, we are deemed to be a large accelerated filer under rules of the Securities and Exchange Commission, or SEC, or we issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some or all of the available exemptions. We have taken advantage of certain reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, or

Securities Act, for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this election and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging companies.

Corporate Information

Novan, Inc. was incorporated in Delaware in 2006. On December 16, 2015, we formed KNOW Bio, LLC as a wholly owned subsidiary for the purpose of giving effect to the separation of non-dermatological assets from our company. On December 30, 2015, we distributed all of the outstanding member interests of KNOW Bio pro rata to our stockholders. Our principal executive offices are located at 4222 Emperor Boulevard, Suite 200, Durham, NC 27703. Our telephone number is (919) 485-8080. Our corporate website is www.novan.com. The information contained on or that can be accessed through our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus or in deciding to purchase our common stock.

THE OFFERING

Issuer	Novan, Inc.

Common stock offered by us	4,100,000 shares (or 4,715,000 shares if the underwriters exercise in full their option to purchase additional shares)

Common stock to be outstanding immediately after this offering	15,323,659 shares (or 15,938,659 shares if the underwriters exercise in full their option to purchase additional shares)

Underwriters’ option to purchase additional shares	615,000 shares

Use of proceeds	We estimate that our net proceeds from our issuance and sale of 4,100,000 shares of our common stock in this offering will be approximately $38.5 million (or approximately $44.8 million if the underwriters exercise in full their option to purchase additional shares), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to use the net proceeds from this offering, together with existing cash, as follows: (i) approximately $29.0 million to fund the development of SB204 through NDA submission; (ii) approximately $3.0 million to fund platform expansion with Phase 2 trials for SB206 and SB208; and (iii) the balance to fund internal research and development expenses associated with existing product candidates, including SB414, and future product candidates, and for working capital and general corporate purposes.

Risk factors	See “Risk Factors” in this prospectus for a discussion of factors that you should consider carefully before deciding to invest in shares of our common stock.

NASDAQ Global Market Symbol	“NOVN”

Dividend Policy	We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. Our future ability to pay cash dividends on our capital stock may be limited by the terms of any future debt or preferred securities or future credit facility.

The number of shares of our common stock to be outstanding after this offering is based on 2,256,338 shares of our common stock outstanding as of June 30, 2016 and 8,967,321 additional shares of our common stock issuable upon the conversion of all outstanding shares of our preferred stock and our non-voting common stock, which will occur automatically upon the closing of this offering, and excludes:

•	612,066 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2016, having a weighted average exercise price of $9.22 per share; and

•

833,333 shares of common stock reserved for future issuance under our 2016 Incentive Award Plan, or 2016 Plan, which will become effective upon the effectiveness of the registration statement of which this prospectus is a part.

Unless otherwise indicated, all information in this prospectus assumes or gives effect to:

•

a 1-for-1.2 reverse stock split of our outstanding shares of common stock and a proportional adjustment to the existing conversion ratio of each series of convertible preferred stock, effective September 7, 2016;

•	the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 8,776,269 shares of common stock, which will occur upon the closing of this offering;

•	the automatic conversion of all outstanding shares of our non-voting common stock into an aggregate of 191,052 shares of common stock, which will occur upon the closing of this offering;

•	no exercise of outstanding options after June 30, 2016;

•	the filing and effectiveness of our amended and restated certificate of incorporation; and

•	no exercise of the underwriters’ option to purchase additional shares to cover overallotments, if any.

Certain of our existing security holders and their affiliated entities and other entities have agreed to purchase approximately $18 million of common stock in this offering at the initial public offering price. The underwriters will receive the same underwriting discount on the shares purchased by these entities as they will on the other shares sold to the public in this offering.

Summary Financial Data

The following tables set forth a summary of our historical financial data as of, and for the periods ended on, the dates indicated. The statement of operations data for the years ended December 31, 2014 and 2015 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The statement of operations data for the six months ended June 30, 2015 and 2016, and the balance sheet data as of June 30, 2016, are derived from our unaudited interim financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated interim financial statements on the same basis as the audited financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair statement of the financial information set forth in those statements. You should read this data together with our audited consolidated financial statements and related notes appearing elsewhere in this prospectus and the information under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results are not necessarily indicative of our future results and our interim results are not necessarily indicative of results to be expected for the full year ending December 31, 2016, or any other period.

	Year Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
	(in thousands, except share and per share data)
Statement of operations data:
Government research contracts and grants revenue	$112	$—	$—	$—

Operating expenses:
Research and development	6,770	16,569	6,698	22,373
General and administrative	5,170	9,265	3,409	6,834

Total operating expenses	11,940	25,834	10,107	29,207

Operating loss	(11,828)	(25,834)	(10,107)	(29,207)

Other income (expense):
Interest income	58	48	2	34
Interest expense	(701)	(1)	(1)	—
Change in fair value of warrant liability	(641)	—	—	—
Other income (expense), net	9	1	(1)	9

Total other income (expense)	(1,275)	48	—	43

Loss from continuing operations	(13,103)	(25,786)	(10,107)	(29,164)
Income (loss) from discontinued operations	1,715	(2,274)	711	—

Net loss and comprehensive loss	$(11,388)	$(28,060)	$(10,818)	$(29,164)

Income (loss) per share, basic and diluted:
Continuing operations	$(5.95)	$(11.36)	$(4.50)	$(11.92)
Discontinued operations	0.78	(1.01)	(0.32)	—

Net loss per share, basic and diluted(1)	$(5.17)	$(12.37)	$(4.82)	$(11.92)

Weighted-average common shares used in computing net loss per share, basic and diluted(1)	2,203,278	2,269,124	2,244,099	2,447,067

Pro forma loss per share, basic and diluted:
Continuing operations (unaudited)		$(2.68)		$(2.61)
Discontinued operations (unaudited)		(0.24)		—

Pro forma net loss per share, basic and diluted (unaudited)(2)		$(2.92)		$(2.61)

Weighted-average common shares used to compute pro forma net loss per share, basic and diluted (unaudited)(2)		9,625,344		11,175,182

footnotes on following page

(1)

See note 1 in the notes to our consolidated financial statements appearing elsewhere in this prospectus for an explanation of the method used to calculate the historical basic and diluted net loss per share.

(2)

The unaudited pro forma weighted average common shares used in computing pro forma net loss per share (basic and diluted) has been prepared to give effect to the automatic conversion of all outstanding shares of preferred stock into 8,776,269 shares of common stock.

	As of June 30, 2016
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
		(in thousands)
Balance sheet data:
Cash and cash equivalents	$19,602	$19,602	$58,130
Total assets	$32,734	$32,734	$71,262
Total liabilities	$16,768	$16,768	$16,768
Accumulated deficit	$(92,498)	$(92,498)	$(92,498)
Total stockholders’ (deficit) equity	$(88,832)	$15,966	$54,494

(1)

The pro forma balance sheet data gives effect to the automatic conversion upon the closing of this offering of (a) all outstanding shares of our preferred stock into 8,776,269 shares of common stock and (b) all outstanding shares of our non-voting common stock into 191,052 shares of common stock.

(2)

In addition to the pro forma adjustments set forth in footnote 1, the pro forma as adjusted data gives further effect to the sale by us of 4,100,000 shares of common stock in this offering at the initial public offering price of $11.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. These risks include, but are not limited to, those described below, each of which may be relevant to an investment decision. You should carefully consider the risks described below, together with all of the other information in this prospectus, including our financial statements and related notes, before investing in our common stock. The realization of any of these risks could have a significant adverse effect on our reputation, business, including our financial condition, results of operations and growth, which we refer to collectively in this section as our business, and ability to accomplish our strategic objectives. In that event, the trading price of our common stock could decline, and you may lose part or all of your investment.

Risks Related to the Development, Regulatory Approval and Commercialization of our Current and Future Product Candidates

Drug development involves a lengthy and expensive process with uncertain outcomes, and results from earlier studies and trials may not be predictive of future trial results.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure or delay can occur at any time during the clinical trial process. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in clinical trials, even after promising results in earlier preclinical studies or clinical trials. These setbacks have been caused by, among other things, preclinical findings made while clinical trials were underway and safety or efficacy observations made in clinical trials, including previously unreported adverse events. The results of preclinical studies and early clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials. Product candidates in later stages of clinical trials may fail to show the required safety profile or meet the efficacy endpoints despite having progressed through preclinical studies and initial clinical trials. Notwithstanding any potential promising results in earlier testing, we cannot be certain that we will not face similar setbacks. Even if our clinical trials are completed, the results may not be sufficient to obtain regulatory approval for our product candidates.

We have completed Phase 2 studies of SB204 and initiated our Phase 3 trials in the first quarter of 2016. We are also currently conducting Phase 2 trials of SB206 and SB208. We may experience delays in completing and initiating these ongoing and planned trials and we cannot be certain that the trials or any other future clinical trials for our product candidates will begin on time, need to be redesigned, enroll an adequate number of patients on time or be completed on schedule, if at all. Clinical trials can be delayed or terminated for a variety of reasons, including delays or failures related to:

•	the FDA disagreeing as to the design or implementation of our clinical trials;

•

reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	obtaining institutional review board, or IRB, approval at each site;

•	the safety profiles of our product candidates;

•	recruiting suitable patients to participate in a trial;

•	having patients complete a trial or return for post-treatment follow-up;

•	clinical sites deviating from trial protocol;

•	addressing patient safety concerns that arise during the course of a trial;

•	adding a sufficient number of clinical trial sites; or

•	manufacturing sufficient quantities of product candidate for use in clinical trials.

We could also encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such trials are being conducted, by the Data Safety Monitoring Board, or DSMB, for such trial or by the FDA or other regulatory authorities. Such authorities may suspend or terminate a clinical trial due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse events, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.

If we experience delays in the completion, or termination, of any clinical trial of our product candidates, the commercial prospects of our product candidates may be harmed, and our ability to generate product revenues from any of these product candidates will be delayed or not realized at all. Any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may significantly harm our business, financial condition and prospects. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

In addition, we are conducting preclinical studies for SB414. We plan to commence toxicology studies in 2016 in support of an IND submission, and we expect to initiate clinical development in the second half of 2017. Our preclinical studies may not prove successful in demonstrating proof-of concept, or may show adverse toxicological findings, and even if successful may not necessarily predict that subsequent clinical trials will show the requisite safety and efficacy of our product candidates.

We have never conducted a Phase 3 clinical trial before, and may be unable to successfully do so for any of our product candidates.

The conduct of a Phase 3 clinical trial is a complex process that differs from clinical trials conducted in earlier phases. While some of our employees have conducted Phase 3 clinical trials in the past while employed at different companies, we, as a company, have not conducted a Phase 3 clinical trial before, and as a result, may require more time and incur greater costs than we anticipated. We commenced two identically designed Phase 3 pivotal clinical trials of our lead product candidate, SB204, for the treatment of acne vulgaris in the first quarter of 2016. Failure to complete, or delays experienced in, our clinical trials, or failure to commence any planned clinical trials would prevent us from, or delay us in, obtaining regulatory approval of and commercializing our product candidates.

If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

The timely completion of clinical trials in accordance with their protocols depends on, among other things, our ability to enroll a sufficient number of patients who remain in the trial until its conclusion. We may experience difficulties in patient enrollment in our clinical trials for a variety of reasons. The enrollment of patients depends on many factors, including:

•	the patient eligibility criteria defined in the protocol;

•	the size of the patient population required for analysis of the trial’s primary endpoints;

•	the proximity of patients to trial sites;

•	the design of the trial;

•	our ability to recruit clinical trial investigators with the appropriate competencies and experience;

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clinicians’ and patients’ perceptions as to the potential advantages of the product candidate being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating;

•	our ability to obtain patient consents; and

•	the risk that patients enrolled in clinical trials will drop out of the trials before completion.

In addition, our clinical trials will compete for the recruitment of patients with other clinical trials for product candidates that are in the same therapeutic areas as our product candidates, and this competition will reduce the number and types of patients available to us, because some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors.

Delays in patient enrollment may result in increased costs, which would adversely impact our statement of operations and cash flows, or may affect the timing or outcome of the planned clinical trials, which could prevent completion of these trials and adversely affect our ability to advance the development of our product candidates and hurt our competitive position.

We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we intend to focus on developing product candidates for specific indications that we identify as most likely to succeed, in terms of their potential both to gain regulatory approval and to achieve commercialization. As a result, we may forego or delay pursuit of opportunities with other product candidates or in other indications with greater commercial potential.

Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable product candidates. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to the product candidate.

Our product candidates may pose safety issues, cause adverse events or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any.

We, any partner with whom we may collaborate in the future or the FDA may suspend, delay, require modifications to or terminate our clinical trials at any time, for various reasons, including the discovery of serious or unexpected toxicities or other safety issues experienced by trial participants.

In addition, adverse events caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or comparable foreign regulatory authorities. Results of our clinical trials could reveal a high and unacceptable severity and prevalence of adverse events or unexpected characteristics. To date, patients treated with our product candidates have experienced drug-related cutaneous tolerability observations, including dryness, scaling, burning, erythema, itching, pain or irritation, and adverse events, including irritation and contact dermatitis.

If safety issues or unacceptable adverse events arise in the development of our product candidates, we, the FDA, the IRBs at the institutions in which our trials are conducted, or the DSMB could suspend or terminate our clinical trials or the FDA or comparable foreign regulatory authorities could order us to cease clinical trials or deny approval of our product candidates for any or all targeted indications. Treatment-related adverse events could also affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. In addition, these adverse events may not be appropriately recognized or managed by the treating medical staff.

Any of the foregoing events could prevent us from achieving or maintaining market acceptance of the particular product candidate, if approved, and may result in the loss of significant revenues to us, which would materially and adversely affect our results of operations and business.

The regulatory approval processes of the FDA are lengthy, time-consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

The time required to obtain approval by the FDA is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. We have not obtained regulatory approval for any product candidate and it is possible that none of our existing product candidates or any product candidates we may seek to develop in the future will ever obtain regulatory approval. Neither we nor any future collaborator is permitted to market any of our product candidates in the United States until we receive regulatory approval of an NDA from the FDA.

Prior to obtaining approval to commercialize a product candidate in the United States or abroad, we or our collaborators must demonstrate with substantial evidence from well-controlled clinical trials, and to the satisfaction of the FDA, that such product candidates are safe and effective for their intended uses. Results from preclinical studies and clinical trials can be interpreted in different ways. Even if we believe the preclinical or clinical data for our product candidates are promising, such data may not be sufficient to support approval by the FDA and other regulatory authorities. The FDA may also require us to conduct additional preclinical studies or clinical trials for our product candidates either prior to or post-approval, or it may object to elements of our clinical development program.

The FDA can delay, limit or deny approval of our product candidates or require us to conduct additional preclinical or clinical testing or abandon a program for many reasons, including:

•	the FDA’s disagreement with the design or implementation of our clinical trials;

•	negative or ambiguous results from our clinical trials or results that may not meet the level of statistical significance required by the FDA for approval;

•	serious and unexpected drug-related adverse events experienced by participants in our clinical trials or by individuals using drugs similar to our product candidates;

•	our inability to demonstrate to the satisfaction of the FDA that our product candidates are safe and effective for the proposed indication;

•	the FDA’s disagreement with the interpretation of data from preclinical studies or clinical trials;

•	our inability to demonstrate that the clinical and other benefits of our product candidates outweigh any safety or other perceived risks;

•	the FDA’s requirement for additional preclinical studies or clinical trials;

•	the FDA’s disagreement regarding the formulation, labeling or the specifications of our product candidates;

•	the FDA’s agency’s failure to approve the manufacturing processes or facilities of third-party manufacturers with which we contract; or

•	the potential for approval policies or regulations of the FDA to significantly change in a manner rendering our clinical data insufficient for approval.

Of the large number of drugs in development, only a small percentage successfully complete the FDA approval process and become commercialized. The lengthy approval process as well as the unpredictability of outcomes from future clinical trials may result in our failing to obtain regulatory approval to market our product candidates.

Even if we eventually complete clinical testing and receive approval of an NDA or foreign marketing application for our product candidates, the FDA may grant approval contingent on the performance of costly additional clinical trials, including Phase 4 clinical trials, or the implementation of a Risk Evaluation and Mitigation Strategy, or REMS, which may be required to ensure safe use of the drug after approval. The FDA also may approve a product candidate for a more limited indication or patient population than we originally requested, and the FDA may not approve the labeling that we believe is necessary or desirable for the successful commercialization of a product candidate. Any delay in obtaining, or inability to obtain, applicable regulatory approval would delay or prevent commercialization of that product candidate.

Regulatory approval of our product candidates by foreign regulatory authorities may be delayed or denied. We may be subject to pricing controls imposed by foreign governments and regulatory authorities.

We may seek regulatory approval of our product candidates from foreign regulatory authorities in the future. Such regulatory authorities may impose additional regulations and guidelines that differ in form and substance from those imposed by their counterparts in the United States and with which we are more familiar. Accordingly, the regulatory approval of our product candidates in those foreign jurisdictions could be delayed, limited or denied altogether. This could limit the scope of or prevent the commercialization of our products in the future and adversely affect our financial performance.

Further, in some countries, the pricing of pharmaceutical prescriptions is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product candidate. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after coverage and reimbursement have been obtained. Reference pricing used by various countries and parallel distribution or arbitrage between low-priced and high-priced countries can further reduce prices. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies, which is time-consuming and costly. If coverage and reimbursement of our product candidates are unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be harmed.

Even if our current product candidates or any future product candidates obtain regulatory approval, they may fail to achieve the broad degree of physician and patient adoption and use necessary for commercial success.

The commercial success of any of our current or future product candidates, if approved, will depend significantly on the broad adoption and use of the resulting product by physicians and patients for approved indications. Our product candidates may not be commercially successful. The degree and rate of physician and patient adoption of our current or future product candidates, if approved, will depend on a number of factors, including:

•	the clinical indications for which the product is approved and patient demand for approved products that treat those indications;

•	the effectiveness of our product as compared to other available therapies;

•	the availability of coverage and adequate reimbursement from managed care plans and other healthcare payors for any of our product candidates that may be approved;

•	the cost of treatment with our product candidates in relation to alternative treatments and willingness to pay for the product, if approved, on the part of patients;

•	acceptance by physicians, major operators of clinics and patients of the product as a safe and effective treatment;

•	physician and patient willingness to adopt a new therapy over other available therapies to treat approved indications;

•	overcoming any biases physicians or patients may have toward particular therapies for the treatment of approved indications;

•	patient satisfaction with the results and administration of our product candidates and overall treatment experience;

•	the willingness of patients to pay for certain of our product candidates relative to other discretionary items, especially during economically challenging times;

•	the revenue and profitability that our product candidates may offer a physician as compared to alternative therapies;

•	the prevalence and severity of adverse events;

•	limitations or warnings contained in the FDA-approved labeling for our product candidates;

•	any FDA requirement to undertake a REMS;

•	the effectiveness of our sales, marketing and distribution efforts;

•	adverse publicity about our product candidates or favorable publicity about competitive products; and

•	potential product liability claims.

If any of our current or future product candidates are approved for use but fail to achieve the broad degree of physician and patient adoption necessary for commercial success, our operating results and financial condition will be adversely affected, which may delay, prevent or limit our ability to generate revenue and continue our business.

Even if we make a submission under a special protocol assessment, or SPA, from the FDA, there is no guarantee that we will obtain agreement from the FDA on the SPA. Even if we do obtain the FDA’s agreement, an SPA would not guarantee approval of any of our product candidates or any other particular outcome from regulatory review.

We currently do not have an SPA in place with respect to any of our product candidates. We have previously made such a submission for an SPA to the FDA in connection with the design of our Phase 3 clinical trials for SB204. We received feedback from the FDA on our Phase 3 trial design that we believed was sufficient to move forward on the Phase 3 development program without further pursuing an SPA. We recognize that the feedback obtained in connection with the SPA discussions does not constitute a formal SPA or a binding declaration from the FDA that it agrees with the Phase 3 clinical trials’ design, clinical endpoints or statistical analysis plan. We may, in the future, decide to make a submission for an SPA for any of our current or future product candidates.

The FDA’s SPA process is designed to facilitate the FDA’s review and approval of drugs by allowing the FDA to evaluate the proposed design and size of clinical trials that are intended to form the primary basis for determining a drug product’s efficacy. Upon specific request by a clinical trial sponsor, the FDA will evaluate the protocol and respond to a sponsor’s questions regarding, among other things, primary efficacy endpoints, trial conduct and data analysis, within 45 days of receipt of the request. The FDA ultimately assesses whether the protocol design and planned analysis of the trial are acceptable to support regulatory approval of the product candidate with respect to the effectiveness of the indication studied. All agreements and disagreements between the FDA and the sponsor regarding an SPA must be clearly documented in an SPA letter or the minutes of a meeting between the sponsor and the FDA.

Even if the FDA agrees to the SPA, an SPA agreement does not guarantee approval of a product candidate. Even if the FDA agrees to the design, execution, and analysis proposed in protocols reviewed under the SPA process, the FDA may revoke or alter its agreement in certain circumstances. In particular, an SPA agreement is not binding on the FDA if public health concerns emerge that were unrecognized at the time of the SPA agreement, other new scientific concerns regarding product safety or efficacy arise, the sponsor company fails to comply with the agreed upon trial protocols, or the relevant data, assumptions or information provided by the sponsor in a request for the SPA change or are found to be false or omit relevant facts. In addition, even after an SPA agreement is finalized, the SPA agreement may be modified, and such modification will be deemed binding on the FDA review division, except under the circumstances described above, if the FDA and the sponsor agree in writing to modify the protocol and such modification is intended to improve the study. The FDA retains significant latitude and discretion in interpreting the terms of the SPA agreement and the data and results from any study that is the subject of the SPA agreement.

Moreover, if the FDA revokes or alters its agreement under the SPA, or interprets the data collected from the clinical trial differently than we do, the FDA may not deem the data sufficient to support an application for regulatory approval.

Our product candidates may cause side effects which could delay or prevent their commercialization.

If any of our product candidates receives marketing approval, and we or other companies developing other nitric oxide-based therapies, including KNOW Bio, LLC, which has the right to develop our current nitric oxide-based technology in non-dermatological indications, later identify undesirable side effects caused by such products, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw their approval of the product;

•	we may be required to recall a product or change the way such product is administered to patients;

•	additional restrictions may be imposed on the marketing of the particular product or the manufacturing processes for the product or any component thereof;

•	regulatory authorities may require the addition of labeling statements, such as a ‘‘black box’’ warning or a contraindication;

•	we may be required to implement a REMS or create a Medication Guide outlining the risks of such adverse events for distribution to patients;

•	we could be sued and held liable for harm caused to patients;

•	the product may become less competitive; and

•	our reputation may suffer.

We expect to educate and train medical personnel so they know how to use our product candidates to understand their potential side effect profiles. Inadequate training in recognizing or managing the potential side effects of our product candidates could result in patient injury.

If we are unable to establish sales, marketing and distribution capabilities for our product candidates or any future product candidate that receives regulatory approval, we may not be successful in commercializing those product candidates, if approved.

We do not currently have a sales, marketing or distribution infrastructure in place. To achieve commercial success for any product candidate for which we may obtain marketing approval, we will need to establish a sales, marketing and distribution framework. In the future, we expect to build a focused sales, marketing and distribution infrastructure to market any of our product candidates in the United States. There are risks involved with establishing our own sales, marketing and distribution capabilities. For example, recruiting and training a sales force is expensive and time-consuming and could delay market uptake. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

Factors that may inhibit our efforts to commercialize our products on our own include:

•	our inability to recruit, train and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to physicians or persuade adequate numbers of physicians to prescribe any future products;

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

If we are unable to establish our own sales, marketing and distribution capabilities and enter into arrangements with third parties to perform these services, this could, in turn, decrease our revenue and our profitability. In addition, we may not be successful in entering into arrangements with third parties to sell, market and distribute our product candidates or may be unable to do so on terms that are favorable to us. We may not have adequate control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively. If we do not establish sales, marketing and distribution capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our product candidates.

Additionally, we are currently evaluating strategic partnerships to commercialize our dermatology products in select international markets. We may not be sufficiently familiar or have the requisite resources to penetrate international markets where some of our competitors have already achieved broad recognition and have established commercialization strategies in place. Moreover, we may not succeed in targeting healthcare providers, including physicians, outside the dermatology prescribing base, who may not be familiar with our product candidates.

Our product candidates, if approved, will face significant competition and our failure to effectively compete may prevent us from achieving significant market penetration.

The pharmaceutical industry is characterized by rapidly advancing technologies, intense competition and a strong emphasis on developing proprietary therapeutics. Numerous companies are engaged in the development, patenting, manufacturing and marketing of healthcare products competitive with those that we are developing. We face competition from a number of sources, such as pharmaceutical companies, generic drug companies, biotechnology companies and academic and research institutions, many of which have greater financial resources, marketing capabilities, sales forces, manufacturing capabilities, research and development capabilities, clinical trial expertise, intellectual property portfolios, experience in obtaining patents and regulatory approvals for product candidates and other resources than we do. Some of the companies that offer competing products also have a broad range of other product offerings, large direct sales forces and long-term customer relationships with our target physicians, which could inhibit our market penetration efforts. In addition, certain of our product candidates, if approved, may compete with other dermatological products, including over-the-counter treatments, for a share of some patients’ discretionary budgets and for physicians’ attention within their clinical practices.

Many pharmaceutical companies currently offer products, and continue to develop additional alternative product candidates and technologies, for indications similar to those targeted by our product candidates, including Galderma S.A., Allergan, Inc. and Valeant Pharmaceuticals International, Inc. The markets for dermatological therapies are competitive and are characterized by significant technological development and new product introduction. We anticipate that, if we obtain regulatory approval of our product candidates, we will face significant competition from other approved therapies. If approved, our product candidates may also compete with unregulated, unapproved and off-label treatments. To compete successfully in this market, we will have to demonstrate that the relative cost, safety and efficacy of our approved products, if any, provide an attractive alternative to existing and other new therapies. Such competition could lead to reduced market share for our product candidates and contribute to downward pressure on the pricing of our product candidates.

Due to less stringent regulatory requirements in certain foreign countries, there are many more dermatological products and procedures available for use in those international markets than are approved for use in the United States. In certain international markets, there are also fewer limitations on the claims that our competitors can make about the effectiveness of their products and the manner in which they can market them. As a result, we expect to face more competition in these markets than in the United States.

Even if we obtain marketing approval for any product candidates, the products may become subject to unfavorable third-party coverage or reimbursement policies, which would harm our business.

The success of our product candidates, if approved, depends on the availability of adequate coverage and reimbursement from government authorities and third-party payors, such as private health insurers and health maintenance organizations. Patients who are provided medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors is critical to product acceptance.

Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which drugs and treatments they will cover and the amount of reimbursement that will be provided. Coverage decisions may depend on clinical and economic standards that disfavor new products when more established or lower cost therapeutic alternatives are already available or subsequently become available. Third-party payors may refuse to include a particular branded product in their formularies, or lists of medications for which third-party payors provide coverage and reimbursement, or otherwise restrict patient access through formulary controls or otherwise to a branded product when a less costly generic equivalent or other alternative is available. Coverage may be more limited than the purposes for which a product is approved by the FDA or similar regulatory authorities outside the United States.

Assuming that we obtain coverage for a given product, the resulting reimbursement rates might not be adequate to cover our costs, including research, development, manufacture, sale and distribution, or achieve or sustain profitability, or may require co-payments that patients find unacceptably high. Patients are unlikely to use our products unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our product candidates. Patients are unlikely to use our products unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our product candidates. Increasingly, third-party payors are requiring that pharmaceutical companies provide them with predetermined discounts from list prices and are challenging the prices charged for products. There is significant uncertainty related to insurance coverage and reimbursement of newly approved products. It is difficult to predict at this time what third-party payors will decide with respect to the coverage and reimbursement for our product candidates

In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors. Therefore, coverage and reimbursement for a product can differ significantly from payor to payor. As a result, obtaining and maintaining coverage and reimbursement for a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide supporting scientific, clinical and cost-effectiveness data for the use of our products to each payor separately, with no assurance that adequate coverage and reimbursement will be applied consistently or obtained in the first instance.

Governmental and third-party payors in the United States and abroad are developing increasingly sophisticated methods of controlling healthcare costs. Further, we believe that future coverage and reimbursement will likely be subject to increased restrictions both in the United States and in international markets. Third-party coverage and reimbursement for our product candidates for which we may receive regulatory approval may not be available, limited, or adequate in either the United States or international markets.

We may face product liability exposure, and if successful claims are brought against us, we may incur substantial liability if our insurance coverage for those claims is inadequate.

We face an inherent risk of product liability as a result of the clinical testing of our product candidates and will face an even greater risk if we commercialize any products. This risk exists even if a product is approved for commercial sale by the FDA and manufactured in facilities licensed and regulated by the FDA or an applicable foreign regulatory authority. Our product candidates are designed to affect important bodily functions and processes. Any adverse events, manufacturing defects, misuse or abuse associated with our product candidates could result in injury to a patient or even death. We cannot offer any assurance that we will not face product liability suits in the future, nor can we assure you that our insurance coverage will be sufficient to cover our liability under any such cases.

In addition, a liability claim may be brought against us even if our product candidates merely appear to have caused an injury. Product liability claims may be brought against us by consumers, healthcare providers, pharmaceutical companies or others selling or otherwise coming into contact with our product candidates, among others. If we cannot successfully defend ourselves against product liability claims we will incur substantial liabilities and reputational harm. In addition, regardless of merit or eventual outcome, product liability claims may result in:

•	withdrawal of clinical trial participants;

•	decreased enrollment rates of clinical trial participants;

•	termination of clinical trial sites or entire trial programs;

•	the inability to commercialize our product candidates;

•	decreased demand for our product candidates;

•	impairment of our business reputation;

•	product recall or withdrawal from the market or labeling, marketing or promotional restrictions;

•	substantial costs of any related litigation or similar disputes;

•	distraction of management’s attention and other resources from our primary business;

•	substantial monetary awards to patients or other claimants against us that may not be covered by insurance; or

•	loss of revenue.

We have obtained product liability insurance coverage, with an aggregate limit of $5.0 million, for clinical trials. Large judgments have been awarded in class action or individual lawsuits based on drugs that had unanticipated adverse events. Our insurance coverage may not be sufficient to cover all of our product liability related expenses or losses and may not cover us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive, and, in the future, we may not be able to maintain insurance coverage at a reasonable cost, in sufficient amounts or upon adequate terms to protect us against losses due to product liability. We will need to increase our product liability coverage if any of our product candidates receive regulatory approval, which will be costly, and we may be unable to obtain this increased product liability insurance on commercially reasonable terms, or at all. A successful product liability claim or series of claims brought against us could cause our stock price to decline and, if judgments exceed our insurance coverage, could decrease our cash, negatively impact our statement of operations and could harm our financial condition.

If and when we market our product candidates, our relationships with healthcare providers, customers and third-party payors, as well as our general business operations, may be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, and failure to comply with such regulations could expose us to penalties including criminal sanctions, civil penalties, exclusion from government healthcare programs, contractual damages, reputational harm and diminished profits and future earnings.

Healthcare providers, customers and third-party payors will play a primary role in the recommendation and prescription of any product candidates for which we may obtain marketing approval. Our future arrangements with third-party payors, healthcare providers and customers and our general operations may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute any product candidates for which we obtain marketing approval. Restrictions under applicable federal and state healthcare laws and regulations may include the following:

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the federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it in order to have committed a violation.

•	the federal false claims and civil monetary penalties laws, including the civil False Claims Act, which impose criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government; in addition, the government may assert that a claim including items and services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false of fraudulent claim for purposes of the False Claims Act;

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal and civil liability for, among other things, executing or attempting to execute a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their implementing regulations, which also imposes obligations, including mandatory contractual terms, on certain types of people and entities with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

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the federal Physician Payments Sunshine Act, which requires manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to the government information related to certain payments or other ‘‘transfers of value’’ made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, and requires applicable manufacturers to report annually to the government ownership and investment interests held by the physicians described above and their immediate family members and payments or other ‘‘transfers of value’’ to such physician owners; and

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analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state and foreign laws governing the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Efforts to ensure that our internal operations and business arrangements with third parties comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. The risk of our being found in violation of these laws is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available under such laws, it is possible that some of our business activities, including our relationships with physicians and other healthcare providers, some of whom will recommend, purchase or prescribe our products, could be subject to challenge under one or more of such laws.

If our operations are found to be in violation of any of these laws or any other governmental laws and regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, exclusion of products from government funded healthcare programs, such as Medicare and Medicaid, disgorgement, contractual damages, reputational harm, diminished profits and the curtailment or restructuring of our operations. If any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs, which would adversely impact our statement of operations and cash flows.

Risks Related to Manufacturing and our Reliance on Third Parties

We rely on third parties to conduct some of our preclinical studies and all of our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may be unable to obtain regulatory approval for or commercialize any of our product candidates.

We currently do not have the ability to independently conduct preclinical studies that comply with the regulatory requirements known as good laboratory practice, or GLP, requirements. We also do not currently have the ability to independently conduct any clinical trials. The FDA and regulatory authorities in other jurisdictions require us to comply with regulations and standards, commonly referred to as good clinical practice, or GCP, requirements for conducting, monitoring, recording and reporting the results of clinical trials, in order to ensure that the data and results are scientifically credible and accurate and that the trial subjects are adequately informed of the potential risks of participating in clinical trials. We rely on medical institutions, clinical investigators, contract laboratories and other third parties, such as contract research organizations, or CROs, to conduct GLP-compliant preclinical studies and GCP-compliant clinical trials on our product candidates properly and on time. While we will have agreements governing their activities, we control only certain aspects of their activities and have limited influence over their actual performance. The third parties with whom we contract for execution of our GLP preclinical studies and our GCP clinical trials play a significant role in the conduct of these studies and trials and the subsequent collection and analysis of data. These third parties are not our employees and, except for restrictions imposed by our contracts with such third parties, we have limited ability to control the amount or timing of resources that they devote to our programs. Although we rely on these third parties to conduct our GLP-compliant preclinical studies and GCP-compliant clinical trials, we remain responsible for ensuring that each of our GLP preclinical studies and clinical trials is conducted in accordance with its investigational plan and protocol and applicable laws and regulations, and our reliance on the CROs does not relieve us of our regulatory responsibilities. In addition, if any of our CROs terminate their involvement with us for any reason, we may not be able to enter into similar arrangements with alternative CROs within a short period of time, or do so on commercially reasonable terms.

Many of the third parties with whom we contract may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other drug development activities that could harm our competitive position. In addition, since the number of qualified clinical investigators is limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials in such clinical trial site. If the third parties conducting our GLP preclinical studies or our clinical trials do not perform their contractual duties or obligations, experience work stoppages, do not meet expected deadlines, terminate their agreements with us or need to be replaced, or if the quality or accuracy of the clinical data they obtain is compromised due to their failure to adhere to our clinical trial protocols or to GCPs, or for any other reason, we may need to enter into new arrangements with alternative third parties. This could be difficult, costly or impossible, and our preclinical studies or clinical trials may need to be extended, delayed, terminated or repeated. As a result we may not be able to obtain regulatory approval in a timely fashion, or at all, for the applicable product candidate, our financial results and the commercial prospects for our product candidates would be harmed, our costs could increase, and our ability to generate revenues could be delayed.

In addition, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and may receive cash or equity compensation in connection with such services. If these relationships and any related compensation result in perceived or actual conflicts of interest, or the FDA concludes that the financial relationship may have affected the interpretation of the trial, the integrity of the data generated at the applicable clinical trial site may be questioned and the utility of the clinical trial itself may be jeopardized, which could result in the delay or rejection by the FDA of any NDA we submit. Any such delay or rejection could prevent us from commercializing our future product candidates.

We rely on third parties to manufacture our clinical drug supplies and we intend to rely on third parties to produce commercial supplies of any approved product candidate, and our commercialization of any of our product candidates could be stopped, delayed or made less profitable if those third parties fail to obtain approval of the FDA or comparable regulatory authorities, fail to provide us with sufficient quantities of drug product or fail to do so at acceptable quality levels or prices.

We do not currently have nor do we plan to acquire the infrastructure or capability internally to completely manufacture our clinical drug supplies for use in the conduct of our clinical trials, and we lack the resources and the capability to manufacture any of our product candidates on a clinical or commercial scale. While we currently manufacture the active drug substance in our own facilities, we rely on third parties to manufacture the finished drug product. The facilities used by our contract manufacturers to manufacture our product candidates must be approved by the FDA pursuant to inspections that will be conducted after we submit our NDA to the FDA. We do not control the manufacturing process of, and are completely dependent on, our contract manufacturing partners for compliance with the regulatory requirements, known as current good manufacturing practice, or cGMP, requirements for manufacture of drug products. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or others, they will not be able to secure or maintain regulatory approval for their manufacturing facilities. In addition, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved.

We rely on third-party manufacturers to purchase from third-party suppliers the materials necessary to produce our product candidates for our clinical trials. There are a limited number of suppliers for raw materials, including nitric oxide, that we use to manufacture our drugs and there may be a need to assess alternate suppliers to prevent a possible disruption of the manufacture of the materials, importantly nitric oxide, necessary to produce our product candidates for our clinical trials, and if approved, ultimately for commercial sale. We do not have any control over the process or timing of the acquisition of these raw materials by our manufacturers. Moreover, we currently do not have any agreements for the commercial production of these raw materials, including nitric oxide. Although we generally do not begin a clinical trial unless we believe we have a sufficient supply of a product candidate to complete the clinical trial, any significant delay in the supply of a product candidate, or the raw material components thereof, for an ongoing clinical trial due to the need to replace a third-party manufacturer could considerably delay completion of our clinical trials, product testing and potential regulatory approval of our product candidates. If our manufacturers or we are unable to purchase these raw materials, including nitric oxide after regulatory approval has been obtained for our product candidates, the commercial launch of our product candidates would be delayed or there would be a shortage in supply, which would impair our ability to generate revenues from the sale of our product candidates.

We expect to continue to depend on third-party contract manufacturers for the foreseeable future. We have not entered into long-term agreements with our current contract manufacturers or with any alternate suppliers, and though we intend to do so prior to commercial launch in order to ensure that we maintain adequate supplies of finished drug product, we may be unable to enter into such an agreement or do so on commercially reasonable terms. We currently obtain our supplies of finished drug product through individual purchase orders.

Our employees, independent contractors, principal investigators, CROs, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could expose us to liability and hurt our reputation.

We are exposed to the risk that our employees, independent contractors, principal investigators, CROs, consultants, commercial partners and vendors may engage in fraudulent conduct or other illegal activity. Misconduct by these parties could include intentional, reckless or negligent conduct or disclosure of unauthorized activities to us that violates: (i) FDA laws and regulations, including those laws that require the reporting of true, complete and accurate information to the FDA, (ii) manufacturing standards, (iii) federal and state data privacy, security, fraud and abuse and other healthcare laws, or (iv) laws that require the true, complete and accurate reporting of financial information or data. Activities subject to these laws also involve the improper use or misrepresentation of information obtained in the course of clinical trials, creating fraudulent data in our preclinical studies or clinical trials or illegal misappropriation of drug product, which could result in regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. Additionally, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and financial results, including, without limitation, the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, reputational harm, diminished profits and future earnings, and curtailment of our operations.

Risks Related to Our Operations

Our business involves the use of hazardous materials and we and our third-party suppliers and manufacturers must comply with environmental laws and regulations, which can be expensive and restrict how we do business.

The manufacturing activities of our third-party suppliers and manufacturers involve the controlled storage, use and disposal of hazardous materials owned by us, including the components of our product candidates such as nitric oxide and other hazardous compounds. We and our manufacturers and suppliers are subject to laws and regulations governing the use, manufacture, storage, handling and disposal of these hazardous materials. In some cases, these hazardous materials and various wastes resulting from their use are stored at our suppliers’ or manufacturers’ facilities pending use and disposal. We and our suppliers and manufacturers cannot completely eliminate the risk of contamination, which could cause an interruption of our commercialization efforts, research and development efforts and business operations, injury to our service providers and others and environmental damage resulting in costly clean-up and liabilities under applicable laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. Although we believe that the safety procedures utilized by our third-party suppliers and manufacturers for handling and disposing of these materials generally comply with the standards prescribed by these laws and regulations, we cannot guarantee that this is the case or eliminate the risk of accidental contamination or injury from these materials. In such an event, we may be held liable for any resulting damages and such liability could exceed our financial resources.

We specialize solely in developing nitric oxide-based dermatology therapeutics, and if we do not successfully achieve regulatory approval for any of our product candidates or successfully commercialize them, we may not be able to continue as a business.

All of our clinical development efforts to date have focused on the development of nitric oxide-based topical therapies. There can be no assurance that the intended or anticipated results from the use of nitric oxide-based therapies will be reaped, and that we will successfully bring our product candidates to market. Because all of our current product candidates are based on nitric oxide and our Nitricil technology, the failure of our Nitricil technology to be safe or efficacious generally will have adverse implications for our entire product candidate pipeline. If, for any reason, our intended use of nitric oxide does not materialize, we may not be able to redeploy our resources to alternative components or raw materials, efficiently or at all.

New stockholders in this offering will not have an interest in the non-dermatological assets transferred to KNOW Bio, LLC in connection with the Separation Transaction.

In December 2015, we formed KNOW Bio, LLC, a wholly owned subsidiary of our company, or KNOW Bio, for the purpose of giving effect to the legal separation of non-dermatological assets, mainly consisting of intellectual property rights, from our company. We made a cash contribution to KNOW Bio to provide it with working capital, and we distributed all of the outstanding member interests of KNOW Bio pro rata to our stockholders. We refer to the foregoing transactions collectively as the Separation Transaction. As a result of the Separation Transaction, new stockholders in this offering will not have an interest in the non-dermatological assets that were separated from our company. An investment in our common stock is not an investment in KNOW Bio.

We expect to experience significant growth which may adversely disrupt our operations.

As of June 30, 2016, we had 62 full-time employees and one part-time employee. As our development progresses, we expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the area of product development and, if any of our product candidates receives marketing approval, sales, marketing and distribution. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

Our business and operations would suffer in the event of computer system failures, cyber-attacks or deficiencies in our cyber-security.

Despite the implementation of security measures, our internal computer systems, and those of third parties on which we rely, are vulnerable to damage from computer viruses, malware, natural disasters, terrorism, war, telecommunication and electrical failures, cyber-attacks or cyber-intrusions over the Internet, attachments to emails, persons inside our organization, or persons with access to systems inside our organization. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our product development programs. For example, the loss of clinical trial data from completed or ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach was to result in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur material legal claims and liability, and damage to our reputation, and the further development of our product candidates could be delayed.

Risks Related to Government Regulation

Even if we receive regulatory approval of our product candidates, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense, and we may be subject to penalties, if we fail to comply with regulatory requirements or experience unanticipated problems with our product candidates.

Any regulatory approvals that we receive for our product candidates may be subject to limitations on the approved indicated uses for which the product may be marketed or the conditions of approval, or contain requirements for potentially costly post-market testing and surveillance to monitor the safety and efficacy of the product candidate. The FDA may also require a REMS as a condition of approval of our product candidates, which could include requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or a comparable foreign regulatory authority approves our product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for our product candidates will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMPs and GCP requirements for any clinical trials that we conduct post-approval. Later discovery of previously unknown problems with our product candidates, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

•	restrictions on the marketing or manufacturing of our product candidates, withdrawal of the product from the market, or voluntary or mandatory product recalls;

•	fines, warning letters or holds on clinical trials;

•	refusal by the FDA to approve pending applications or supplements to approved applications filed by us or suspension or revocation of approvals;

•	product seizure or detention, or refusal to permit the import or export of our product candidates; and

•	injunctions or the imposition of civil or criminal penalties.

The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability.

Recently enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our product candidates and affect the prices we may obtain.

In the United States and some foreign jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to profitably sell any product candidates for which we obtain marketing approval.

For example, in the United States, in 2010, President Obama signed into law the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively the ACA, a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. Among the provisions of the ACA of importance to our potential product candidates are the following:

•	an annual, nondeductible fee payable by any entity that manufactures or imports specified branded prescription drugs and biologic agents;

•	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program;

•	a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;

•

a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries under their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

•	extension of manufacturers’ Medicaid rebate liability to individuals enrolled in Medicaid managed care organizations;

•	expansion of eligibility criteria for Medicaid programs;

•	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;

•	a new requirement to annually report drug samples that manufacturers and distributors provide to physicians; and

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

There have been judicial and Congressional challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. At this time, the full effect that the ACA would have on our business remains unclear.

In addition, other legislative changes have been proposed and adopted in the U.S. since the ACA was enacted. These changes included aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013 and, due to the Bipartisan Budget Act of 2015, will remain in effect through 2025 unless additional action is taken by Congress. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several types of providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding. In addition, recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their commercial products.

We expect that the ACA, as well as other healthcare reform measures that may be adopted in the future, may result in additional reductions in Medicare and other healthcare funding, more rigorous coverage criteria, new payment methodologies and in additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our product candidates, if approved.

Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements.

We are subject to governmental economic sanctions and export and import controls that could impair our ability to compete in international markets or subject us to liability if we are not in compliance with applicable laws.

As a U.S. company, we are subject to U.S. import and export controls and economic sanctions laws and regulations, and we are required to import and export our product candidates, technology and services in compliance with those laws and regulations, including the U.S. Export Administration Regulations, the International Traffic in Arms Regulations, and economic embargo and trade sanction programs administered by the Treasury Department’s Office of Foreign Assets Control.

U.S. economic sanctions and export control laws and regulations prohibit the shipment of certain products and services to countries, governments and persons targeted by U.S. sanctions. While we are currently taking precautions to prevent doing any business, directly or indirectly, with countries, governments and persons targeted by U.S. sanctions and to ensure that our product candidates, if approved, are not exported or used by countries, governments and persons targeted by U.S. sanctions, such measures may be circumvented.

Furthermore, if we export our product candidates, if approved, the exports may require authorizations, including a license, a license exception or other appropriate government authorization. Complying with export control and sanctions regulations for a particular sale may be time-consuming and may result in the delay or loss of sales opportunities. Failure to comply with export control and sanctions regulations for a particular sale may expose us to government investigations and penalties.

If we are found to be in violation of U.S. sanctions or import or export control laws, it could result in civil and criminal, monetary and non-monetary penalties, including possible incarceration for those individuals responsible for the violations, the loss of export or import privileges and reputational harm.

We are subject to anti-corruption and anti-money laundering laws with respect to our operations and non-compliance with such laws can subject us to criminal or civil liability and harm our business.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act and possibly other anti-bribery and anti-money laundering laws in countries in which we may conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees and third-party intermediaries from authorizing, offering or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector. As we commercialize our product candidates and eventually commence international sales and business, we may engage with collaborators and third-party intermediaries to sell our products abroad and to obtain necessary permits, licenses and other regulatory approvals. We or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We may be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners and agents, even if we do not explicitly authorize such activities.

Noncompliance with anti-corruption and anti-money laundering laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension or debarment from contracting with certain persons, the loss of export privileges, reputational harm, adverse media coverage and other collateral consequences. Responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain patent protection for our product candidates, or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialize technology and products similar or identical to ours, and our ability to successfully commercialize our technology and product candidates may be impaired.

We rely upon a combination of patents, trade secret protection, and confidentiality agreements to protect the intellectual property related to our product candidates. Our success depends in large part on our ability to obtain and maintain patent protection in the United States and other countries with respect to our product candidates. We seek to protect our proprietary position by filing patent applications in the United States and abroad related to our product candidates.

The patent prosecution process is expensive and time-consuming, however, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our technology platform or product candidates before it is too late to obtain patent protection. We may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the rights to patents licensed to or from third parties. In particular, certain patents and patent applications covering our core technology platform are exclusively licensed from the University of North Carolina, or UNC, and under our license agreement with UNC, we rely on UNC to prosecute and maintain such patents and applications. Therefore, these patents and applications, and any other patents and applications that we may license from or to third parties, may not be prosecuted and enforced in a manner consistent with the best interests of our business.

If the patent applications we hold or have in-licensed with respect to our product candidates fail to issue, if their breadth or strength of protection is threatened, or if they fail to provide meaningful exclusivity for our current or any future product candidates, it could have a materially adverse effect on our business. Even if our owned and licensed patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our owned and licensed patents by developing similar or alternative technologies or products in a non-infringing manner.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the United States or vice versa. For example, European patent law restricts the patentability of methods of treatment of the human body more than United States law does. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in our owned and licensed patents or pending patent applications, or that we were the first to file for patent protection of such inventions. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our pending and future patent applications may not result in patents being issued that protect our technology or products, in whole or in part, or which effectively prevent others from commercializing competitive technologies and products. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our owned and licensed patents or narrow the scope of our patent protection while patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents.

Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to United States patent law. These include provisions that affect the way patent applications are prosecuted and may also affect patent litigation. The United States Patent Office recently developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, only became effective on March 16, 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have an adverse effect on our business and financial condition. For example, the first to file system under the Leahy-Smith Act may incentivize companies like us in the biopharmaceutical industry to file patent applications as soon as possible, and filing applications as soon as possible runs the risk that the application will not have the supporting data to claim the broadest protection possible in the United States.

Moreover, we may be subject to a third-party preissuance submission of prior art to the U.S. Patent and Trademark Office, or USPTO, or become involved in opposition, derivation, reexamination, inter partes review, post-grant review or interference proceedings challenging our patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by our owned and licensed patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

In addition, the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our owned and licensed patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

Finally, certain of our activities and our licensors’ activities have been funded, and may in the future be funded, by the U.S. federal government. When new technologies are developed with U.S. federal government funding, the government obtains certain rights in any resulting patents, including a nonexclusive license authorizing the government to use the invention for non-commercial purposes. These rights may permit the government to disclose our confidential information to third parties and to exercise “march-in” rights to use or allow third parties to use our patented technology. The government can exercise its march-in rights if it determines that action is necessary because we fail to achieve practical application of the U.S. government-funded technology, because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations or to give preference to U.S. industry. In addition, U.S. government-funded inventions must be reported to the government, U.S. government funding must be disclosed in any resulting patent applications, and our rights in such inventions may be subject to certain requirements to manufacture products in the United States.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the USPTO and other foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign national or international patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of patent rights include, but are not limited to, failure to timely file national and regional stage patent applications based on our international patent application, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we or our licensors fail to maintain the patents and patent applications covering our technology platform or product candidates, our competitors might be able to enter the market, which would have an adverse effect on our business.

Changes in U.S. patent laws could diminish the value of patents in general, thereby impairing our ability to protect our products.

The United States has recently enacted and implemented wide-ranging patent reform legislation. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on actions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce patents that we have licensed or that we might obtain in the future.

We may be involved in lawsuits to protect or enforce our owned and licensed patents, which could be expensive, time-consuming and unsuccessful. Further, our issued patents could be found invalid or unenforceable if challenged in court.

If we were to initiate legal proceedings against a third-party to enforce a patent directed to our product candidates, or one of our future product candidates, the defendant could counterclaim that our patent is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, non-enablement or insufficient written description. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO or made a misleading statement during prosecution. Third parties may also raise similar claims before the USPTO, even outside the context of litigation. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our product candidates. Such a loss of patent protection would harm our business.

Interference proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our owned and licensed patents or patent applications. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms, or at all.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.

Most of our competitors are larger than we are and have substantially greater resources than we do. They are, therefore, likely to be able to sustain the costs of complex patent or other intellectual property rights litigation longer than we could. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property. Litigation could result in substantial costs and diversion of management resources, which could harm our business. In addition, the uncertainties associated with litigation could compromise our ability to raise the funds necessary to continue our clinical trials, continue our internal research programs, or in-license needed technology or other product candidates. There could also be public announcements of the results of the hearing, motions, or other interim proceedings or developments. If securities analysts or investors perceive those results to be negative, it could cause the price of shares of our common stock to decline.

We may not be able to protect our intellectual property rights throughout the world, which could impair our business.

Filing, prosecuting and defending patents on our product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our invention in such countries. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and may export otherwise infringing products to territories where we have patent protection, but enforcement rights are not as strong as those in the United States. These products may compete with our product candidates and our owned and licensed patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of some countries do not favor the enforcement of patents and other intellectual property protection, which could make it difficult for us to stop the infringement of our owned and licensed patents generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our owned and licensed patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful.

Many countries, including European Union countries, India, Japan and China, have compulsory licensing laws under which a patent owner may be compelled under specified circumstances to grant licenses to third parties. In those countries, we may have limited remedies if patents are infringed or if we are compelled to grant a license to a third party, which could materially diminish the value of those patents. This could limit our potential revenue opportunities. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

We may not be able to obtain licenses to third-party intellectual property. Third parties may initiate legal proceedings alleging infringement of their intellectual property rights.

A third party may hold intellectual property, including patent rights that are important or necessary to the development or commercialization of our product candidates. However, we may not be able to obtain such licenses on commercially reasonable terms, or at all. In addition, our existing licenses may be terminated or may not be renewed, which could hurt our business.

In addition, our commercial success depends upon our ability to develop, manufacture, market and sell our product candidates and use our proprietary technologies without infringing the proprietary rights of third parties. There is considerable intellectual property litigation in the biotechnology and pharmaceutical industries. We may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to our products and technology, including interference or derivation proceedings before the USPTO. Numerous U.S. and foreign issued patents and pending patent applications owned by third parties exist in the fields in which we are developing our product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, and as we gain greater visibility and market exposure as a public company, the risk increases that our product candidates or other business activities may be subject to claims of infringement of the patent and other proprietary rights of third parties. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future. We have conducted searches for information in support of patent protection and otherwise evaluating the patent landscape for nitric oxide releasing materials and products, and, based on these searches and evaluations to date, we do not believe that there are valid patents which contain granted claims that could be asserted with respect to our nitric oxide-based product candidates.

Parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our product candidates or force us to cease some of our business operations. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. If we are found to infringe a third party’s intellectual property rights, we could be required to redesign our infringing products or obtain a license from such third party to continue developing and marketing our products and technology. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. Moreover, we could be forced, including by court order, to cease commercializing the infringing technology or product. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business.

We may be subject to claims by third parties asserting that we or our employees have misappropriated their intellectual property, or claiming ownership of what we regard as our own intellectual property.

Many of our employees were previously employed at other biotechnology or pharmaceutical companies or universities. Although we try to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that these employees or we have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such employee’s former employer. Litigation may be necessary to defend against these claims.

In addition, while it is our policy to require our employees and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that we regard as our own. Our and their assignment agreements may not be self-executing or may be breached, and we may be forced to bring claims against third parties, or defend claims they may bring against us, to determine the ownership of what we regard as our intellectual property.

If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to management.

If we fail to comply with our obligations under any license, collaboration or other agreements, it could have a material adverse effect on our commercialization efforts for our product candidates.

Our current license with UNC imposes, and any future licenses we enter into may impose, various development, commercialization, milestone, royalty, diligence, sublicensing, insurance, patent prosecution and enforcement, and other obligations on us. If we breach any of these obligations, or use the intellectual property licensed to us in an unauthorized manner, we may be required to pay damages and the licensor may have the right to terminate the license, which could result in us being unable to develop, manufacture and sell products that are covered by the licensed technology or enable a competitor to gain access to the licensed technology.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for our product candidates, we also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position.

We seek to protect our trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees (including through specific provisions in employment contracts), corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, our competitive position would be materially impaired.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

Because we expect to rely on third parties to manufacture SB204 and any future product candidates, we must, at times, share trade secrets with them. These agreements typically limit the rights of the third parties to use or disclose our confidential information, including our trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s discovery of our trade secrets or other unauthorized use or disclosure would impair our competitive position and may adversely impact our business.

Any trademarks we have obtained or may obtain may be infringed or successfully challenged, materially harming to our business.

We expect to rely on trademarks as one means to distinguish any of our product candidates that are approved for marketing from the products of our competitors. Once we select new trademarks and apply to register them, our trademark applications may not be approved. Third parties may oppose or attempt to cancel our trademark applications or trademarks, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote resources to advertising and marketing new brands. Further, our competitors may infringe our trademarks, including with respect to our Nitricil technology and we may not have adequate resources to enforce our trademarks.

Outside of the United States we cannot be certain that any country’s patent or trademark office will not implement new rules that could seriously affect how we draft, file, prosecute and maintain patents, trademarks and patent and trademark applications.

We cannot be certain that the patent or trademark offices of countries outside the United States will not implement new rules that increase costs for drafting, filing, prosecuting and maintaining patents, trademarks and patent and trademark applications or that any such new rules will not restrict our ability to file for patent protection. For example, we may elect not to seek patent protection in some jurisdictions or for some product candidates in order to save costs. We may be forced to abandon or return the rights to specific patents due to a lack of financial resources.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage, for reasons including but not limited to the following:

•

others may be able to make formulations or compositions that are the same as or similar to certain of our product candidates but that are not covered by the claims of the patents that we own or license;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our trade secret or similar rights;

•	issued patents that we own or license may not provide us with any competitive advantages, or may be held invalid or unenforceable as a result of legal challenges;

•

our competitors might conduct research and development activities in the United States and other countries that provide a safe harbor from patent infringement claims for certain research and development activities, as well as in countries where we do not have patent rights, and then use the information learned from such activities to develop competitive products for sale in our major commercial markets; and

•	we may not develop additional proprietary technologies that are patentable.

Risks Related to our Financial Results

We have incurred significant losses since our inception. We expect to incur losses for at least the next several years and may never achieve or maintain profitability.

Since inception, we have incurred significant operating losses. Our net loss was $11.4 million for the year ended December 31, 2014, $28.1 million for the year ended December 31, 2015 and $29.2 million for the six months ended June 30, 2016. As of June 30, 2016, we had an accumulated deficit of $92.5 million. As a result of our operating losses and negative cash flows from operations, the report of our independent registered public accounting firm on our December 31, 2015 financial statements included an explanatory paragraph indicating that there is substantial doubt about our ability to continue as a going concern. To date, we have financed our operations primarily through private placements of our common and preferred stock, convertible debt financings, government contracts, and government and other third-party grants. We have devoted substantially all of our efforts to research and development, including clinical trials. We have not completed development of any product candidates. We expect to continue to incur significant expenses and increasing operating losses for at least the next several years. We anticipate that our expenses will increase substantially if and as we:

•	conduct the Phase 3 clinical trials of SB204 for the treatment of acne vulgaris;

•	initiate clinical trials of our additional product candidates;

•	seek regulatory approvals for our product candidates that successfully complete clinical trials;

•	qualify contract manufacturing organizations for the manufacture of drug product for the commercial launch of our product candidates;

•	establish a sales, marketing and distribution infrastructure to commercialize products for which we may obtain regulatory approval;

•	maintain, expand and protect our intellectual property portfolio;

•	continue our research and development efforts;

•	hire additional clinical, quality control, scientific and management personnel;

•	add operational, financial and management information systems and personnel, including personnel to support our product development and planned commercialization efforts; and

•	incur additional legal, accounting and other expenses in operating as a public company.

To become and remain profitable, we must develop and eventually commercialize a product or products with significant market potential. This development and commercialization will require us to be successful in a range of challenging activities, including successfully completing clinical trials of our product candidates, obtaining regulatory approval for these product candidates, and marketing and selling those products for which we may obtain regulatory approval. We are only in the preliminary stages of some of these activities. We may never succeed in these activities and may never generate revenues that are significant or large enough to achieve profitability.

Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would decrease the value of the company and could impair our ability to raise capital, expand our business, maintain our research and development efforts or continue our operations. A decline in the value of our company could also cause you to lose all or part of your investment.

Our ability to utilize our net operating loss, or NOL, carryforwards may be limited.

As of December 31, 2015, we had NOL carryforwards available to reduce future taxable income, if any, for federal and state income tax purposes of $48.1 million and $50.6 million, respectively. If not utilized, the federal and state NOL carryforwards will begin expiring in 2028 and 2023 for federal and state tax purposes, respectively. Our ability to utilize NOL carryforward amounts to reduce taxable income in future years may be limited for various reasons, including if future taxable income is insufficient to recognize the full benefit of such NOL carryforward amounts prior to their expiration. Additionally, our ability to fully utilize these U.S. tax assets can also be adversely affected by “ownership changes” within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, in a three-year period. Any ownership change is generally defined as a greater than 50% increase in equity ownership by “5% stockholders,” as that term is defined for purposes of Section 382 of the Code in any three year period. We may experience ownership changes in connection with this offering or otherwise in the future as a result of shifts in our stock ownership. As a result, if we earn net taxable income, our ability to use our pre-change NOL carryforwards to offset U.S. federal taxable income may be subject to limitations, which could potentially result in increased future tax liability to us. In addition, at the state level, there may be periods during which the use of NOL carryforwards is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed.

We will need substantial additional funding. If we are unable to raise capital when needed, we would be forced to delay, reduce, terminate or eliminate our product development programs, or our commercialization efforts.

We expect our expenses to increase in connection with our ongoing activities, including conducting our Phase 3 clinical trials of SB204 and additional clinical trials of SB206, and seeking regulatory approval for our product candidates. In addition, if we obtain regulatory approval of any of our product candidates, we expect to incur significant commercialization expenses for product sales, marketing, manufacturing and distribution. Furthermore, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce, terminate or eliminate our product development programs, or our commercialization efforts.

As of June 30, 2016, we had cash and cash equivalents of $19.6 million and working capital of $10.9 million. We expect that the net proceeds from this offering, together with our existing cash and cash equivalents and short-term investments, will enable us to fund our operating expenses and capital expenditure requirements into 2017, including funding the Phase 3 clinical trials of SB204, the ongoing Phase 2 clinical trial of SB206 and first Phase 2 clinical trial study for SB208.

We will need to obtain significant financing, in addition to the net proceeds of this offering, prior to the commercialization of SB204 to fund any commercialization efforts in anticipation of regulatory approval of SB204.

Our future capital requirements will depend on many factors, including:

•	clinical trials for SB204, SB206 and SB208;

•	the scope, progress, results and costs of preclinical development, laboratory testing and clinical trials for our other product candidates;

•	costs, timing and outcome of regulatory review of our product candidates;

•	costs of commercialization activities, including product sales, marketing, manufacturing and distribution, for any of our product candidates for which we receive regulatory approval;

•	revenue, if any, received from commercial sales of our product candidates, should any of our product candidates be approved by the FDA or a similar regulatory authority outside the United States;

•	costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

•	the extent to which we acquire or invest in other businesses, products and technologies;

•	our ability to obtain government or other third-party funding for the development of our product candidates; and

•	our ability to establish collaborations on favorable terms, if at all, particularly arrangements to develop, market and distribute our product candidates outside North America.

Conducting preclinical testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain regulatory approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of products that we do not expect to be commercially available for several years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Additional financing may not be available to us on acceptable terms, or at all.

Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, government contracts, government and other third-party grants or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements. We will require substantial funding in addition to the net proceeds of this offering to complete the planned leasing, fund our commercialization efforts and fund our operating expenses and other activities. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a stockholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

We currently intend to collaborate with third parties for the development and commercialization of our product candidates. If we raise additional funds through government or other third-party funding, marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us.

The report of our independent registered public accounting firm on our 2015 consolidated financial statements contains an explanatory paragraph regarding going concern, and we will need additional financing to execute our business plan, to fund our operations and to continue as a going concern.

Since inception, we have experienced recurring operating losses and negative cash flows and we expect to continue to generate operating losses and consume significant cash resources in the foreseeable future. These conditions raise substantial doubt about our ability to continue as a going concern without additional financing. As a result, our independent registered public accounting firm included an explanatory paragraph in its report on our 2015 consolidated financial statements with respect to this uncertainty. Substantial doubt about our ability to continue as a going concern may materially and adversely affect the price per share of our common stock and we may have a more difficult time obtaining financing.

We have prepared our consolidated financial statements on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. Our 2015 consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

We have a limited operating history and no history of commercializing drugs, which may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

We commenced operations in 2006, and our operations to date have been largely focused on raising capital and developing SB204 and SB206 for the treatments of acne vulgaris and HPV, respectively. We have not yet demonstrated our ability to successfully complete later-stage clinical trials, obtain regulatory approvals, manufacture a drug on a commercial scale, or arrange for a third-party to do so on our behalf, or conduct sales and marketing activities necessary for successful commercialization. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history or a history of successfully developing and commercializing drugs.

We may encounter unforeseen expenses, difficulties, complications, delays and other known or unknown factors in achieving our business objectives. We will need to transition at some point from a company with a development focus to a company capable of supporting commercial activities. We may not be successful in such a transition.

We may be adversely affected by natural disasters and other catastrophic events, and by man-made problems such as terrorism, that could disrupt our business operations and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Our corporate headquarters are located in Durham, North Carolina, near major hurricane and tornado zones. If a disaster, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters, that damaged critical infrastructure, such as enterprise financial systems, manufacturing resource planning or enterprise quality systems, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. Our manufacturers’ and suppliers’ facilities are located in multiple locations, where other natural disasters or similar events, such as blizzards, tornadoes, fires, explosions or large-scale accidents or power outages, could severely disrupt their operations. In addition, acts of terrorism and other geo-political unrest could cause disruptions in our business or the businesses of our collaborators, manufacturers or the economy as a whole. All of the aforementioned risks may be further increased if we do not implement a disaster recovery plan or our collaborators’ or manufacturers’ disaster recovery plans prove to be inadequate. Any of the above could result in delays in the regulatory approval, manufacture, distribution or commercialization of our product candidates.

Risks Related to Our Common Stock and this Offering

After this offering, our executive officers, directors and principal stockholders, if they choose to act together, will continue to have the ability to control all matters submitted to stockholders for approval.

Upon the closing of this offering, our executive officers, directors and stockholders who owned more than 5% of our outstanding common stock before this offering and their respective affiliates will, in the aggregate, hold shares representing approximately 38% of our outstanding voting common stock. As a result, if these stockholders were to choose to act together, they would be able to control or significantly influence all matters submitted to our stockholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, would control or significantly influence the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. This concentration of ownership control may:

•	delay, defer or prevent a change in control;

•	entrench our management and the board of directors; or

•	impede a merger, consolidation, takeover or other business combination involving us that other stockholders may desire.

The significant concentration of stock ownership may negatively impact the price of our common stock due to investors’ perception that conflicts of interest may exist or arise.

Certain entities affiliated with our existing stockholders will purchase shares in this offering and the percentage of our outstanding voting power represented by our executive officers, directors and greater than 5% stockholders will increase as a result of these purchases.

If you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of your investment.

The initial public offering price of our common stock will be substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. To the extent shares subsequently are issued under outstanding stock options, you will incur further dilution. Based on the initial public offering price of $11.00 per share, you will experience immediate dilution of $7.44 per share, representing the difference between our pro forma net tangible book value per share, after giving effect to this offering, and the initial public offering price. In addition, purchasers of common stock in this offering will have contributed approximately 30% of the aggregate price paid by all purchasers of our stock but will own only approximately 27% of our common stock outstanding after this offering. For further information on this calculation, see “Dilution.”

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws under Delaware law could make an acquisition of our company, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and our amended and restated bylaws that will become effective upon the closing of this offering may discourage, delay or prevent a merger, acquisition or other change in control of our company that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, these provisions include those establishing:

•	a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

•	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•

the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from filling vacancies on our board of directors;

•

the ability of our board of directors to authorize the issuance of shares of preferred stock and to determine the terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•	the ability of our board of directors to alter our amended and restated bylaws without obtaining stockholder approval;

•

the required approval of the holders of at least two-thirds of the shares entitled to vote at an election of directors to adopt, amend or repeal our amended and restated bylaws or repeal the provisions of our amended and restated certificate of incorporation regarding the election and removal of directors;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•

the requirement that a special meeting of stockholders may be called only by the chief executive officer, the chairman, the president or the board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

•

advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us; and

•

the requirement that the Court of Chancery of the State of Delaware be the sole and exclusive forum for derivative actions and other corporate claims unless we consent to an alternative forum in writing, which may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers or other employees and discourage lawsuits with respect to such claims.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the General Corporation Law of the State of Delaware, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

An active trading market for our common stock may not develop.

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock has been determined through negotiations with the underwriters. Although our common stock has been approved for listing on The NASDAQ Global Market, an active trading market for our shares may never develop or be sustained following this offering. If an active market for our common stock does not develop, it may be difficult for you to sell shares you purchase in this offering at or above the initial public offering price or at all. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

Certain of our existing stockholders and their affiliated entities have indicated an interest to purchase shares of our common stock in this offering at the initial public offering price. To the extent these existing stockholders are allocated and purchase shares in this offering, such purchases may reduce the available public float for our shares because these stockholders will be restricted from selling the shares by restrictions under applicable securities laws and contractual agreements described in the “Shares Eligible for Future Sale” section of this prospectus. As a result, the liquidity of our common stock could be significantly reduced from what it would have been if these shares had been purchased by investors that were not affiliated with us.

The price of our common stock may be volatile and fluctuate significantly, which could result in substantial losses for purchasers of our common stock in this offering.

Our stock price is likely to be volatile. The stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including:

•	actual or anticipated fluctuations in our financial condition and operating results;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	competition from existing products or new products that may emerge;

•	development of new technologies that may address our markets and may make our technology less attractive;

•	changes in physician, hospital or healthcare provider practices that may make our product candidates less attractive;

•	announcements by us, our partners or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;

•	developments or disputes concerning proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

•	the recruitment or departure of key personnel;

•	failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;

•	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	changes to reimbursement levels by commercial third-party payors and government payors, including Medicare, and negative announcements relating to reimbursement levels;

•	general economic, industry and market conditions; and

•	the other factors described in this “Risk Factors” section.

In addition, the stock market in general and emerging growth companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. A certain degree of stock price volatility can be attributed to being a newly public company. These broad market and industry fluctuations may negatively impact the price or liquidity of our common stock, regardless of our operating performance.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. Our use of these proceeds may differ substantially from our current plans. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business and cause the price of our common stock to decline. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Future sales of shares by existing stockholders could cause our stock price to decline.

If our existing stockholders sell, or indicate an intent to sell, substantial amounts of our common stock in the public market after the 180-day contractual lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline significantly and could decline below the initial public offering price. Upon the completion of this offering, we will have 15,323,659 outstanding shares of common stock, assuming no exercise of outstanding options. Of these shares, 4,100,000 shares of common stock, plus any shares sold pursuant to the underwriters’ option to purchase additional shares, will be immediately freely tradable, without restriction, in the public market.

After the lock-up agreements pertaining to this offering expire, an additional 10,612,283 shares will be eligible for sale in the public market. In addition, upon issuance, the 612,066 shares subject to outstanding options under our stock option plans will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and may remain an emerging growth company until the earliest of (1) the end of the fiscal year in which the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the end of the second fiscal quarter, (2) the end of the fiscal year in which we have total annual gross revenue of $1.0 billion or more during such fiscal year, (3) the date on which we issue more than $1.0 billion in non-convertible debt in a three-year period or (4) December 31, 2021, the end of the fiscal year following the fifth anniversary of the completion of this offering. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

•

being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

•

not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We have taken advantage of reduced reporting requirements in this prospectus. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be reduced or more volatile. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of these accounting standards until they would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting as other public companies that are not emerging growth companies.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we are no longer an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of The NASDAQ Global Market and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified members of our board of directors.

We are evaluating these rules and regulations, and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Our management team has limited experience managing a public company.

Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business.

If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no or few securities or industry analysts commence coverage of us, the trading price for our stock would be negatively impacted. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, our intellectual property or our stock performance, or if our regulatory clearance timelines, clinical trial results or operating results fail to meet the expectations of analysts, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. Any future debt agreements may preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired which could adversely impact the market price of our stock.

After the closing of this offering, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the stock market on which our common stock is listed. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. Commencing with our fiscal year ending December 31, 2017, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting in our Form 10-K filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. This will require that we incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts.

Prior to this offering, we have never been required to test our internal control within a specified period, and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner.

We may identify weaknesses in our system of internal financial and accounting controls and procedures that could result in a material misstatement of our financial statements. Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of our stock could decline and we could be subject to sanctions or investigations by the stock exchange on which our common stock is listed, the SEC or other regulatory authorities.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. The forward-looking statements are contained principally in the sections of this prospectus entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” but are also contained elsewhere in this prospectus. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “positioned,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. In addition, statements such as “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. The forward-looking statements and opinions contained in this prospectus are based upon information available to us as of the date of this prospectus and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These forward-looking statements include statements about:

•	our plans to develop and commercialize our product candidates;

•	the timing of initiation of our planned clinical trials;

•	the timing of the availability of data from our clinical trials;

•	the timing of our planned NDA filing for SB204 and our IND filings for other programs;

•	the clinical utility, potential benefits and market acceptance of our product candidates;

•	our commercialization, marketing and manufacturing capabilities and strategy;

•	our intellectual property position; and

•	our estimates regarding future revenue, expenses, capital requirements and needs for additional financing.

Forward-looking statements are based on management’s current expectations, estimates, forecasts and projections about our business and the industry in which we operate, and management’s beliefs and assumptions are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, collaborations, joint ventures or investments that we may make or enter into. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. Factors that may cause actual results to differ materially from current expectations include, among other things, those described in “Risk Factors” and elsewhere in this prospectus. Potential investors are urged to consider these factors carefully in evaluating these forward-looking statements. These forward-looking statements speak only as of the date of this prospectus. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. You should, however, review the factors and risks and other information we describe in the reports we will file from time to time with the SEC after the date of this prospectus.

MARKET, INDUSTRY AND OTHER DATA

This prospectus contains estimates, projections and other information concerning our industry, our business and the markets for our products, including data regarding the estimated size of those markets, the perceptions and preferences of patients and physicians regarding certain drug therapies and other patient data, as well as market research, estimates and forecasts prepared by our management. We obtained the industry, market and other data throughout this prospectus from our own internal estimates and research, as well as from industry publications and research, surveys and studies conducted by third-parties, including governmental agencies.

Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to assumptions, limitations and uncertainties. Actual events or circumstances may differ materially from events and circumstances that are assumed in this information, and you are cautioned not to give undue weight to such data.

USE OF PROCEEDS

We estimate the net proceeds from this offering will be approximately $38.5 million, or $44.8 million if the underwriters exercise their option to purchase additional shares in full at the initial public offering price of $11.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We currently expect to use the net proceeds from this offering, together with existing cash, as follows:

(i) approximately $29.0 million to fund the development of SB204 through NDA submission;

(ii) approximately $3.0 million to fund platform expansion with Phase 2 trials for SB206 and SB208; and

(iii) the balance to fund internal research and development expenses associated with SB414 and future product candidates and for working capital and general corporate purposes.

Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds from this offering or the actual amounts that we will spend on the uses set forth above. The amounts and timing of our actual expenditures and extent of clinical development will depend on numerous factors, including the rate of adoption of our products, the progress, cost and results of product development and clinical research and trials, the expenses we incur in our sales and marketing efforts, the scope of research and development efforts and other factors described under “Risk Factors” in this prospectus, as well as the amount of cash used in our operations. We may find it necessary or advisable to use the net proceeds from this offering for other purposes, and our management will have broad discretion in the application of the net proceeds.

Pending the uses described above, we plan to invest the net proceeds from this offering in short-and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

On December 16, 2015, we formed a wholly-owned entity, KNOW Bio, LLC, and contributed certain non-dermatological assets, as well as exclusive licenses and sublicenses to develop and commercialize products for non-dermatological indications, $0.1 million of equipment and $5.2 million in cash for additional funding. Our board of directors declared a dividend and distributed 100% of this entity’s equity interest to our Stockholders of record as of December 29, 2015. The $5.2 million of cash included in the transaction was recorded as a cash dividend, as further explained in Note 2 to our financial statements appearing elsewhere in this prospectus.

We have never declared or paid any other cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our capital stock in the foreseeable future. We currently intend to retain all available funds and any future earnings, if any, to support operations and to finance the growth and development of our business. Our future ability to pay cash dividends on our capital stock may be limited by the terms of any future debt or preferred securities or future credit facility. Investors should not purchase our common stock with the expectation of receiving cash dividends.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2016:

•	on an actual basis;

•

on a pro forma basis to reflect: (a) the automatic conversion of all outstanding shares of our preferred stock into 8,776,269 shares of common stock upon the closing of this offering, (b) the conversion of all outstanding shares of our non-voting common stock into 191,052 shares of common stock upon the closing of this offering, and (c) the filing and effectiveness of our amended and restated certificate of incorporation immediately prior to the closing of this offering; and

•

on a pro forma as adjusted basis to give further effect to the issuance and sale of 4,100,000 shares of common stock offered in this offering at the initial public offering price of $11.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this information together with the information set forth under the headings “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements included at the end of this prospectus.

	As of June 30, 2016
	Actual	Pro Forma	Pro Forma As Adjusted
		(in thousands)
Cash and cash equivalents	$19,602	$19,602	$58,130

Redeemable convertible preferred stock	$104,798	$—	$—

Stockholders’ (deficit) equity:
Common stock, $0.0001 par value; 22,000,000 shares authorized, 2,265,838 issued and 2,256,338 outstanding, actual; 200,000,000 shares authorized, pro forma and pro forma as adjusted; 11,233,159 shares issued and 11,223,659 outstanding, pro forma; 15,333,159 shares issued and 15,323,659 outstanding, pro forma as adjusted	0	1	1
Non-voting common stock, $0.0001 par value; 229,263 shares authorized, 191,052 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	0	—	—
Preferred stock, par value $0.0001 par value per share; no shares authorized, issued or outstanding, actual, 10,000,000 shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	—	—	—

Additional paid-in capital	3,821	108,618	147,146
Treasury stock at cost; 9,500 shares	(155)	(155)	(155)
Accumulated deficit	(92,498)	(92,498)	(92,498)

Total stockholders’ (deficit) equity	(88,832)	15,966	54,494

Total capitalization	$15,966	$15,966	$54,494

The number of shares of our common stock shown as outstanding on an actual, pro forma and pro forma as adjusted basis in the discussion and tables above is based on 2,256,338 shares of our common stock outstanding as of June 30, 2016 and excludes:

•	612,066 shares of common stock issuable upon the exercise of outstanding options as of June 30, 2016, having a weighted average exercise price of $9.22 per share; and

•	833,333 shares of common stock reserved for future issuance under the 2016 Plan, which will become effective upon the effectiveness of the registration statement of which this prospectus is a part.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the assumed initial public offering price per share of our common stock share and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

As of June 30, 2016, we had a historical net tangible book value (deficit) of ($88.8) million, or ($36.30) per share of common stock. Our historical net tangible book value per share represents our total tangible assets less our total liabilities and preferred stock, divided by the number of shares of our common stock outstanding as of June 30, 2016, including our non-voting common stock.

As of June 30, 2016, our pro forma net tangible book value would have been $16.0 million, or $1.42 per share, based on shares of our common stock outstanding as of June 30, 2016. Our pro forma net tangible book value (deficit) per share represents our total tangible assets less our total liabilities, divided by the number of shares of our common stock outstanding as of June 30, 2016, after giving effect to the automatic conversion of all outstanding shares of our preferred stock into common stock upon the closing of this offering.

After giving further effect to the sale of 4,100,000 shares of our common stock in this offering at the initial public offering price of $11.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2016 would have been $54.5 million, or $3.56 per share. This amount represents an immediate increase in pro forma net tangible book value of $2.14 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $7.44 per share to new investors purchasing shares of our common stock in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by new investors.

The following table illustrates this dilution:

Initial public offering price per share		$11.00
Historical net tangible book value (deficit) per share as of June 30, 2016	$(36.30)
Increase in net tangible book value per share attributable to conversion of preferred stock	37.72

Pro forma net tangible book value per share as of June 30, 2016	1.42
Increase in pro forma net tangible book value per share attributable to new investors in this offering	2.14

Pro forma as adjusted net tangible book value per share after this offering		3.56

Dilution per share to new investors participating in this offering		$7.44

If the underwriters exercise their option to purchase additional shares in this offering in full, the pro forma as adjusted net tangible book value would increase to $3.81 per share, representing an immediate increase to existing stockholders of $2.39 per share and an immediate dilution to new investors participating in this offering of $7.19 per share.

The table below summarizes, as of June 30, 2016, on the pro forma as adjusted basis described above, the number of shares of our common stock purchased from us, the total consideration paid to us, and the average price per share paid to us by our existing stockholders and to be paid by new investors participating in this offering at the initial public offering price of $11.00 per share, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	11,223,659	73.2%	$103,900,000	69.7%	$9.26
New investors	4,100,000	26.8	45,100,000	30.3	11.00

Total	15,323,659	100.0%	$149,000,000	100.0%

The number of shares of our common stock reflected in the discussion and tables above is based on 2,447,390 shares of our common stock outstanding as of June 30, 2016, including non-voting common stock, after giving effect to the automatic conversion of all outstanding shares of our preferred stock into 8,776,269 shares of common stock upon the closing of this offering, and excludes:

•	612,066 shares of common stock issuable upon the exercise of outstanding options as of June 30, 2016, having a weighted average exercise price of $9.22 per share; and

•	833,333 shares of common stock reserved for future issuance under the 2016 Plan, which will become effective upon the effectiveness of the registration statement of which this prospectus is a part.

Furthermore, we may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that any of our options or warrants described above are exercised, new options are issued and exercised under our equity incentive plans or we issue additional shares of common stock or other equity or convertible debt securities in the future, there will be further dilution to investors participating in this offering.

Certain of our existing security holders and their affiliated entities and other entities have agreed to purchase approximately $18 million of common stock in this offering at the initial public offering price. The underwriters will receive the same underwriting discount on the shares purchased by these entities as they will on the other shares sold to the public in this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated financial data together with our audited and unaudited financial statements, the related notes appearing elsewhere in this prospectus and the information under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The selected financial data included in this section are not intended to replace the financial statements and the related notes included at the end of this prospectus. We have derived the selected statement of operations data for the years ended December 31, 2014 and 2015, and the balance sheet data as of December 31, 2014 and 2015, from our audited financial statements appearing elsewhere in this prospectus. The statement of operations data for the six months ended June 30, 2015 and 2016, and the balance sheet data as of June 30, 2016, are derived from our unaudited consolidated interim financial statements included at the end of this prospectus. We have prepared the unaudited consolidated interim financial statements on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair statement of the financial information set forth in those statements. Our historical results are not necessarily indicative of our future results and our interim results are not necessarily indicative of results to be expected for the full year ending December 31, 2016, or any other period.

	Year Ended December 31,		Six Months EndedJune 30,
	2014	2015	2015	2016
	(in thousands except share and per share data)
Statement of operations data:
Government research contracts and grants revenue	$112	$—	$—	$—

Operating expenses:
Research and development	6,770	16,569	6,698	22,373
General and administrative	5,170	9,265	3,409	6,834

Total operating expenses	11,940	25,834	10,107	29,207

Operating loss	(11,828)	(25,834)	(10,107)	(29,207)

Other income (expense):
Interest income	58	48	2	34
Interest expense	(701)	(1)	(1)	—
Change in fair value of warrant liability	(641)	—	—	—
Other income (expense), net	9	1	(1)	9

Total other income (expense)	(1,275)	48	—	43

Loss from continuing operations	(13,103)	(25,786)	(10,107)	(29,164)
Income (loss) from discontinued operations	1,715	(2,274)	(711)	—

Net loss and comprehensive loss	$(11,388)	$(28,060)	$(10,818)	$(29,164)

Income (loss) per share, basic and diluted:
Continuing operations	$(5.95)	$(11.36)	$(4.50)	$(11.92)
Discontinued operations	0.78	(1.01)	(0.32)	—

Net loss per share, basic and diluted(1)	$(5.17)	$(12.37)	$(4.82)	$(11.92)

Weighted-average common shares used in computing net loss per share, basic and diluted(1)	2,203,278	2,269,124	2,244,099	2,447,067

Pro forma loss per share, basic and diluted:
Continuing operations (unaudited)		$(2.68)		$(2.61)
Discontinued operations (unaudited)		(0.24)		—

Pro forma net loss per share, basic and diluted (unaudited)(2)		$(2.92)		$(2.61)

Weighted-average common shares used to compute pro forma net loss per share, basic and diluted (unaudited)(2)		9,625,344		11,175,182

footnotes on following page

(1)See	note 1 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate the historical basic and diluted net loss per share.
(2)The

unaudited pro forma weighted average common shares used in computing pro forma net loss per share (basic and diluted) has been prepared to give effect to the automatic conversion of all outstanding shares of preferred stock into 8,776,269 shares of common stock.

As of June 30, 2016

(in thousands)
Balance sheet data:
Cash and cash equivalents	$19,602
Total assets	32,734
Total liabilities	16,768
Accumulated deficit	(92,498)
Total stockholders’ deficit	(88,832)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes thereto included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” section of this prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a late-stage pharmaceutical company focused on redefining the standard of care in dermatology through the development and commercialization of innovative therapies using our nitric oxide platform. Nitric oxide plays a vital role in the natural immune system response against microbial pathogens and is a critical regulator of inflammation. Our ability to harness nitric oxide and its multiple mechanisms of action has enabled us to create a platform with the potential to generate differentiated first-in-class product candidates. The two key components of our nitric oxide platform are our proprietary Nitricil technology, which drives the creation of NCEs, and our topical formulation science, both of which we use to tune our product candidates for specific indications. We are using our platform to transform a useful, naturally occurring molecule into a therapeutic pipeline for a host of skin diseases.

We are rapidly advancing programs in five dermatological conditions with significant unmet medical need. These are some of the most prevalent diseases in dermatology and together represent a large market opportunity with a patient population surpassing 150 million Americans and 1.5 billion individuals globally.

Our lead product candidate is SB204, a cosmetically elegant topical gel that targets multiple mechanisms of action for the treatment of acne vulgaris, the most common skin disease in the United States. We commenced two identically designed Phase 3 pivotal clinical trials in the first quarter of 2016 and expect to report top-line results from these pivotal trials in the first quarter of 2017. Assuming successful completion of a long-term safety study in the second half of 2017, we are targeting submission of an NDA for SB204 by year-end 2017. Our other product candidates include SB206, SB208 and SB414, which are targeted toward the treatment of either a specific microorganism or inflammatory components of a disease pathology. SB206 is a first-in-class, topical anti-viral gel in Phase 2 clinical development for the treatment of viral skin infections such as external genital and perianal warts caused by HPV. We initiated our Phase 2 clinical trial for SB206 in 2015, and we expect to announce top-line results in the second half of 2016. SB208 is a topical broad-spectrum anti-fungal product candidate for the treatment of fungal infections of the skin and nails. We commenced Phase 2 clinical testing of SB208 for the treatment of infections caused by dermatophytes such as T. rubrum in July 2016. SB414, a topical cream in preclinical development for the treatment of inflammatory skin diseases such as psoriasis and atopic dermatitis, rounds out our current pipeline.

We believe that our ability to conveniently deploy nitric oxide on demand in topical formulations allows us the potential to significantly improve patient outcomes in a variety of skin diseases and positions us to be a commercially successful leader in dermatology.

Since our inception in 2006, we have devoted substantially all of our efforts to developing our product candidates, including conducting preclinical and clinical trials and providing general and administrative support for these operations. We have not generated any revenue from product sales and, to date, have funded our operations primarily through private placements of our convertible preferred stock, convertible notes and government research contracts and grants. From inception through June 30, 2016, we have raised total equity and debt proceeds of $103.9 million to fund our operations, of which $99.7 million was from the sale of preferred stock, and $3.5 million and $0.7 million were from the issuance of debt and common stock, respectively. In addition, we have received $11.8 million from government research contracts and grants during that period.

We have never generated revenue from product sales and have incurred net losses in each year since inception. As of June 30, 2016, we had an accumulated deficit of $92.5 million. We incurred net losses of $11.4 million and $28.1 million in the years ended December 31, 2014 and 2015, respectively, and net losses of $10.8 million and $29.2 million in the six months ended June 30, 2015 and 2016, respectively. We do not expect to generate revenue from product sales unless and until we obtain regulatory approval from the FDA for SB204 or another one of our product candidates and, in any case, not earlier than the end of 2018. If we obtain regulatory approval for SB204, or any of our other product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. In addition, we expect that our expenses will increase substantially as we continue clinical trials and preclinical studies for, and research and development of, our other product candidates and maintain, expand and protect our intellectual property portfolio. As a result, we will need substantial additional funding to support our operating activities. Adequate funding may not be available to us on acceptable terms, or at all. We currently anticipate that we will seek to fund our operations through public or private equity or debt financings or other sources, such as potential collaboration agreements. Our failure to obtain sufficient funds on acceptable terms as and when needed could have a material adverse effect on our business, results of operations and financial condition. As further discussed in our audited financial statements and related footnotes appearing elsewhere in this prospectus, these matters raise substantial doubt about our ability to continue as a going concern.

Separation Transaction

On December 16, 2015, our board of directors approved the formation of KNOW Bio, LLC, a wholly owned subsidiary, or KNOW Bio, formed for the purpose of giving effect to the legal separation of certain non-core assets from our company. These non-core assets are non-dermatological assets consisting mainly of intellectual property rights, which were valued at $1.8 million as of December 30, 2015. On December 30, 2015, we made a cash contribution of $5.2 million to KNOW Bio in order to provide it with working capital, and we distributed all of the outstanding member interests of KNOW Bio pro rata to our stockholders. These stockholders were not required to pay any cash or other consideration for the equity interests of KNOW Bio and were not required to surrender or exchange shares of our stock in order to receive the member interests. We refer to the foregoing transactions collectively as the Separation Transaction.

As a result of the Separation Transaction, new stockholders in this offering will not have an interest in the non-dermatological assets we owned prior to the Separation Transaction. Immediately following the distribution of its member interests on December 30, 2015, KNOW Bio became an independent, privately held company. We have no obligation or intention to provide further funding to KNOW Bio. The cash included in the Separation Transaction was recorded as a dividend distribution. The historical financial position and results of operations for the activities attributed to KNOW Bio have been reflected in our consolidated statements of operations, retrospectively, as discontinued operations. Additionally, the related assets and liabilities associated with the discontinued operations in the December 31, 2014 consolidated balance sheet and liabilities outstanding as of December 31, 2015 not assumed by KNOW Bio as part of the distribution are classified as discontinued operations. See “Note 2—Discontinued Operations” to our consolidated financial statements included in this registration statement.

Components of our Results of Operations

Government Contracts and Grants Revenue

To date, we have not generated revenue from the sale of any products. All of our revenue has been derived from government research contracts and grants, which relates to the research and development of our nitric oxide platform. We have recognized $0.1 million in revenue from January 1, 2014 through June 30, 2016 from these sources. Revenue is recognized when all of the following criteria are met: (1) persuasive evidence that an arrangement exists; (2) delivery of the products or services has occurred; (3) the selling price is fixed or determinable; and (4) collectability is reasonably assured.

We currently do not expect to derive substantial additional revenue from government contracts and grants and we do not expect to generate any revenue from any product candidates that we develop unless and until we obtain regulatory approval and commercialize our products or enter into other potentially revenue-generating collaborative agreements with third parties.

Research and Development Expenses

Since our inception, we have focused our resources on our research and development activities, including conducting preclinical studies and clinical trials, manufacturing development efforts and activities related to regulatory filings for our product candidates. Research and development expenses, including those paid to third parties for which there is no alternative use, are expensed as they are incurred. Research and development expenses include:

•

external research and development expenses incurred under agreements with contract research organizations, or CROs, investigative sites and consultants to conduct our clinical trials and preclinical and non-clinical studies;

•	costs to acquire, develop and manufacture supplies for clinical trials and preclinical studies, including fees paid to contract manufacturing organizations, or CMOs;

•	legal and other professional fees related to compliance with FDA requirements;

•	licensing fees and milestone payments incurred under license agreements;

•	salaries and related costs, including stock-based compensation and travel expenses, for personnel in our research and development functions; and

•	facilities, depreciation and other allocated expenses, which include direct and allocated expenses for rent, maintenance of facilities, equipment and other supplies.

From inception through June 30, 2016, we have incurred approximately $64.2 million in research and development expenses to develop, expand or otherwise improve our nitric oxide platform. The table below sets forth our external research and development expenses incurred for current product candidates, expenses incurred under government contracts and grants and unallocated internal research and development expenses for the years ended December 31, 2014 and 2015 and the six months ended June 30, 2015 and 2016. Government contracts and grants expenses include salaries and overhead attributable to those contracts and grants. All other research and development salaries and related costs are included in unallocated internal research and development expenses.

	Year Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
	(in thousands)
External:
SB204	$4,208	$8,569	$3,790	$15,701
SB206	162	2,141	1,083	1,784
Other programs	113	975	116	1,119
Government contracts and grants	81	—	—	—
Unallocated internal research and development expenses	2,206	4,884	1,709	3,769

Total research and development expenses	$6,770	$16,569	$6,698	$22,373

We expect that for the foreseeable future, the substantial majority of our research and development efforts will be focused on our clinical programs, SB204, SB206 and SB208. For SB204, we initiated Phase 3 clinical trials in the first quarter of 2016. For SB206, we are currently conducting a Phase 2 clinical trial and expect data from this trial in the second half of 2016. If this trial is successful, we intend to advance clinical development with either an additional Phase 2 trial or by initiating a Phase 3 clinical program for SB206 in the second half of 2017. For SB208, we initiated a Phase 2 clinical development program in July 2016. We are currently conducting preclinical studies with SB414. We plan to commence toxicology studies for SB414 in the second half of 2016 followed by initiation of clinical development in the second half of 2017. Historical costs associated with our SB208 and SB414 programs are included in “Other Programs” in the table above.

We expect our research and development expenses to increase substantially in the future as we continue development of our product candidates. In particular, we expect to incur substantial research and development expenses in the second half of 2016 as we continue to conduct our SB204 Phase 3 clinical trials and as we initiate and conduct our SB208 Phase 2 clinical development program.

The successful development of our product candidates is highly uncertain. At this time, we cannot reasonably estimate the nature, timing or costs required to complete the remaining development of SB204, SB206, SB208 or any future product candidates. This is due to the numerous risks and uncertainties associated with the development of product candidates. See “Risk Factors” for a discussion of the risks and uncertainties associated with our research and development projects.

General and Administrative Expenses

Our general and administrative expenses consist primarily of salaries and related costs, including stock-based compensation and travel expenses, for personnel in our executive, finance, corporate development and other administrative functions. Other general and administrative expenses include depreciation and facility-related costs, legal costs of pursuing patent protection of our intellectual property, and professional services fees for auditing, tax and general legal services.

We expect our general and administrative expenses to increase substantially in the future as we expand our operating activities and prepare for potential commercialization of our product candidates, increase our headcount and support our operations as a public company, including increased expenses related to legal, accounting, regulatory and tax-related services associated with maintaining compliance with exchange listing and SEC requirements, directors’ and officers’ liability insurance premiums and investor relations activities.

Other Income (Expense)

Other income and expense consists primarily of interest earned on cash and cash equivalents, income deemed to be earned upon the expiration of preferred stock warrants, interest incurred on our convertible note and re-measurement gain or loss associated with the change in the fair value of our preferred stock warrant liability.

We estimate the fair value of our warrant liability using the Black-Scholes option pricing model. We base the estimates in the Black-Scholes option pricing model, in part, on subjective assumptions, including stock price volatility, risk-free interest rate, dividend yield and the fair value of the preferred stock underlying the warrants. The re-measurement gain or loss associated with the changes in the fair value of our preferred stock warrant liability in each reporting period is recognized as a component of other income (expense).

Results of Operations

Comparison of Six Months Ended June 30, 2015 and 2016

The following table sets forth our results of operations for the periods indicated:

	Six Months Ended June 30,		Increase (Decrease)	% Increase (Decrease)
	2015	2016
	(in thousands, except percentages)
Operating expenses:
Research and development	$6,698	$22,373	$15,675	234%
General and administrative	3,409	6,834	3,425	100%

Total operating expenses	10,107	29,207	19,100	189%

Operating loss	(10,107)	(29,207)	(19,100)	189%

Other income:
Interest income	2	34	32	*
Interest expense	(1)	—	1	*
Other income (expense), net	(1)	9	10	*

Total other income	—	43	43	*

Loss from continuing operations	(10,107)	(29,164)	(19,057)	189%
Loss from discontinued operations	(711)	—	711	(100%)

Net loss	$(10,818)	$(29,164)	$(18,346)	170%

*Not	meaningful

Research and development expenses

Research and development expenses increased by $15.7 million from $6.7 million during the six months ended June 30, 2015 to $22.4 million during the six months ended June 30, 2016. The increase in research and development expenses was due to increases of $11.9 million in the SB204 program, $0.7 million in the SB206 program, $1.0 million in other external programs and $2.1 million in other unallocated internal research and development expenses. During the six months ended June 30, 2016, we commenced the Phase 3 clinical trials for SB204, conducted the Phase 2 clinical trial for SB206 and expanded preclinical research and development for our other programs. The increase in our other unallocated internal research and development expenses was primarily the result of increased personnel and related costs.

General and administrative expenses

General and administrative expenses increased by $3.4 million from $3.4 million during the six months ended June 30, 2015 to $6.8 million during the six months ended June 30, 2016. The increase in general and administrative expenses was primarily due to the increase of personnel and related costs to support the growth of our research and development activities and to perform various other administrative functions as well as increased market research, consulting, legal and accounting costs.

Comparison of Years Ended December 31, 2014 and 2015

The following table sets forth our results of operations for the periods indicated:

	Years Ended December 31,		Increase (Decrease)	% Increase (Decrease)
	2014	2015
	(in thousands, except percentages)
Government contracts and grants revenue	$112	$—	$(112)	(100)%

Operating expenses:
Research and development	6,770	16,569	9,799	145%
General and administrative	5,170	9,265	4,095	79%

Total operating expenses	11,940	25,834	13,894	116%

Operating loss	(11,828)	(25,834)	(14,006)	(118)%

Other income (expense):
Interest income	58	48	(10)	(17)%
Interest expense	(701)	(1)	700	100%
Change in fair value of warrant liability	(641)	—	641	100%
Other income, net	9	1	(8)	(89)%

Total other income (expense)	(1,275)	48	1,323	*

Loss from continuing operations	(13,103)	(25,786)	(12,683)	97%
Income (loss) from discontinued operations	1,715	(2,274)	(3,989)	*

Net loss	$(11,388)	$(28,060)	$(16,672)	146%

*	Not meaningful

Government contracts and grants revenue

Government research contracts and grants revenue decreased from $0.1 million for the year ended December 31, 2014 to $0 for the year ended December 31, 2015 as a result of completing a contract with a government agency in the first half of 2014.

Research and development expenses

Research and development expenses increased by $9.8 million from $6.8 million during the year ended December 31, 2014 to $16.6 million during the year ended December 31, 2015. The increase in research and development expenses was primarily due to increases of $4.4 million in the SB204 program, $1.9 million in the SB206 program, $0.9 million in other external programs and $2.7 million in other unallocated internal research and development expenses. These increases were partially offset by a decrease in research and development expense for government research contracts and grants of $0.1 million. During the year ended December 31, 2015, we were conducting and completed the Phase 2 clinical trial for SB204, commenced the Phase 2 clinical trial for SB206 and expanded preclinical research and development for our other programs. The increase in our other unallocated internal research and development expenses was the result of increased personnel and related costs, including stock-based compensation, attributable to increased personnel for clinical programs, formulation process development and analytical support.

General and administrative expenses

General and administrative expenses increased by $4.1 million from $5.2 million during the year ended December 31, 2014 to $9.3 million during the year ended December 31, 2015. The increase in general and administrative expenses was primarily due to the increase of personnel and related costs, including stock-based compensation, to support the growth of our research and development activities and to perform various other administrative functions as well as increased market research, consulting, legal and accounting costs.

Other income (expense)

Other income (expense) increased from expense of $(1.3) million for the year ended December 31, 2014 to income of $48,000 for the year ended December 31, 2015, due primarily to the following factors. Interest expense decreased from $0.7 million during the year ended December 31, 2014 to $1,000 during the year ended December 31, 2015, as a result of the conversion of our convertible notes to shares of Mezzanine A preferred stock during the year ended December 31, 2014. Other expense resulting from the change in fair value of our warrant liability decreased from $(0.6) million during the year ended December 31, 2014 to $0 during the year ended December 31, 2015.

Liquidity and Capital Resources

Since our inception through June 30, 2016, we have financed our operations primarily with $103.9 million in net proceeds from the issuance and sale of equity securities and convertible debt securities. In addition, we have generated revenues of $11.8 million from government research contracts and other grants. As of June 30, 2016, we had $19.6 million of cash and cash equivalents. Our cash and cash equivalents are held in a variety of interest-bearing instruments, including money market accounts. Cash in excess of immediate requirements is invested with a view toward liquidity and capital preservation, and we seek to minimize the potential effects of concentration and degrees of risk.

Cash Flows

The following table sets forth our cash flows for the periods indicated:

	Year Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
	(in thousands)
Net cash provided by (used in):
Continuing operating activities	$(10,401)	$(20,765)	$(8,501)	$(22,061)
Continuing investing activities	(772)	(1,751)	(760)	(2,409)
Continuing financing activities	16,063	62,351	34,268	(1,359)
Net increase (decrease) in cash and cash equivalents—discontinued operations	1,792	(1,566)	(491)	(257)

Net increase (decrease) in cash and cash equivalents	$6,682	$38,269	$24,516	$(26,086)

Net Cash Used in Continuing Operating Activities

During the year ended December 31, 2014, net cash used in operating activities was $10.4 million and consisted primarily of a net loss of $11.4 million, which was the result of cash used in our research and development activities with adjustments for income from discontinued operations of $1.7 million, non-cash amounts related primarily to depreciation expense of $0.4 million, interest expense of $0.7 million, the change in fair value of warrant liability of $0.6 million, stock-based compensation expense of $0.2 million and $0.8 million in changes in assets and liabilities.

During the year ended December 31, 2015, net cash used in operating activities was $20.8 million and consisted primarily of a net loss of $28.1 million, which was the result of cash used in our research and development activities, with adjustments for loss from discontinued operations of $2.3 million, non-cash amounts related primarily to depreciation expense of $0.6 million, stock-based compensation expense of $2.0 million, a $0.6 million increase in prepaid expenses related to CRO pre-funding payments and a $3.0 million increase in accrued liabilities, primarily related to higher research and development accruals.

During the six months ended June 30, 2015, net cash used in operating activities was $8.5 million and consisted primarily of a net loss of $10.8 million, which was the result of cash used in our research and development activities with adjustments for loss from discontinued operations of $0.7 million, non-cash amounts related primarily to depreciation expense of $0.3 million, stock-based compensation expense of $0.5 million and $0.8 million in changes in assets and liabilities.

During the six months ended June 30, 2016, net cash used in operating activities was $22.1 million and consisted primarily of a net loss of $29.2 million, which was the result of cash used in our research and development activities, with adjustments for non-cash amounts related primarily to depreciation expense of $0.4 million, stock-based compensation expense of $0.5 million, and $6.2 million in changes in assets and liabilities. The favorable net change in assets and liabilities was primarily due to a $5.1 million increase in accrued outside research and development services during the period. The increase in these services was related to our increased development program activities, including the commencement and conduct of our SB204 Phase 3 clinical trials and the conduct of our SB206 Phase 2 clinical trial.

Net Cash Used in Continuing Investing Activities

During the years ended December 31, 2014 and 2015, net cash used in investing activities was $0.8 million and $1.8 million, respectively. Net cash used in investing activities during the year ended December 31, 2014 represented purchases of property and equipment. Net cash used in investing activities during the year ended December 31, 2015 represented purchases of property and equipment of $1.3 million and $0.5 million restricted to secure a letter of credit.

During the six months ended June 30, 2015 and 2016, net cash used in investing activities was $0.8 million and $2.4 million, respectively. Net cash used in investing activities during the six months ended June 30, 2015, represented purchases of property and equipment. Net cash used in investing activities during the six months ended June 30, 2016, represented purchases of property and equipment of $2.3 million and the purchase of intangible assets of $0.1 million.

Net Cash Provided by (Used in) Continuing Financing Activities

During the year ended December 31, 2014, net cash provided by financing activities was $16.1 million, consisting of proceeds from the issuance of preferred stock of $12.0 million, proceeds from the issuance of convertible notes of $3.5 million and proceeds from the exercise of preferred stock warrants of $0.6 million.

During the year ended December 31, 2015, net cash provided by financing activities was $62.4 million, consisting of $67.1 million from proceeds from the issuance of preferred stock and $0.5 million from the issuance of common stock in connection with the exercise of stock options, offset in part by the $5.2 million of cash distributed as part of the Separation Transaction.

During the six months ended June 30, 2015, net cash provided by financing activities was $34.3 million, consisting primarily of proceeds from the issuance of preferred stock.

During the six months ended June 30, 2016, net cash used in financing activities was $1.4 million, consisting primarily of payments related to this public offering.

Capital Requirements

To date, we have not generated any revenue from product sales. We do not know when, or if, we will generate any revenue from product sales. We do not expect to generate revenue from product sales unless and until we obtain regulatory approval of and commercialize one of our current or future product candidates. We anticipate that we will continue to generate losses for the foreseeable future, and we expect the losses to increase as we continue the development of, and seek regulatory approvals for, our product candidates, and begin to commercialize any approved products. We are subject to all of the risks incident in the development of new pharmaceutical products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. Upon the closing of this offering, we expect to incur additional costs associated with operating as a public company.

We believe that our existing cash and cash equivalents, together with the proceeds from this offering, will be sufficient to meet our anticipated cash requirements for at least the next 15 months. Our primary use of cash is to fund our operating expenses, which consist principally of research and development expenditures. As of June 30, 2016, we had an accumulated deficit of $92.5 million and there was substantial doubt about our ability to continue as a going concern if we did not secure additional financing. We anticipate that we will need substantial additional funding in connection with our continuing operations.

We have based our projections of operating capital requirements on assumptions that may prove to be incorrect and we may use all of our available capital resources sooner than we expect. Because of the numerous risks and uncertainties associated with research, development and commercialization of pharmaceutical products, we are unable to estimate the exact amount of our operating capital requirements. Our future funding requirements will depend on many factors, including, but not limited to:

•	the initiation, progress, timing, costs and results of preclinical studies and clinical trials for our product candidates, including clinical trials for SB204, SB206 and SB208;

•	the initiation, progress, timing, costs and results of preclinical studies relating to other potential applications of our nitric oxide platform;

•	the number and characteristics of product candidates that we pursue;

•	our success in scaling our manufacturing process;

•	the outcome, timing and costs of seeking regulatory approvals;

•	the terms and timing of any future collaborations, licensing, consulting or other arrangements that we may establish;

•

the amount and timing of any payments we may be required to make, or that we may receive, in connection with the licensing, filing, prosecution, defense and enforcement of any patents or other intellectual property rights;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and protecting our intellectual property rights;

•	defending against intellectual property related claims;

•	the extent to which we in-license or acquire other products and technologies; and

•	subject to receipt of marketing approval, revenue received from commercial sales of our product candidates.

We expect capital expenditures to be approximately $3.5 million in the remainder of 2016. These anticipated expenditures reflect our plan to invest in information technology systems, equipment and leasehold improvement costs for our planned corporate headquarters and manufacturing facility in Durham, North Carolina.

Contractual Obligations and Contingent Liabilities

The following summarizes our significant contractual obligations as of December 31, 2015:

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(in thousands)
Operating leases(1)	$196	$196	$—	$—	$—
Facility financing obligations(2)	12,508	592	2,238	2,375	7,303
Research and development contract obligations(3)	110	110	—	—	—

Total obligations	$12,814	$898	$2,238	$2,375	$7,303

(1)

Represents a non-cancelable operating lease agreement for facilities which were originally scheduled to expire in August 2016. As discussed in Note 13 to the accompanying financial statements, this operating lease agreement was recently extended to expire in December 2016.

(2)	Facility financing obligations consist of our obligations for the facility leased in Durham, North Carolina that is accounted for as a build-to-suit lease.
(3)

Represents minimum annual license fees payable under our license agreements. We are a party to various license agreements with universities and other third parties, as well as patent assignment agreements, under which we have obtained rights to patents, patent applications and know-how. Under these agreements, in addition to minimum annual license fees, we have agreed to pay the other parties milestone payments upon the achievement of specified clinical, regulatory and commercialization events and royalties based on future sales of products. We have not included these payments in the table as we cannot estimate if, when or in what amounts such payments will become due under these agreements.

We entered into a lease agreement in August 2015 for a facility totaling approximately 51,350 square feet in Durham, North Carolina and intend to relocate our corporate headquarters to this facility in the second half of 2016. The term of the lease commenced April 1, 2016 and terminates June 2026. The total estimated lease payments for this facility over the term of the lease are approximately $12.5 million. In addition, we are obligated to pay the landlord for facility leasehold improvements to the extent their cost exceeds the amount the landlord has agreed to contribute to the project. Construction commenced in April 2016 and we paid the landlord $1.2 million for estimated excess facility leasehold improvement costs. Through June 2016, construction costs have not exceeded the amount the landlord has agreed to contribute.

We enter into contracts in the normal course of business with clinical research organizations for clinical trials and clinical supply manufacturing and with vendors for preclinical research studies, research supplies and other services and products for operating purposes. These contracts generally provide for termination on notice, and therefore we believe that our non-cancelable obligations under these agreements are not material.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined under Securities and Exchange Commission rules.

Net Operating Loss and Research and Development Tax Credit Carryforwards

As of December 31, 2015, we had federal and state net operating loss carryforwards of approximately $48.1 million and $50.6 million, respectively. The net operating loss carryforwards begin to expire in 2028 and 2023 for federal and state tax purposes, respectively. We had charitable contribution carryforwards of approximately $0.2 million available to offset future federal taxable income, which will expire in 2017. We have research and development tax credits of approximately $2.2 million to offset future federal taxes. These credits begin to expire in 2028.

We record a valuation allowance to offset any net deferred tax assets if, based upon the available evidence, it is more likely than not that we will not recognize some or all of the deferred tax assets. We have had a history of net losses since inception, and, as a result, we have established a 100% valuation allowance of $20.7 million for our net deferred tax assets as of December 31, 2015. If circumstances change and we determine that we will be able to realize some or all of these net deferred tax assets in the future, we will record an adjustment to the valuation allowance.

The Tax Reform Act of 1986 contains provisions which limit the ability to utilize the net operating loss carryforwards in the case of certain events including significant changes in ownership interests. If our net operating loss carryforwards are limited, and we have taxable income which exceeds the permissible yearly net operating loss carryforwards, we would incur a federal income tax liability even though net operating loss carryforwards would be available in future years.

Jumpstart Our Business Startups Act of 2012 (JOBS Act)

In April 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an “emerging growth company,” we are electing not to take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards, and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth public companies. Section 107 of the JOBS Act provides that our decision not to take advantage of the extended transition period is irrevocable. We have chosen to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, as an “emerging growth company” we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Act, (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis) and (iv) disclose certain executive compensation-related items, such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation. We may remain an emerging growth company until the last day of the fiscal year following the fifth anniversary of the completion of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenue equals or exceeds $1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

Recent Accounting Pronouncements

Accounting Pronouncements Adopted

In April 2014, the United States Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. This new standard raises the threshold for a disposal to qualify as a discontinued operation and requires new disclosures of both discontinued operations and certain other disposals that do not meet the definition of a discontinued operation. We adopted this standard for the year ended December 31, 2015.

In June 2014, the FASB issued ASU No. 2014-12, Compensation—Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could be Achieved after the Requisite Service Period, which requires us to assess share-based awards with performance targets that could be achieved after the requisite service period for potential treatment as performance conditions. Under the ASU, compensation expense is to be recognized when the performance target is deemed probable and should represent the compensation expense attributable to the periods for which service has already been rendered. If the performance target is reached prior to achievement of the service period, the remaining unrecognized compensation cost should be recognized over the remaining service period. The ASU is effective for annual and interim periods beginning after December 15, 2015 with early adoption permitted. This standard is effective for us as of January 1, 2016. The adoption of this standard did not have a material impact on its financial statements.

In November 2014, the FASB issued ASU No. 2014-16, Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity. The guidance requires an entity to determine the nature of the host contract by considering all stated and implied substantive terms and features of the hybrid financial instrument, weighing each term and feature on the basis of the relevant facts and circumstances (commonly referred to as the whole-instrument approach). ASU 2014-16 applies to all entities and is effective for annual periods beginning after December 15, 2015, and interim periods thereafter. This standard is effective for us as of January 1, 2016. Adoption of this standard did not have a material impact on our financial statements.

In February 2015, the FASB issued ASU 2015-2, Amendments to the Consolidation Analysis, which provides clarification regarding the guidance surrounding consolidation of certain legal entities. This guidance is effective for annual and interim periods beginning after December 15, 2015. This standard is effective for us as of January 1, 2016. The adoption of this standard did not have a material impact on our financial statements.

Accounting Pronouncements Being Evaluated

In May 2014, the FASB and the International Accounting Standards Board issued a converged standard on the recognition of revenue from contracts with customers. The converged standard has been codified within Topic 606, Revenue from Contracts with Customers within the FASB Accounting Standards Codification. The objective of the new standard is to establish a single comprehensive revenue recognition model that is designed to create greater comparability of financial statements across industries and jurisdictions. Under the new standard, companies will recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration to which a company expects to be entitled in exchange for those goods or services. The new standard also will require expanded disclosures on revenue recognition and changes in assets and liabilities that result from contracts with customers. In July 2015, the FASB delayed the effective date of the new standard by one year. Early adoption as of January 1, 2017 is permitted. In March, April and May of 2016, the FASB issued additional ASUs to amend Topic 606 and to provide expanded or clarifying guidance associated with the application of certain principles within the revenue recognition model, including the areas of principle and agent, identification of performance obligations, licensing, and other improvements and practical expedients will adopt the new standard by January 1, 2018, as required. We are currently evaluating the impact of this new standard on our financial statements.

In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, or ASU 2014-15, which provides accounting guidance related to the evaluation of an entity’s ability to continue as a going concern. ASU 2014-15 establishes management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern in connection with preparing financial statements for each annual and interim reporting period. The update also gives guidance to disclose information about relevant conditions and events when there is substantial doubt about an entity’s ability to continue as a going concern. This guidance is effective for annual and interim periods ending after December 15, 2016, with early adoption permitted. We are evaluating the guidance under ASU 2014-15 and will present the required disclosures in our financial statements at the time of adoption as necessary.

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes. The new guidance requires that deferred tax assets and liabilities be classified as noncurrent in a classified statement of financial position. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. Early adoption is permitted. We are currently evaluating the impact of this new ASU but do not expect the adoption of this standard to have a significant impact on our consolidated financial statements.

In February 2016, the FASB issued ASU 2016-2, Leases. This guidance revises the accounting related to leases by requiring lessees to recognize a lease liability and a right-of-use asset for all leases. The new lease guidance also simplifies the accounting for sale and leaseback transactions. This ASU is effective for annual reporting periods beginning after December 15, 2018 and early adoption is permitted. We are currently evaluating the impact of the adoption of this ASU on our financial statements.

In March 2016, the FASB issued ASU 2016-09, Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The FASB issued ASU 2016-09 to simplify several aspects of the accounting for share-based payment transactions, including the income tax consequences. This ASU is effective for annual and interim periods ending after December 15, 2016, with early adoption permitted. We are currently evaluating the impact of the adoption of this ASU on our financial statements.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There were no changes in or disagreements with accountants on accounting and financial disclosures.

Quantitative and Qualitative Disclosures about Market Risk

Our primary exposure to market risk is limited to our cash and cash equivalents, all of which have maturities of less than three months. The primary objectives of our investment activities are the preservation of principal, maintenance of liquidity for the purpose of funding operations and maximizing total return. The related interest income sensitivity is affected by changes in the general level of short-term U.S. interest rates. We place our cash and cash equivalents with high-credit quality financial institutions. Our investment policy prohibits us from holding corporate bonds, auction rate securities, asset-backed securities, municipal obligations, structured investment vehicles, extendable commercial paper or collateralized debt/loan obligations.

As of June 30, 2016, we had cash and cash equivalents of $19.6 million. We believe that an immediate one percentage point increase in interest rates would not materially affect the fair value of these instruments. We do not believe that our cash and cash equivalents have significant risk of default or illiquidity and do not expect our operating results or cash flows to be affected significantly by a sudden change in market interest rates. While we believe our cash and cash equivalents do not contain excessive risk, we cannot provide absolute assurance that in the future our investments will not be subject to adverse changes in fair value. In addition, we maintain significant amounts of cash and cash equivalents at one or more financial institutions that are in excess of federally insured limits.

Critical Accounting Policies and Use of Estimates

Our management’s discussion and analysis of financial condition and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenue and expenses during the reporting periods. These items are monitored and analyzed by us for changes in facts and circumstances, and material changes in these estimates could occur in the future. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Changes in estimates are reflected in reported results for the period in which they become known. Actual results may differ materially from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in the notes to our financial statements included elsewhere in this prospectus, we believe that the following accounting policies are critical to the process of making significant judgments and estimates in the preparation of our financial statements and understanding and evaluating our reported financial results.

Revenue Recognition

Our revenue generally consists of research related revenue under contracts and grants with Federal government agencies. Revenue is recognized when all of the following criteria are met: (1) persuasive evidence that an arrangement exists; (2) delivery of the products or services has occurred; (3) the selling price is fixed or determinable; and (4) collectability is reasonably assured.

Under the terms of the contracts and grants awarded, we are entitled to receive reimbursement of our allowable direct expenses, allocated overhead, general and administrative expenses and payment of other specified amounts. Revenues from development and support activities under federal research grants are recorded in the period in which the related costs are incurred for cost reimbursement grants. Revenue is recognized when earned and expenses are recognized when incurred.

Any of the funding sources may request reimbursement for expenses or return of funds, or both, as a result of noncompliance by us with the terms of the grants. No reimbursement of expenses or return of funds for noncompliance has been requested or made since inception of the contract and grants.

Accrued Research and Development Expenses

As part of the process of preparing financial statements, we are required to estimate accrued expenses. This process involves reviewing open contracts and purchase orders, communicating with applicable vendor personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual cost. The majority of our service providers invoice us monthly in arrears for services performed. We make estimates of our accrued expenses as of each balance sheet date in our financial statements based on facts and circumstances known to us. We periodically confirm the accuracy of our estimates with the service providers and make adjustments if necessary. Examples of estimated accrued expenses include fees paid to CROs in connection with clinical trials, fees paid to investigative sites in connection with clinical trials, professional service fees and unpaid salaries, wages and benefits.

We accrue our expenses related to clinical trials based on our estimates of the services received and efforts expended pursuant to contracts with multiple research institutions and CROs that conduct and manage clinical trials on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. Payments under some of these contracts depend on factors such as the successful enrollment of patients and the completion of clinical trial milestones. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we will adjust the accrual accordingly. If we do not identify costs that we have begun to incur or if we underestimate or overestimate the level of services performed or the costs of these services, our actual expenses could differ from our estimates. We do not anticipate the future settlement of existing accruals to differ materially from our estimates.

Common Stock Valuation and Stock-Based Compensation

We record the fair value of stock options, restricted stock awards and other stock-based compensation issued to employees and non-employees as of the grant date as stock-based compensation expense. We typically recognize compensation expense over the requisite service period, which is typically the vesting period. We recorded noncash stock-based compensation expense from continuing operations for employee and nonemployee stock option grants of $0.2 million and $2.0 million for the years ended December 31, 2014 and 2015, respectively, and $0.5 million and $0.5 million for the six months ended June 30, 2015 and 2016, respectively.

We estimate the fair value of our stock-based awards to employees and non-employees using the Black-Scholes option-pricing model, which requires the input of highly subjective assumptions, including (a) the expected volatility of our stock, (b) the expected term of the award, (c) the risk-free interest rate and (d) expected dividends. Due to the lack of a public market for the trading of our common stock and a lack of company-specific historical and implied volatility data, we have based our estimate of expected volatility on the historical volatility of a group of similar companies that are publicly traded. In connection with the Separation Transaction, we considered if our peer companies required adjustment to more closely align with our dermatological focus and determined that no adjustment was necessary. Our peer companies utilized have similar clinical-stage research and development activities coupled with recent clinical successes in the dermatological space. We also considered characteristics such as industry, stage of life cycle, financial leverage, enterprise value, risk profiles and position within the industry, and with historical share price information sufficient to meet the expected life of the stock-based awards. We compute the historical volatility data using the daily closing prices for the selected companies’ shares during the equivalent period of the calculated expected term of our stock-based awards. We will continue to apply this process until a sufficient amount of historical information regarding the volatility of our own stock price becomes available.

We have estimated the expected term of our employee stock options using the “simplified” method, whereby, the expected life equals the average of the vesting term and the original contractual term of the option. The risk free interest rate is based on the yields of U.S. Treasury securities with maturities similar to the expected term of granted stock-based awards. We have never declared or paid any cash dividends to common stockholders and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we use an expected dividend yield of zero.

We are also required to estimate forfeitures at the time of grant, and to revise those estimates in subsequent periods if actual forfeitures differ from estimates. We use historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest. To the extent that actual forfeitures differ from our estimates, the difference is recorded as a cumulative adjustment in the period the estimates were revised. Stock-based compensation expense recognized in the financial statements is based on awards that are ultimately expected to vest.

In determining the fair value of stock options granted, the following weighted average assumptions were used in the Black-Scholes option-pricing model for awards granted in the periods indicated:

	Year Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
Estimated dividend yield	0.00%	0.00%	0.00%	0.00%
Expected volatility	102.77%	65.96% - 102.77%	65.96 - 102.77%	71.16%
Risk-free interest rate	1.88%	1.48 - 1.81%	1.65%	1.33%
Expected life of options (in years)	6.00	5.1 - 5.9	5.75	5.73
Weighted-average fair value per share	$6.59 - $7.06	$6.83	$3.96	$9.79

Determination of the Fair Value of Stock-Based Compensation Grants

There are significant assumptions and estimates required in determining the fair value of our common stock. Due to the absence of an active market for our common stock, the fair value of our common stock was determined in good faith by our board of directors, with the assistance and upon the recommendation of management, based on a number of objective and subjective factors consistent with the methodologies outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, referred to as the AICPA Practice Aid, including:

•	contemporaneous valuations of our shares of common stock;

•

the prices of each of our series of preferred stock sold by us to outside investors in arm’s length transactions, and the rights, preferences and privileges of each of these series of preferred stock relative to our common stock;

•	our consolidated results of operations, financial position and the status of our research and development efforts;

•	the composition of our management team and board of directors;

•	the material risks related to our business;

•	the market performance of publicly traded companies in the life sciences and biotechnology sectors;

•	the likelihood of achieving a liquidity event for the holders of our shares of common stock, such as a sale of the company or an initial public offering, given prevailing market conditions;

•	the lack of marketability of our common stock; and

•	external market conditions affecting the life sciences and biotechnology industry sectors.

Although it is reasonable to expect that the completion of our initial public offering will increase the value of our common stock as a result of increased liquidity and marketability and the elimination of the liquidation preferences of our convertible preferred stock, the amount of additional value cannot be measured with precision or certainty. If we had made different assumptions than those described below, the fair value of the underlying common stock and amount of our stock-based compensation expense, net loss and net loss per share amounts would have differed. Following the closing of our initial public offering, the fair value per share of our common stock for purposes of determining stock-based compensation will be the closing price of our common stock as reported on the applicable grant date.

The following table summarizes the grant dates, number of underlying shares and related fair value of stock options granted to employees from January 1, 2014 through June 30, 2016.

Date of grant	Number of Shares Granted	Fair Value Estimate per Common Share
March 14, 2014	73,750	$7.00
July 30, 2014	40,000	$7.47
December 30, 2014	97,750	$7.47
January 1, 2015	75,000	$7.47
March 12, 2015	20,000	$6.68
May 1, 2015	27,500	$6.68
July 8, 2015	8,750	$9.00
July 30, 2015	18,750	$9.00
August 28, 2015	30,159	$9.00
October 21, 2015	137,500	$12.00
November 17, 2015	2,500	$12.00
December 2, 2015…	18,000	$12.00
December 14, 2015	28,750	$12.00
February 29, 2016	187,500	$15.00

In valuing our common stock, our board of directors determined the equity value of our business using a combination of the “Last Money In” approach and Market-Based, or Comps, approach. The “Last Money In” approach considered our prior financing rounds, which can provide meaningful indications to determine our enterprise value. The Comps approach considered our enterprise value through an analysis of recent sales and offerings of comparable companies. Consideration was given to the financial condition and operating performance of our company relative to those of private and publicly-traded companies operating in the same or similar lines of business, potentially subject to corresponding economic, environmental and political factors and considered to be reasonable investment alternatives.

For valuations through June 30, 2016, the option pricing method, or OPM, treats common stock and preferred stock as call options on an equity value, with exercise prices based on the liquidation preference of the preferred stock. Therefore, common stock has value only if funds available for distribution to stockholders exceed the value of the liquidation preference at the time of a liquidity event such as a merger, sale or initial public offering, assuming the enterprise has funds to make a liquidation preference meaningful and collectible by stockholders. The common stock, including applicable conversion of convertible preferred stock, is modeled to be a call option with a claim on enterprise value at an exercise price equal to the remaining value immediately after the preferred stock liquidation preference is satisfied.

The valuation of our common stock included contemporaneous valuation analyses to determine the then current fair value of our common stock as of December 31, 2013, December 31, 2014, June 30, 2015, September 30, 2015, December 31, 2015 and February 26, 2016. In performing these valuation analyses, key assumptions reflected in the OPM calculations included the anticipated timing of a potential liquidity event, the estimated volatility of our common stock, and the discount for lack of marketability of our common stock. The Market-Based or “Comps” approach considered our enterprise value through an analysis of enterprise values of comparable companies and through applying revenue multiples to our government contract and grant revenues. During 2014, we issued shares of our Mezzanine A preferred stock, which provided indications of enterprise value as of December 31, 2014 and introduced additional liquidation preference. The valuation results as of December 31, 2014 reflect our declining government contracts and grants revenue and increased liquidation preference attributable to our Mezzanine A preferred stock.

Warrant Liability

As of December 31, 2014, all of the warrants to purchase shares of our Series 3 preferred stock had been exercised or expired. Because our Series 3 preferred stock is subject to redemption under circumstances outside of our control, the outstanding shares of this series of preferred stock are presented as temporary equity. Consequently, the warrants to purchase shares of Series 3 convertible preferred stock are accounted for as liabilities and adjusted to fair value at the end of each reporting period. The fair value of the warrants classified as liabilities is estimated using the Black-Scholes option pricing model. The estimates in Black-Scholes option pricing model are based, in part, on subjective assumptions, including stock price volatility, term of the warrants, risk-free interest rate, dividend yield and fair value of the Series 3 convertible preferred stock underlying the warrants. The gain or loss associated with the change in the fair value of the preferred stock warrant liability from the prior period is recognized as a component of other income (expense).

BUSINESS

Overview

We are a late-stage pharmaceutical company focused on redefining the standard of care in dermatology through the development and commercialization of innovative therapies using our nitric oxide platform. Nitric oxide plays a vital role in the natural immune system response against microbial pathogens and is a critical regulator of inflammation. Our ability to harness nitric oxide and its multiple mechanisms of action has enabled us to create a platform with the potential to generate differentiated, first-in-class product candidates. The two key components of our nitric oxide platform are our proprietary Nitricil technology, which drives the creation of new chemical entities, or NCEs, and our topical formulation science, both of which we use to modulate, or “tune,” our product candidates for specific indications. We are using our platform to transform a useful, naturally occurring molecule into a therapeutic pipeline for a host of skin diseases.

We are rapidly advancing programs in five dermatological conditions with significant unmet medical need. These are some of the most prevalent diseases in dermatology, and together represent a large market opportunity with an underserved patient population surpassing 150 million Americans and 1.5 billion individuals globally.

Our lead product candidate is SB204, a cosmetically elegant topical gel that targets multiple mechanisms of action for the treatment of acne vulgaris, the most common skin disease in the United States. We commenced two identically designed Phase 3 pivotal clinical trials in the first quarter of 2016 and expect to report top-line results from these pivotal trials in the first quarter of 2017. Assuming successful completion of a long-term safety study in the second half of 2017, we are targeting submission of a new drug application, or NDA, for SB204 by year-end 2017. Our other product candidates include SB206, SB208 and SB414, which are targeted toward the treatment of either a specific microorganism or inflammatory components of a disease pathology. SB206 is a first-in-class, topical anti-viral gel in Phase 2 clinical development for the treatment of viral skin infections such as external genital and perianal warts, caused by human papillomavirus, or HPV. We initiated our Phase 2 clinical trial for SB206 in the second quarter of 2015, and we expect to announce top-line results in the second half of 2016. SB208 is a topical broad-spectrum anti-fungal product candidate for the treatment of fungal infections of the skin and nails. We commenced Phase 2 clinical testing of SB208 for the treatment of infections caused by dermatophytes such as T. rubrum in July 2016. SB414, a topical cream in preclinical development for the treatment of inflammatory skin diseases such as psoriasis and atopic dermatitis, rounds out the current pipeline.

We believe that our ability to conveniently deploy nitric oxide on demand in topical formulations allows us the potential to significantly improve patient outcomes in a variety of skin diseases and positions us to be a commercially successful leader in the dermatology market.

Nitric oxide is one of the most researched molecules in human physiology and has been extensively studied in many areas of medicine including in microbial diseases and in the modulation of inflammation. As a fundamental component in host immune response against invading organisms, cells of the immune system naturally generate nitric oxide using the enzyme nitric oxide synthase, or NOS, and the amino acid precursor L-arginine. Nitric oxide is released in a targeted manner to kill microbial pathogens, including bacteria, fungi and viruses. Nitric oxide and its metabolites drive cell death within bacteria and fungi by targeting metal centers or amino acids on proteins critical to sustaining microbial viability. In virally infected cells, nitric oxide inhibits viral replication by binding directly to key enzymes or by inducing apoptosis, or programmed cell death, in these cells where tumor suppressors have been degraded or disabled. Beyond nitric oxide’s essential role in pathogen control, a large number of cells produce and respond to nitric oxide for several other immunoregulatory functions. The anti-inflammatory and immunosuppressive effects of nitric oxide occur in part through the inhibition of T cell proliferation and leukocyte recruitment.

However, the scarcity of nitric oxide-based therapeutic products is due to the challenges associated with controlling the release of a gas, the poor stability and low storage capacity of nitric oxide-loaded molecules, the inability to target specific tissues and the toxicity of several small molecules used as backbones to store nitric oxide. We believe the following key components of our nitric oxide platform fuel the creation of differentiated product candidates and address each of these limitations:

(1) Our Nitricil technology enables us to engineer tunable NCEs that allow for the stable chemical storage of large amounts of nitric oxide in solid form by loading it on an inert macromolecule, or polymer. The advantages of our proprietary Nitricil technology include tunability, stability, high storage capacity, targeted delivery and what we believe is an attractive safety profile. Our ability to select from several nitric oxide-loaded starting materials has driven our library of over 200 Nitricil compositions, each of which possesses a unique nitric oxide release profile.

(2) Our formulation science enables us to further tune the release of nitric oxide when applied to the skin by using proprietary combinations of inactive ingredients. This additional level of control enables us to use one NCE for multiple indications by altering the nitric oxide pharmacology with the composition of the topical formulation. This component of our nitric oxide platform creates an additional barrier to entry, which we believe positions us to prolong the period of market exclusivity for each of our product candidates. Additionally, our formulation science allows us to customize the drug delivery method for the relevant anatomical location of a skin disease while considering physician and patient preferences for aesthetically pleasing and convenient products.

We are developing our lead product candidate, SB204, as a once-daily, fast-acting, topical first-line monotherapy for the treatment of acne vulgaris. In the first quarter of 2016, we commenced two identically designed Phase 3 pivotal clinical trials of SB204 in a total of 2,600 patients with acne vulgaris. Acne vulgaris is the most common skin disease in the United States, affecting approximately 40 to 50 million Americans annually, according to the American Academy of Dermatology. Despite this, we believe the current treatment landscape significantly underserves patient needs, due to the difficulty of balancing efficacy, systemic safety and cutaneous tolerability. Prior to initiating our Phase 3 trials, our 630-patient clinical program for SB204 included one first-in-human trial, six Phase 1 clinical trials and two Phase 2 clinical trials involving patients suffering from acne vulgaris, in each of which SB204 was well tolerated. In each of our Phase 2 clinical trials, we observed statistically significant reductions in both inflammatory and non-inflammatory lesion counts after 12 weeks of treatment. We designed the protocol for our Phase 3 clinical trials based on feedback we received from the FDA during our end-of-Phase 2 meeting in September 2015. Assuming successful completion of our Phase 3 clinical trials and our long-term safety study, we will target submission of our NDA for SB204 to the FDA by the end of 2017.

Our second most advanced product candidate, SB206, represents a new approach to the treatment of HPV skin infections. In our preclinical studies, we observed complete inhibition of papilloma virus growth in vivo and inhibition of HPV viral replication in vitro. We have initially chosen to evaluate the anti-viral potential of nitric oxide in a Phase 2 randomized, double-blind, vehicle-controlled clinical trial in 120 patients with genital warts caused by HPV. All warts, including genital warts, are caused by HPV, and we estimate that the population suffering with warts exceeds 3 million people in the United States. We believe that SB206 has the potential to provide substantial improvements over currently approved topical therapies for warts, including shorter treatment duration, improved efficacy due to the direct anti-viral effect of nitric oxide, better local tolerability and decreased incidence of wart recurrence.

We are developing SB208 as a topical anti-fungal for the treatment of fungal infections of the skin and nails. In July 2016, we commenced Phase 2 clinical development of SB208 for the treatment of infections caused by dermatophytes such as T. rubrum, including tinea pedis, or Athlete’s Foot, and onychomycosis. Onychomycosis is a chronic fungal infection of the nails that we estimate affects over 40 million people in the United States. We believe SB208 has the potential to elevate the standard of care in fungal infections such as athlete’s foot and onychomycosis by delivering high concentrations of nitric oxide to rapidly penetrate targeted tissues and potentially improve upon current efficacy rates observed with topical therapies while maintaining an attractive safety profile.

Our pipeline also includes SB414, a topical cream product candidate, for which we are currently conducting preclinical studies for the treatment of inflammatory skin diseases such as psoriasis and atopic dermatitis. SB414 utilizes a slower nitric oxide-releasing cream formulation for which we have observed potent inflammatory cytokine inhibition in preclinical models. We plan to commence toxicology studies for SB414 in 2016 in support of the submission of an IND to the FDA, and are targeting initiation of clinical development of our anti-inflammatory program in the second half of 2017.

We maintain exclusive, worldwide commercial rights for all product candidates currently in our pipeline. Our intent is to build a dermatology-focused sales organization, with approximately 75 representatives in the field, to sell our product candidates that receive regulatory approval in the United States. Our sales force will initially target high-volume prescribing dermatologists and other healthcare providers. Our commercialization strategy will leverage our NCEs with differentiated mechanisms of action to enhance reimbursement potential and facilitate broad patient access. We are also evaluating strategic partnerships to commercialize our dermatology products in select international markets. We believe that our management team’s significant experience in nitric oxide science, drug development and commercialization of dermatological products positions us to execute on our vision to be a commercially successful leader in the field of dermatology.

Our Dermatology-Focused Nitric Oxide Platform

Why Nitric Oxide?

Nitric oxide, or NO, is a two-atom molecule that is produced naturally by the human body. Since the Nobel Prize-winning discovery in 1998 that nitric oxide is responsible for regulating blood flow, or vasodilation, the effects of nitric oxide have been extensively studied in many areas of physiology, including in microbial diseases and in the modulation of inflammation.

As a fundamental component in host defense against invading organisms, cells of the immune system naturally generate nitric oxide using the enzyme nitric oxide synthase, or NOS, and the amino acid precursor L-arginine. Nitric oxide is released in a targeted manner to kill microbial pathogens, including bacteria, fungi and viruses. Nitric oxide and its metabolites drive cell death within bacteria and fungi by targeting metal centers or amino acids on proteins critical to sustaining microbial viability. In virally infected cells, nitric oxide inhibits viral replication by binding directly to free sulfurs or metals that are a part of key enzymes that can induce apoptosis, or programmed cell death, in cells where tumor suppressors have been degraded or disabled.

We believe that nitric oxide has significant potential as a novel antimicrobial agent due to its multiple mechanisms of action and its ability as a gas to diffuse freely through cell membranes unlike many other pharmaceutical agents. Importantly, the pharmacologic activity of nitric oxide is such that its production is localized at or near the site of infection. Because nitric oxide is a key component of the immune system’s natural response to invading organisms, we believe that it may provide an ideal therapeutic solution for degrading and killing microorganisms without the development of antimicrobial resistance.

Beyond nitric oxide’s essential role in pathogen control, a large number of cells produce and respond to nitric oxide for several other immunoregulatory functions. According to an article published in Nature Immunology in 2001, nitric oxide exerts its anti-inflammatory and immunosuppressive effects in part through the inhibition of T cell proliferation and leukocyte recruitment. The modulation of signaling cascades, transcription factors like NF- B, and enzymes that process cytokine precursors are all mechanisms by which nitric oxide exerts its anti-inflammatory effects. Additionally, macrophage production of nitric oxide has been reported to suppress T helper type 1 cell responses and lead to the induction of a new class of nitric oxide-derived regulatory T cells, reported in the Proceedings of the National Academy of Sciences in 2007 to inhibit the pro-inflammatory Th17 differentiation and function.

Figure 1 summarizes how nitric oxide is released as a critical regulator in human immune response. A physiological stimulant signals the production of NOS via NF- B activation, which then leads to transcription and translation of the active NOS enzyme. NOS transforms the essential amino acid, L-arginine, into L-citrulline and liberates one gaseous nitric oxide molecule in the process, which is then free to diffuse outside of the cell and exert its vital regulatory functions in the body.

Figure 1:

Limitations of Other Nitric Oxide-Based Approaches

Despite its therapeutic potential, there is currently only one FDA-approved use of nitric oxide, which is for the treatment of pulmonary hypertension in neonatal infants with nitric oxide gas. However, the delivery of nitric oxide from a gas tank is inconvenient and limits practical applications. The scarcity of nitric oxide-based products is due to the historical challenges associated with developing safe and effective approaches for the chemical storage and controlled release of a gas for therapeutic applications. Synthetic approaches for creating molecules that store nitric oxide in solid form have significant limitations that have prevented the translation of these laboratory chemistries into commercially viable products. Some of these key limitations include:

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Lack of tunability—Therapeutic delivery of nitric oxide to patients at safe and effective levels requires the ability to control the release rate to selectively modulate a specific disease pathology. Other chemical approaches release or donate nitric oxide either too fast or too slow, rendering them potentially unsafe or therapeutically ineffective.

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Unfavorable stability profile—Most nitric oxide-loaded molecules in development decompose too rapidly, prematurely releasing nitric oxide and impairing shelf life stability. Based on the chemistries involved, slight increases in temperature, exposure to ambient humidity or irradiation with light all significantly diminish nitric oxide potency.

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Low storage capacity—Other small molecule strategies only permit the loading, or storage, of one or two units of nitric oxide per unit of drug, leaving them with an inability to deliver sufficient therapeutic quantities of nitric oxide to the desired site. Conversely, macromolecular scaffolds to date have had limited storage sites to bind nitric oxide as a percentage of total weight.

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Lack of targeting—Other nitric oxide-based approaches are primarily small molecule-based and are limited in their ability to be delivered to or target specific tissues, and the organ destination or systemic half-life is dictated by the molecule to which nitric oxide was attached.

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Backbone toxicity—Several small molecules developed in laboratory settings used to store nitric oxide have never been translated into clinical use due to the carcinogenic potential of nitrosamines or risk of cyanide poisoning from sodium nitroprusside.

Advantages of Our Nitric Oxide Platform

We believe that our platform harnesses the potential of nitric oxide in a manner that leads to the creation of differentiated product candidates that address all these limitations by (1) engineering tunable NCEs using our Nitricil technology and (2) using our formulation science to customize the drug delivery method for the anatomical location of a skin disease.

As a result, we believe that we are able to unlock the therapeutic potential of nitric oxide in numerous dermatological indications. We have chosen to focus on dermatology because nitric oxide’s multiple mechanisms of action converge in the largest organ of the body, the skin. All of the major cell types that comprise the three layers of the skin, including keratinocytes, fibroblasts, melanocytes and endothelial cells, are capable of producing nitric oxide at different rates, and these cells play an important part in organizing the skin’s unique ability to repair itself and maintain barrier function. Our ability to tune its release profile allows us to deploy nitric oxide into its wide range of pharmacological effects when host systems fail or are overwhelmed by invading microorganisms.

We believe that our nitric oxide platform is well suited to disrupt the large and growing dermatology market, reported to be $28 billion in the United States in 2014, according to IMS. Despite the size of this market, innovation in medical dermatology has been largely stagnant for decades. For example, the widespread use of antibiotics and retinoids to treat acne vulgaris has been unchanged for over 30 years and, in our view, has failed to balance efficacy, tolerability and growing concerns over antibiotic resistance in a single product. As a result, we believe our nitric oxide platform is ideally suited to address the limitations of the current treatment landscape and therefore positions us to redefine the standard of care in dermatology.

The two key components of our nitric oxide platform are described below in further detail.

(1) Our Nitricil Technology

Our innovative Nitricil technology allows for the chemical storage of large amounts of nitric oxide in solid form by loading it on a polysiloxane macromolecule. The macromolecule is a polymer comprised of two monomers, one that forms the scaffold and the other that stores nitric oxide by converting amines to diazeniumdiolate nitric oxide donors. The resulting salts of nitric oxide in solid form are stable under ambient conditions, but can liberate nitric oxide in aqueous physiological environments. Upon application to the body, Nitricil compounds release the gaseous nitric oxide with release rates further controlled by local pH. Details on the synthesis and characterization of Nitricil have been published in peer reviewed journals by Novan co-founder, Dr. Mark Schoenfisch.

Our ability to select from eight unique nitric oxide loaded monomers and two discrete scaffold monomers, to alter the polymerization ratio between the two monomers, and to vary the counterion has led to our current library of over 200 different Nitricil compositions, each of which possesses a unique nitric oxide release profile. We use our Nitricil technology to generate new NCEs tailored to address the pharmacological needs of specific skin diseases.

The macromolecular delivery vehicles created by our Nitricil technology are designed to address the limitations associated with the delivery of nitric oxide. The key advantages of our Nitricil technology include:

•

Tunability—We employ a synthetic approach that allows us the ability to engineer NCEs, each with unique nitric oxide release properties, through the alteration of the macromolecule size, hydrophobicity, buffer capacity and the targeted local chemical environment.

•	Favorable stability profile—The ability to keep nitric oxide covalently bound as a salt on the macromolecule enables drug stability and therefore prolonged storage until administration to the patient.

•

High storage capacity—Our proprietary selection of monomeric starting materials allows us to avoid dependence on external polymer chemistry that is not rationally designed to load nitric oxide. This customized approach for the assembly of Nitricil macromolecules enables us to store a large percentage of nitric oxide by weight, and at the storage level we believe is necessary to deliver therapeutic quantities of nitric oxide.

•

Ability to be targeted—The macromolecular scaffold overcomes the challenges of site-specific delivery through control over particle size, electrostatic potential and surface functionality, all tailored to bind to a specific tissue target. For example, we have the ability to build our macromolecular scaffold to a desired size, ranging from small nanometer sized particles up to micron sized particles required to localize the delivery to the skin and prevent systemic exposure.

•	Attractive safety profile—We use an inert and biocompatible macromolecular scaffold that does not interact adversely with the body following the release of nitric oxide.

Figure 2 below illustrates our chemical flexibility to combine NO-loaded monomers with scaffold monomers to create NCEs with diverse nitric oxide release properties:

Figure 2:

NVN1000 rapidly releases the large concentrations of nitric oxide needed to replicate the burst created by immune cells. NVN1000-based product candidates are aimed at deploying the antibacterial, antiviral and antifungal activity of nitric oxide and are currently in development for the treatment of acne vulgaris (SB204), HPV-associated genital warts (SB206) and onychomycosis (SB208). NVN4000, on the opposite end of the spectrum, is a slow-releasing NCE which may have applications for indications where a more sustained concentration of nitric oxide is required.

(2) Our Formulation Science

The topical formulations of dermatology products have a significant impact on product performance and synthesizing a stable NCE is only half of the process required to unlock drugable nitric oxide. The nitric oxide must remain stable when compounded into the final product, and classical approaches in formulation science may be incompatible with our Nitricil compounds. Our Nitricil-based NCEs are very sensitive to small changes in formulation. As a result, we select a customized set of ingredients based on their known safety profile, chemical compatibility, lack of irritation potential and the desired cosmetic properties, while allowing for the controlled release of nitric oxide when administered to the patient. This fine tuning of nitric oxide release rate using a proprietary combination of inactive ingredients creates a unique nitric oxide release profile for each indication of interest. In our discussions with the FDA, the agency has indicated its understanding of the importance of release rate on pharmacology and as a critical quality attribute of our potential products.

Historically, the prescribing behavior of dermatologists has been significantly influenced by formulation type. Cosmetically elegant formulations are desired in acne vulgaris care to maintain patient compliance while ointment formulations are known to drive penetration of the active ingredients deeper into the plaques of psoriasis. Hard-to-treat locations of the body, such as the top of the head, are more accessible with sprays and foams. Creams provide both moisturizing and barrier-repair components useful for cracked, drying or irritated skin like that found with atopic dermatitis. Therefore, we plan to utilize dermatologist and patient preferences for certain topical formulations to create differentiated nitric oxide therapies. In addition to tailoring the product formulation, we are able to adjust the dose to target specific diseases and plan to package our product candidates in indication-specific containers.

As shown in Figure 3 below, our Nitricil technology and formulation science are used in combination to effectively transform a useful, naturally occurring molecule into a therapeutic pipeline of product candidates.

Figure 3:

Our Nitric Oxide Platform

Our goal with each product candidate is to balance the need for safe, effective and convenient delivery of nitric oxide with physician and patient preferences for formulation aesthetics. Furthermore, we believe our nitric oxide platform allows us to leverage our knowledge of the analytical methodologies, process development, scale-up manufacturing and tracking of nitric oxide metabolites in vivo, and a safety profile that translates across multiple Nitricil based NCEs to reduce future development expenses and timelines across our entire product candidate pipeline.

Our Strategy

Our strategy is to develop and commercialize novel nitric oxide-based therapies that redefine the standard of care in dermatology. We are focused on creating topical, dermatological therapies in indications with underserved patient populations and well-defined clinical and regulatory development pathways. In order to pursue our strategy, we plan to:

•

Complete development of our late-stage product candidate, SB204 and submit for regulatory approval in the United States.    In the first quarter of 2016, we initiated two identically designed Phase 3 pivotal clinical trials for our lead product candidate, SB204 to treat acne vulgaris, and we expect to report top-line results in the first quarter of 2017. These trials are designed to further evaluate the safety and efficacy of SB204 in 2,600 patients with acne vulgaris. Assuming successful completion of our Phase 3 pivotal clinical trials and our long-term safety study, we will target submitting our NDA to the FDA for SB204 by the end of 2017.

•

Achieve proof-of-concept for our other product candidates and advance them into late-stage development.    We are expanding our platform through the initiation of Phase 2 proof-of-concept trials to evaluate the therapeutic potential of nitric oxide as an anti-viral and anti-fungal agent. In 2015, we commenced a Phase 2 clinical trial with SB206 to evaluate tolerability, safety and efficacy in patients with external genital and perianal warts, and we expect top-line results in the second half of 2016. Depending on the results of our Phase 2 trial, we will evaluate moving forward with an end-of-Phase 2 meeting with the FDA and potential initiation of our Phase 3 development for the anti-viral gel in the second half of 2017. As part of our ongoing efforts targeting microbial skin infections, we initiated our Phase 2 clinical program with SB208 in the July 2016. The Phase 2 program will include the ongoing clinical trial designed to assess tolerability, safety and anti-fungal activity of SB208 in patients with Athlete’s Foot infected with dermatophytes such as T. rubrum and a second dose-ranging clinical trial of SB208 in patients with onychomycosis, a T. rubrum infection of the nails. We also have a dermatological inflammatory disease program, within which we are currently conducting preclinical studies in both psoriasis and atopic dermatitis. We plan to commence toxicology studies to support for both of these indications in the second half of 2016, and we expect to initiate clinical development under a new IND in our anti-inflammatory program in the second half of 2017.

•

Expand our existing pipeline by efficiently developing topical nitric oxide-based product candidates for new dermatological indications.    We believe that the breadth of our nitric oxide platform will enable us, independently or with strategic collaborators, to develop and commercialize future nitric oxide-based product candidates for the treatment of several additional anti-microbial and anti-inflammatory dermatological indications beyond our current focus. Also, we believe that our technology may be further applied to the field of medical aesthetics. Finally, we believe that our focus on topical dermatological applications for nitric oxide enables efficiently developed product candidates that potentially have lower development costs, reduced risk of side effects and a faster time to market than systemically administered therapies.

•

Establish our own sales and marketing organization to commercialize our products in the United States.    Our intent is to build a dermatology-focused sales organization, with approximately 75 representatives in the field to sell our product candidates that receive regulatory approval in the United States. Our sales force will initially target high-volume prescribing dermatologists and other healthcare providers. Our commercialization strategy will also leverage our NCEs with new mechanisms of action to enhance reimbursement potential and facilitate broad patient access. We have begun to execute on this strategy by hiring key executives with a strong track record in commercializing dermatology products. Additionally, we continue to evaluate strategic partnerships to commercialize our dermatology products in select international markets.

Our Product Candidates

We have conducted and plan to conduct the clinical development of our product candidates under one or more INDs filed with the FDA. We are the sponsor of a single IND that became effective in September 2012, which covers the NVN1000 NCE and under which we are conducting clinical studies on our product candidates SB204 and SB206 in the United States. Our SB208 product candidate is currently in a clinical study outside of the United States. We believe any future clinical investigations in the United States for SB208 could be conducted under the same IND. Assuming successful completion of our planned toxicology studies for SB414, we expect to submit an IND covering the slower releasing cream product candidate and initiate clinical development of SB414 in the second half of 2017. The status of our development programs is summarized in Table 1.

Table 1:

SB204 for the Treatment of Acne Vulgaris

We are developing SB204 as a once-daily, fast-acting, topical first-line monotherapy for the treatment of acne vulgaris. SB204 contains the NVN1000 active pharmaceutical ingredient. We commenced two identically designed Phase 3 pivotal clinical trials of SB204 for the treatment of acne vulgaris in the first quarter of 2016. We believe that acne vulgaris, in addition to being the most common skin disease in the United States, continues to be characterized by unmet medical needs, given the tradeoff between efficacy and safety and the growing concern with anti-bacterial resistance with existing therapies. To date, SB204 has been well-tolerated and has shown evidence of efficacy in both inflammatory and non-inflammatory lesion types.

We have completed two Phase 2 clinical trials in patients with acne vulgaris, in each of which we observed statistically significant reductions in both inflammatory and non-inflammatory lesion counts after 12 weeks of treatment with SB204. In our 630-patient SB204 clinical development program, topical application of SB204 was well-tolerated with no significant safety concerns identified. In a maximal-use pharmacokinetic study that we conducted in adult patients with acne vulgaris, we observed no detectable systemic exposure from SB204 following its topical application.

The protocol for our two Phase 3 pivotal clinical trials is based on feedback from our end-of-Phase 2 meeting with the FDA in September 2015. Assuming successful completion of our Phase 3 pivotal clinical trials and our long-term safety study, we will target submission of our NDA to the FDA for SB204 by the end of 2017.

Acne Vulgaris Disease Overview

Acne vulgaris is the most common skin disease in the United States. According to The American Academy of Dermatology, approximately 40 to 50 million Americans have acne vulgaris. The disease ranges in severity from mild to severe cystic acne vulgaris and causes both physical and psychological effects, including permanent scarring, anxiety, depression and poor self-esteem. Even in cases of mild acne vulgaris, the social stigma associated with the disease frequently results in significant emotional distress and other psychological issues. Due to the frequency of recurrence or relapse and necessary treatment over a prolonged number of years, the American Academy of Dermatologists considers acne vulgaris to be a chronic inflammatory disease.

Acne vulgaris is caused by genetic and environmental factors and results from the complex interplay of four major pathogenic factors:

•	overproduction of oils, or sebum, by the sebaceous gland;

•	abnormal keratinization in the follicle, narrowing the pores;

•	colonization by the anaerobic, lipophilic bacterium Propionibacterium acnes, or P. acnes; and

•	release of pro-inflammatory mediators into the skin.

There are two types of acne lesions, inflammatory and non-inflammatory. The effective treatment of acne vulgaris often requires resolution of both types of lesions. Acne lesions begin when excess sebum production, a pro-inflammatory cascade, or both, result in abnormal proliferation of the cells of the epidermis to clog a follicle, forming a microscopic lesion known as a microcomedo. Non-inflammatory lesions occur when a microcomedo progresses to an open or closed comedone, commonly referred to as a “blackhead” or “whitehead,” respectively.

Inflammatory lesions occur when P. acnes proliferates in the anaerobic, lipid-rich environment of the microcomedo. P. acnes is central to the disease pathology because its endotoxins stimulate pro-inflammatory mediators like toll-like receptors and other inflammatory pathways. These inflammatory lesions are red and painful, and are manifested as papules, pustules or cysts.

Current Treatment Landscape

For more than 30 years, the prescription treatment landscape for acne vulgaris has been predominately served by topical retinoids for the treatment of the non-inflammatory component of the disease and antibiotics for the treatment of the inflammatory component of the disease. Table 2 below describes the prescription treatment landscape for acne adapted from a recent review in Expert Opinion of Emerging Drugs in 2015.

Table 2:

Topical retinoids, such as tretinoin, adapalene and tazarotene, target the abnormal proliferation of cells to stop the narrowing of the follicle and also inhibit the pro-inflammatory cascade that initiates lesion formation. Retinoids often show efficacy over prolonged treatment durations, but can lead to undesirable dryness, irritation and scaling.

Antibiotics, topical and systemic, have long been the mainstay of dermatologists to manage the inflammatory lesion component of the disease due to the link between P. acnes and inflammation. However, the widespread use and extended treatment periods of antibiotics for over 30 years has led to the emergence of the antibiotic resistance of P. acnes and, in turn, the virtual discontinuation of some drugs such as erythromycin from clinical use. Recent attention from the U.S. Centers for Disease Control and Prevention, or CDC, and the World Health Organization, or WHO, on the use of antibiotics and microbial resistance highlights the increasing need to curtail the overuse of antibiotics. According to a 2014 article in Dermatology Times, dermatologists represent 1% or less of the U.S. physician population but prescribe almost 5% of the antibiotic prescriptions. Despite the onset of antibiotic resistance, the topical antibiotic clindamycin and clindamycin combination products continue to be prescribed to manage the inflammatory component of the disease. As shown in Table 3 below, according to IMS, approximately seven million units of products containing clindamycin, monotherapies and combination products combined, were dispensed in the United States in 2015.

As disease severity increases, oral antibiotics are employed to supplement topical antibiotics in the management of inflammatory lesions, but often demonstrate limited efficacy against the non-inflammatory lesion component of the disease, which continues to be managed with topical retinoids. For example, Solodyn, a branded oral minocycline, achieved sales of over $700 million in 2011, according to IMS, notwithstanding its narrowly defined indication for inflammatory lesions of moderate to severe acne vulgaris. In addition, the prescribing information for Solodyn specifically states that it did not demonstrate any effect on non-inflammatory acne vulgaris lesions. Oral antibiotics are also associated with systemic side effects, including gastrointestinal tract irritation, photosensitivity of skin, headache, dizziness, anemia, bone and joint pain, and nausea.

The most effective therapies for acne vulgaris are those that can address more than one of the major causes of acne vulgaris pathogenesis. This has led to the development of fixed-dose combination products that combine antibiotics, retinoids or the over-the-counter agent benzoyl peroxide, or BPO, to create new branded medicines. Approved topical combination products have demonstrated modest improvements in clinical efficacy over monotherapies but also combine the tolerability issues and side effects associated with each active ingredient in the combination drug. These combination products highlight the limited innovation in acne care products over the last 30 years. Product manufacturers have successfully negotiated with managed care providers to ensure patient access to these branded products in a heavily genericized market, despite these products constituting the combination of two generically available agents. For example, Epiduo, the branded topical combination of benzoyl peroxide and adapalene, had U.S. sales volume of over one million units in 2015, amounting to $470 million in sales, according to IMS.

The oral retinoid isotretinoin, also known as Accutane, is the only drug claiming to affect all four pathogenic factors associated with acne vulgaris. However, the strong efficacy profile of isotretinoin is compromised by its severe side effect profile, given that the drug is a known teratogen that can cause birth defects and has also been linked to depression, psychosis and, in extreme circumstances, suicide. Therefore, its use has been reserved for the most severe form of the disease, and in 2009, the manufacturer of Accutane withdrew the branded product from the market.

As a result of the limited ability of single agent antibiotics and retinoids to act significantly on both the non-inflammatory and inflammatory components of acne vulgaris, physicians have adopted a poly-pharmacy approach to treatment by prescribing several treatment modalities for the management of the disease.

Table 3 below highlights the limitations with various once-daily treatment approaches and illustrates the tradeoff dermatologists and patients make when electing a course of prescription therapy, and, with the addition of prescription data, highlights the size of the United States prescription acne market in 2015 at approximately 24 million units of products dispensed for the treatment of acne, according to IMS.

Table 3:

1 IMS, 2015

Our Nitric Oxide-Based Solution for the Treatment of Acne Vulgaris

We believe that SB204 has the potential to address the limitations of the current treatment landscape by potentially offering an efficacious topical monotherapy for both lesion types with a favorable safety profile. In our preclinical studies, nitric oxide was effective in rapidly killing P. acnes. Moreover, after many lifecycles exposed to our drug, the bacteria did not develop resistance to our drug. The antimicrobial activity of nitric oxide is due to the multiple nitrosative species generated upon exposure to nitric oxide that lead to bacterial damage.

Nitric oxide is also an endogenous component of the innate immune response. According to a 2015 report in the Journal of Investigative Dermatology, nitric oxide inhibits P. acnes-stimulated inflammatory cytokine release in peripheral blood mononuclear cells and cultured human keratinocyte cells through inhibition of caspase-1. Caspase-1 is known to activate pro-inflammatory cytokines, including IL-1ß, a cytokine known to induce keratinocyte proliferation and lead to the narrowing of the follicle at the beginning of an acne vulgaris lesion.

We believe that SB204 is a first-in-class immunomodulatory agent and has the following potential advantages over other topical therapies currently used for the treatment of acne vulgaris:

•	activity against both lesion types from a single NCE with dual mechanisms of action;

•	a superior safety profile due to the lack of systemic exposure;

•	favorable skin tolerability profile;

•	elimination of patient, parental and societal concerns arising from antibiotic resistance;

•	improved patient compliance due to the non-bleaching, non-staining and non-irritating properties of the formulation;

•	first-in-class NCE with no generically equivalent substitutes;

•	a more rapid onset of action due to the ability to target more than one mechanism of the disease; and

•	a convenient, once-daily dosing schedule with no limitations on sunlight exposure.

We believe that SB204 has the potential to redefine the standard of care in acne vulgaris, and if approved will be the first NCE specifically developed for the treatment of acne vulgaris in more than 20 years.

SB204 Clinical Development Program

To date, the SB204 clinical development program includes one completed first-in-human trial, six completed Phase 1 clinical trials and two completed Phase 2 clinical trials involving patients suffering from acne vulgaris. In both Phase 2 clinical trials, we observed reduction in lesion counts as early as week four and sustained through 12 weeks of treatment, with separation from vehicle comparable to that observed for currently available combination products. Vehicle control in our clinical trials consists of the same topical gel formulation used in our product candidate without the active ingredient.

As shown in Figure 4 below, the combined results of our Phase 2a and Phase 2b clinical trials showed a dose-dependent response against inflammatory lesions. These data were important in selecting SB204 4% once-daily as the minimum effective dose among those doses studied. The net percent reduction over vehicle on inflammatory lesions plateaued at 40 milligrams of NVN1000 per day, approximately a 22% greater reduction than was observed for vehicle-treated patients and nearly double the reduction observed with 20 milligrams per day. No additional reduction was observed at 80 milligrams per day in either Phase 2 study. Elevated doses beyond those evaluated in the Phase 2 trials, including 160 milligrams of NVN1000 per day or SB204 8% BID, were not evaluated for efficacy in order to preserve the favorable tolerability profile of SB204.

Figure 4:

a	NI-AC201 Phase 2a study for the treatment of acne vulgaris, 153 patients

b NI-AC202 Phase 2b study for the treatment of acne vulgaris, 213 patients

The topical application of SB204 in over 400 individuals with acne vulgaris has been well-tolerated, with no safety concerns identified. In a completed maximal-use pharmacokinetic study, we observed no detectable systemic exposure to the drug itself and no difference in biomarkers for nitric oxide exposure between patients treated twice-daily with an 8% concentration of SB204, or SB204 8%, or vehicle. The analysis of electrocardiograph data on patients treated with the therapeutic dose SB204, 4%, or with three times the therapeutic dose of SB204, 12%, showed no clinically significant effects on heart rate or any other cardiovascular assessments. The adverse events, or AE, profile has been similar in SB204- and vehicle-treated patients for the entire development program and no treatment-related serious AEs have been reported. Asymptomatic, transient erythema has been observed in some patients treated with SB204, but was resolved within minutes following its application. To date, we have not observed any clinically significant changes in laboratory results, including methemoglobin.

Phase 3 Clinical Program

Based on the results from our development program to date, we initiated two identically designed Phase 3 pivotal clinical trials in the first quarter of 2016 with SB204 4% once-daily. We have completed an end-of-Phase 2 meeting with the FDA and submitted the protocols for the Phase 3 program under a special protocol assessment, or SPA, for review by the FDA. We have reached agreement with the FDA on the primary endpoints for our Phase 3 clinical trials, but do not intend to pursue a full formal SPA agreement with the FDA. We have also completed the non-clinical studies and chemistry, manufacturing and controls, or CMC, activities required to support initiation of the following clinical trials:

•

NI-AC301 and NI-AC302: two multi-center, randomized, double-blind vehicle-controlled Phase 3 clinical trials assessing the safety and efficacy of SB204 4% dosed once-daily in patients with acne vulgaris over 12 weeks. Each of these trials will consist of approximately 1,300 patients.

•

NI-AC303: a long-term multi-center, open-label safety trial assessing the safety of treatment with a SB204 4% once-daily for up to 40 weeks, in eligible patients who have completed 12 weeks of treatment in the NI-AC301 or NI-AC302 trials.

Trials NI-AC301 and NI-AC302 are being conducted in patients above the age of nine suffering from acne vulgaris. Patients who satisfy the inclusion criteria will be randomized in a ratio of 1:1 to a treatment with SB204 4% once-daily or vehicle. Investigational drug will be delivered from a dual chamber pump dispenser consistent with both of our Phase 2 clinical trials. The pump dispenses product from two chambers, containing active gel in one chamber and a buffered hydrogel in the other, or the corresponding vehicle gel in one chamber and a buffered hydrogel in the other, which will be mixed together in the palm for approximately five seconds by the patient and applied to the entire face once-daily after washing. We intend to use this dispensing method in our commercial product, if approved. Cutaneous tolerability assessments include evaluation of facial erythema, scaling, dryness, itching and burning or stinging. Other safety assessments include reportable adverse events, physical exams, blood pressure, pulse rate and urine pregnancy tests. Patients will return for post-baseline evaluation after weeks two, four, eight and 12 or prior to an early termination, or ET.

The co-primary efficacy endpoints in our Phase 3 clinical trials are:

•	the absolute change in inflammatory lesion counts from baseline to week 12 or ET;

•	the absolute change in non-inflammatory lesion counts from baseline to week 12 or ET; and

•

the proportion of success according to the dichotomized investigator global assessment, or IGA. A patient will be considered a success if the IGA at week 12/ET is either “clear”, with a score of 0, or “almost clear”, with a score of 1, and is at least two grades below the baseline score.

The IGA is a widely used method of measuring the severity of acne vulgaris that involves a subjective assessment of lesion severity by the investigator on a five-point scale ranging from 0, or “clear”, to 4, or “severe”. In a dichotomized assessment, each patient is characterized either as a success or as a failure.

The secondary efficacy endpoints are:

•	the percent change in inflammatory lesion count from baseline to week 12 or ET;

•	the percent change in non-inflammatory lesion count from baseline to week 12 or ET;

•	the median time to improvement as assessed by a 35% reduction from baseline in inflammatory lesion counts; and

•	the median time to a minimum two-grade improvement in IGA score.

We expect to report top-line results from the two Phase 3 trials in the first quarter of 2017 and from NI-AC303, the long-term safety study, in the second half of 2017.

Additional planned clinical work, which is consistent with other dermatology product development programs, in support of a future NDA submission for SB204 includes:

•	a pediatric pharmacokinetic study in adolescents ages 9 to 17 suffering from acne vulgaris, which we plan to initiate in 2016 and complete prior to an NDA submission; and

•	Phase 1 clinical trial dermal safety studies required to screen all dermatological drugs in healthy volunteers, which we plan to complete prior to an NDA submission.

NI-AC202: A Phase 2, Multi-Center, Randomized, Evaluator-Blinded, Vehicle-Controlled Clinical Trial Comparing the Efficacy, Tolerability, and Safety of SB204 and Vehicle Once or Twice-Daily in the Treatment of Acne Vulgaris

In a Phase 2 multi-center, double-blind, clinical trial, 213 patients between the ages of 12 and 40 with moderate to severe acne vulgaris were enrolled and treated over 12 weeks with SB204 2% twice-daily, or BID, SB204 4% twice-daily, SB204 4% once-daily, or vehicle once or twice-daily. The patients enrolled in the study were randomized in a 2:2:2:1:1 ratio, yielding approximately 50 patients per SB204 dose group. More than 92% of the patients in each SB204 dose group completed the study, and approximately 79% of the patients in the vehicle group completed the study. The clinical trial was conducted across 20 sites throughout the United States. The primary endpoints were absolute change in the number of each of inflammatory and non-inflammatory lesions and the proportion of success at the end of treatment, according to the IGA score, with success being defined as achieving IGA score of 0 or 1, and an improvement of at least two grades in the IGA score from baseline.

Our three goals for this Phase 2 clinical trial were to 1) evaluate the efficacy of once versus twice-daily dosing regimens to establish the dosing frequency for Phase 3 trials; 2) conduct a time-to-event analysis to strengthen the statistical analysis on the fast-acting nature of the efficacy observed in a previous Phase 2 trial; and 3) obtain an estimate of effect size on IGA score to inform the power calculation for the Phase 3 pivotal trials.

All statistical analyses and data shown for our SB204 program are on the intent-to-treat, or ITT, population. Randomized clinical trials analyzed by the ITT approach provide unbiased comparisons among the treatment groups. In an ITT population, none of the patients are excluded and the patients are analyzed according to the randomization scheme. In other words, for the purposes of ITT analysis, everyone who is randomized in the trial is considered to be part of the trial regardless of whether he or she is dosed at all or completes the trial per protocol for the recommended duration of treatment. Discontinuations were treated statistically with the last observation carry forward methodology for each of the SB204 Phase 2 program data sets shown below. P-value is a conventional statistical method for measuring the statistical significance of clinical results. A p-value of less than 0.050 is generally considered to represent statistical significance, meaning that there is a less than five percent likelihood that the observed results occurred by chance. Unless otherwise specified, the p-values shown herein represent a comparison of each active group to the pooled vehicle treatment groups, once-daily and twice-daily combined together for analysis.

At baseline across all treatment groups, the mean inflammatory lesion count was 27, the mean non-inflammatory lesion count was 38, and the majority of patients had an IGA score of “moderate”, or 3.

The absolute change from baseline in the number of non-inflammatory lesions was -14.1, or 37%, for SB204 4% once-daily and -7.6, or 17%, for pooled vehicle, with a p-value of 0.032. As shown in Figure 5 below, the absolute change from baseline in the number of inflammatory lesions was -11.3, or 42%, for SB204 4% once-daily and -5.8, or 19%, for pooled vehicle, with a p-value of 0.004. The SB204 4% once-daily treatment group was the only treatment arm that showed a statistically significant separation from vehicle on both lesion types.

Figure 5:

Non-inflammatory Lesions	Inflammatory Lesions

Percent reduction in lesion counts from baseline at week 12 was statistically significantly different compared to vehicle for both non-inflammatory and inflammatory lesions for all SB204 dose groups. Percent change from baseline at week 12 in the number of non-inflammatory lesions was 34% for SB204 2% twice-daily, 37% for SB204 4% once-daily, 33% for SB204 4% twice-daily and 17% for pooled vehicle, with a p-value for each dose group of 0.05 or less. Percent change from baseline at week 12 in the number of inflammatory lesions was 42% for SB204 2% twice-daily, 42% for SB204 4% once-daily, 42% for SB204 4% twice-daily and 19% for pooled vehicle, with a p-value for each dose group of 0.05 or less.

The percent change in lesion counts over time from baseline to week 12 is shown below in Figure 6, illustrating the similarity of each treatment group and the separation from vehicle on both lesion types following treatment with any of the tested doses of SB204.

Figure 6:

Non-inflammatory Lesions	Inflammatory Lesions

The dichotomized IGA success rate, defined as achieving an IGA score of 0 or 1 and at least a two-grade improvement in the IGA score, was 7.4% for the vehicle once-daily and 6.9% for the vehicle twice-daily resulting in combined 7.1% for the pooled vehicle arm, compared to 15.1% for the SB204 2% twice-daily arm, 11.5% for the SB204 4% once-daily arm, and 13.7% for the SB204 4% twice-daily arm, as shown in Figure 7 below. The number of IGA successes varied between six and eight patients for each of the SB204 dose groups.

Figure 7:

Given the similarity in inflammatory lesion reduction observed for all SB204 treated groups and the known correlation between inflammatory lesion reduction and IGA success, we pooled each of the active treatment groups to get a better estimate of the standard deviation for the future Phase 3 clinical trials endpoint. We used a 7.1% success rate for vehicle-treated patients and a 13.5% pooled success rate for SB204 treated patients to estimate the sample size required to power the Phase 3 pivotal clinical trials with a 95% confidence interval. The 650 patients per arm in each of the 2 pivotal trials is also sufficient to power the other co-primary endpoints. Additionally, sensitivity analyses were performed to assess the appropriateness of the Phase 3 sample size using the multiple imputation statistical analysis planned for the Phase 3 pivotal trials as well as with the per-protocol population reduction in both lesion types that excludes patients that discontinued during treatment.

We believe that our dose selection of SB204 4% once-daily for our Phase 3 clinical trials is further supported by our secondary efficacy analyses which included a Kaplan-Meier analysis for median time to improvement as assessed by the reduction from baseline in inflammatory lesion counts. With an efficacy threshold of a 35% reduction in the number of inflammatory lesions, we observed a time-to-median reduction of 4.1 weeks with the SB204 4% once-daily treatment compared to 11.6 weeks for vehicle, with a p-value of 0.014. As shown in Figure 8 below, the SB204 4% once-daily treatment was the fastest acting of all treatment groups at this efficacy threshold, and consistently demonstrated the highest percentage of successes by week 2 across all efficacy thresholds tested (data not shown).

Figure 8:

We also assessed cutaneous tolerability by recording the erythema, scaling, dryness, itching and burning or stinging on a four-point scale from 0 to 3 at baseline and at each visit. These measurements are either measured by the physician or reported by the patient. Overall, the active and vehicle treatments were well tolerated. The cutaneous tolerability data for SB204 4% administered once-daily is shown in comparison to vehicle-treated patients in Table 4 below. The table reflects the percentage of patients in each category. Acne patients are often experiencing many of these local intolerabilities at baseline, before ever initiating treatment with study drug. As shown below, none of the scores at the end of treatment were markedly elevated compared to baseline incidence for the SB204 or vehicle treatment groups, illustrating the favorable tolerability profile of SB204. More than 95% of patients had scores of “mild” or “no” intolerability for each of the scoring criteria at Week 12.

Table 4:

[1]	Physician observations
[2]	Patient reported

The aggregate scores of 1, for “mild”, 2, for “moderate”, or 3, for “severe,” on dryness, itching or burning/stinging at most time points throughout the conduct of the study were observed as being a few percentage points higher in patients treated with SB204 4% twice-daily than patients treated once-daily with the same dose, further supporting our selection of the 4% once-daily regimen for the Phase 3 program. The sum of the maximum severities observed at any time point during treatment is shown below in Figure 9 for each SB204 treatment group and the pooled vehicle group both before and during treatment. The maximum incidence of a patient showing any mild, moderate or severe score at any of the assessment time points during treatment with SB204 4% once-daily for each of the tolerability categories was 39.2% erythema, 19.2% scaling, 21.2% dryness, 11.8% itching and 19.2% burning/stinging. For comparison, topical retinoid products have maximum severities of approximately 40% for erythema, 45-60% for scaling and burning/stinging and 60% for dryness (information for itching not publicly available).

Figure 9:

NI-AC201: A Multi-Center, Randomized, Evaluator-Blinded, Vehicle-Controlled, Parallel Group, 3-arm Study Comparing the Efficacy, Tolerability, and Safety of Two Concentrations of SB204 and Vehicle Twice-Daily in the Treatment of Acne Vulgaris

We conducted a Phase 2 clinical trial to evaluate safety, tolerability and efficacy of twice-daily administration of SB204 1%, SB204 4% and vehicle. A total of 153 male and female patients between the ages of 12 and 40 with mild, moderate or severe acne vulgaris, as measured on the IGA scale, were enrolled in the study and treated twice-daily over a period of 12 weeks. The study was conducted across four sites throughout Latin America. The primary endpoint was the absolute change in the number of non-inflammatory lesions at the end of treatment. Secondary endpoints included the absolute change in the number of inflammatory lesions at the end of treatment.

At baseline, the mean inflammatory lesion count was 29, the mean non-inflammatory lesion count was 50, and the majority of patients had an IGA score of 3, or moderate. As shown in Figure 10 below, the absolute change from baseline in the number of non-inflammatory lesion counts was -0.3 for vehicle, -12.1 for SB204 1% twice-daily, with a p-value of 0.022, and -11.0 for SB204 4% twice-daily, with a p-value of 0.031. The absolute change from baseline in the number of inflammatory lesion counts was -9.3 for vehicle, -13.7 for SB204 1% twice-daily, which was not statistically significant, and -15.5 for SB204 4% twice-daily, with a p-value of 0.018. In a post-hoc analysis, SB204 4% twice-daily produced statistically significant reductions in both lesion types as early as week 4.

Figure 10:

Non-inflammatory Lesions	Inflammatory Lesions

The percent reduction in non-inflammatory and inflammatory lesion counts over time for both SB204 dose groups as compared to vehicle is shown below in Figure 11.

Figure 11:

Non-Inflammatory Lesion Counts	Inflammatory Lesion Counts

There were no statistically significant differences in the dichotomized IGA ‘success’ rate, defined as achieving an IGA score of 0 or 1 and a minimum two-grade improvement in the IGA score between baseline and Week 12 between the vehicle and SB204 1% or SB204 4% treatment groups. In the SB204 treatment groups, there was a decrease from baseline in the number of patients with “moderate” or “severe” IGA scores. At the end of treatment, 58% of the 4% SB204 twice-daily treatment group experienced “moderate” or “severe” IGA scores compared to 92% at baseline.

Overall, the active and vehicle treatments were well-tolerated. We observed no serious AEs. The rates of AEs, changes in vital signs and methemoglobin levels were observed to be similar in each of the SB204-treated groups and vehicle-treated group. Two patients were reported to have contact dermatitis, one of whom was treated with vehicle and the other of whom was treated with SB204 4% twice-daily, while another patient was reported to have contact urticaria and treated with SB204 4% twice-daily.

NI-AC104: A Thorough ECG Clinical Trial in Subjects with Acne Vulgaris Treated With SB204

All NCEs submitted to the FDA for approval are required to conduct a cardiovascular safety study to measure the effect of the drug on the QT interval, a measure of the time between the start of the Q wave and the end of the T wave in the heart’s electrical cycle. In further support of our SB204 program, we executed a four-period cross-over trial in the fourth quarter of 2015 to examine the effect of SB204 on the QT interval in 48 adult patients with acne vulgaris. Patients were randomized and each received topical treatment to approximately 17% of their body surface area. The four treatment arms were: SB204 4% once-daily; SB204 12% once-daily; vehicle; and moxifloxacin. Moxifloxacin, which is known to promote the lengthening of the QT interval, was included as an active control arm. Electrocardiograph, or ECG, recordings and blood samples to assess pharmacokinetics were obtained at multiple time points after each treatment. The primary endpoint was to define the ECG effect of SB204 at therapeutic and supratherapeutic dose concentrations as measured by the difference between the time-matched baseline-adjusted QTcF interval for the groups receiving SB204 and vehicle. The secondary endpoint was a categorical analysis of the QTc interval to determine number and percentage of time points and patients by dose group with absolute QT/QTc greater than 450, 480 and 500 ms.

The results showed no systemic absorption of SB204 and no tolerability or safety concerns. The analysis of ECG data on patients treated with either the proposed therapeutic dose or three times the therapeutic dose of SB204 showed no clinically significant effects on heart rate, QT interval or any other cardiovascular assessments. We submitted the results from this trial to the FDA prior to the start of the Phase 3 pivotal clinical trials in the first quarter of 2016.

NI-AC101: A Phase 1, Single-center, Double-Blind, Randomized, Cross-over Pharmacokinetic, Safety and Tolerability Trial of SB204 8%, or Vehicle

We conducted a maximal-use pharmacokinetic trial in 18 patients with acne vulgaris and observed no detectable exposure to the NVN1000 NCE and no difference in plasma levels of nitrate in patients treated with SB204 8% or vehicle. The total daily dose selected for evaluation of pharmocokinetics in this trial was four times higher than SB204 4% once-daily, the dose we have selected for the Phase 3 pivotal clinical trials and commercial use for the treatment of acne vulgaris, if approved. The formulation used in NI-AC101 is the same formulation being used in the Phase 3 clinical trials.

In this trial, the 18 patients with moderate to severe acne vulgaris were randomized, and in the first treatment period administered either SB204 8% or vehicle, applied topically, twice-daily to the maximal-use surface area, consisting of 17% of their body surface area, including on the face, chest, back and upper shoulders. Patients received a low nitrate diet during the five-day treatment period. After a nine-day washout period, dosing was re-initiated with the opposite regimen (active or vehicle) for a second treatment period. Serial plasma samples were obtained at day one and day five for each patient for both treatment periods. The primary endpoint was the pharmacokinetic assessment of nitrate and silicon in the plasma of patients treated with SB204. Secondary endpoints included safety assessments based on physical exams, electrocardiogram tests, serum chemistry, hematology, urinalysis and an assessment of cutaneous tolerability. Eighteen patients completed the first treatment period, but one patient did not return for the second treatment period due to family emergency. Seventeen patients entered the second treatment period, but one patient discontinued due to contact dermatitis on the fifth day of treatment with SB204 8%.

Upon topical application of SB204, the NVN1000 NCE releases nitric oxide from the polysiloxane macromolecule. The assessment of systemic exposure was determined by evaluating the primary pharmacokinetic profiles of metabolites from both the NVN1000 NCE and nitric oxide.

NVN1000 exposure was assessed by measuring plasma concentrations of hMAP3, a product from the hydrolysis of NVN1000. The results showed no measurable systemic exposure to NVN1000 and all plasma hMAP3 values were below the lower limit of quantitation. Nitric oxide exposure was assessed separately by measuring plasma nitrate concentrations. Nitrate forms following the rapid oxidation of nitric oxide under physiological conditions. The mean plasma nitrate concentration-time profiles for SB204 8% and vehicle on days one and five are shown in Figure 12 below. Our analysis showed no change in systemic nitrate levels. These results showed that background systemic levels of nitrate were not affected by administration of SB204 8%.

Figure 12:

Plasma Nitrate Concentrations Over Time	Plasma Nitrate AUCs on Days 1 and 5

600
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SB204 8%, Day 5

Based on these data, we have characterized the pharmacokinetic profile of hMAP3 and nitrate following topical treatment with SB204 8% under maximal use conditions in patients with moderate to severe acne vulgaris, and we did not observe any systemic exposure.

NI-AC006: A Phase 1, Multiple-Dose, Evaluator-Blind, Randomized, Parallel-Group Clinical Trial Evaluating the Safety and Cutaneous Tolerability of SB204 in Healthy Volunteers

We conducted a Phase 1 evaluator-blind trial evaluating the safety and cutaneous tolerability of SB204 in 30 healthy adult patients. Patients with elevated P. acnes counts on the face were enrolled and randomized in the ratio of 2:1 for SB204 4% twice-daily or vehicle twice-daily for 14 days. The primary endpoint was to evaluate cutaneous tolerability with additional endpoints exploring the safety of the drug as well as an assessment of the change in P. acnes counts following treatment.

A total of 29 patients completed treatment. Both SB204 4% and vehicle were well-tolerated. We observed a greater than 90% reduction of P. acnes in two out of 20 patients when treated with SB204 compared to zero out of ten vehicle-treated patients exhibiting such a marked response. Overall, we observed a mean reduction of 69% in P. acnes counts in patients treated with SB204 4% compared to a 49% reduction in vehicle-treated patients. This decrease in P. acnes was statistically significant with a p-value of 0.029. This magnitude of response is consistent with reductions of P. acnes following treatment with topical clindamycin monotherapy reported in a review published in the American Journal of Clinical Dermatology in 2001. In the studies reviewed in that report, the percentage reduction in P. acnes achieved after one week of treatment with topical clindamycin gel, lotion and solution was 30%, 56% and 62%, respectively.

Preclinical Safety

We have completed over 30 preclinical studies with NVN1000 to assess pharmacology, pharmacokinetics, biodistribution and toxicology. In our pharmacokinetic evaluations of NVN1000, we evaluated administration by dermal, intravenous, intra-muscular and oral routes on mice, rats, rabbits and miniature swine. We observed from the resulting toxicokinetic data from miniature swine that systemic absorption of NVN1000 after dermal administration at supra-therapeutic doses was minimal.

We have conducted several preclinical toxicology studies to evaluate the local safety and tolerability of NVN1000, both the active pharmaceutical ingredient by itself and formulated as SB204, following dermal administration. Dermal toxicology studies involving repeat doses of SB204 have included 4-week and 13-week dermal toxicology studies in miniature swine and a 13-week dermal toxicology study in both rats and mice. In the case of both the miniature swine and mice, we did not observe any significant toxicological effects from doses of NVN1000 up to 28-fold higher in concentration compared to our expected clinical doses and applied on more than 3-fold larger surface area. The most relevant and persistent finding has been transient dermal erythema that is concentration-dependent and believed to be a consequence of a vascular dilation “flushing” effect. During the chronic, 39-week repeat dose dermal toxicology study conducted with SB204 in miniature swine we observed no systemic toxicity and minimal to moderate findings as a function of dose at the skin dose-site. Microscopic observations of thickening of epithelium and inflammatory cell infiltration were observed, which are consistent with an irritant contact dermatitis, presumably due to the high pH of the test article at the SB204 8% BID dose. The findings were considered to be non-adverse upon pathological review and led to a NOAEL, or no observable adverse effect level, of SB204 8% BID. No effect on acute dermal irritation or skin sensitization was observed in additional safety studies in rabbits and guinea pigs. As expected, due to its alcohol-based formulation, NVN1000 gel was found to be an ocular irritant.

We observed NVN1000 to be positive for genotoxicity in a standard in vitro assay in bacteria, negative in a chromosome aberration test in cultured human peripheral blood lymphocytes and negative in three in vivo mutagenicity assays. Additionally, in SEG I and II reproductive toxicology studies conducted in rats and rabbits, the oral administration of NVN1000 resulted in supratherapeutic levels of nitrate and hMAP3 showed minimal effects on fertility or fetal development.

SB206, a Topical Anti-viral for the Treatment of External Genital and Perianal Warts

We are developing SB206 as a nitric oxide-releasing topical anti-viral gel for the treatment of viral skin infections, such as warts caused by HPV. All warts, including genital warts, are caused by HPV, and we believe that SB206 is well-positioned to address several wart indications. We have initially chosen to evaluate SB206’s anti-viral mechanism of action in an ongoing, randomized, double blind, vehicle-controlled Phase 2 clinical trial in 120 patients with genital warts caused by HPV. We expect to report top-line results for our Phase 2 clinical trial in the second half of 2016. In our preclinical studies, we observed complete inhibition of papilloma virus growth in vivo and inhibition of HPV viral replication in vitro. Specific preclinical observations included:

•	dose responsive pharmacological effects against papilloma virus infections;

•	evidence of direct anti-viral activity via inhibition of viral replication.

Pending results of the ongoing Phase 2 clinical trial, we intend to continue further clinical development with SB206. If the Phase 2 clinical trial suggests one or more advantages over currently marketed topical agents, we will seek regulatory input via an end-of-Phase 2 meeting with the FDA and proceed to Phase 3 development in the second half of 2017. Our preliminary analysis indicates that the Phase 3 clinical development program for the genital and perianal wart indication will require substantially fewer patients to be enrolled compared to the current acne vulgaris Phase 3 clinical development program because we believe the SB204 program will have generated substantial clinical safety data required for the first FDA approval of the NVN1000 NCE. The FDA has published a guideline entitled “The extent of population exposure to assess clinical safety: For drugs intended for longterm treatment of non-life-threatening condition,” which was prepared by the International Conference on Harmonisation of the Technical Requirements for Registration of Pharmaceuticals for Human Use. The guideline recommends that 1,500 individuals be exposed to an investigational new drug, including short-term exposure. At the completion of our SB204 development program, we anticipate having more than 1,500 patients dosed with the NVN1000 active ingredient across a range of concentrations and what we believe will be a large safety data set to utilize for a second indication with this active ingredient. We plan to solicit FDA feedback on this approach as part of the SB206 development program and have had no correspondence with the FDA on the SB206 Phase 3 program to date.

Human Papillomavirus Disease Overview

HPV refers to a large family of double-stranded DNA viruses that induce hyperproliferative lesions of either cutaneous or mucosal surfaces. HPV affects nearly 80 million Americans, and an estimated 14 million people become infected with the virus each year, according to the CDC. There are over 100 subtypes of the virus, characterized as low risk or high risk based on their oncogenic potential. Several HPV vaccines have successfully been developed that target certain cancer-causing subtypes for the prevention of cervical neoplasias and cervical cancer, but these vaccines do not cover the range of HPV subtypes that cause the multitude of skin lesions. The virus is typically transmitted through direct skin-to-skin contact through disruptions in the normal epithelial barrier of the skin. Examples of skin warts caused by HPV that could potentially be addressable with our nitric oxide platform include:

•	genital and perianal warts, collectively typically classified as genital warts;

•	common warts on the hands, elbows and knees;

•	flat warts found on the face and forehead in children;

•	plantar warts found on the soles of the feet; and

•	subungual and periungual warts that appear under and around the fingernails or toenails.

Genital and Perianal Warts

Genital warts, which include both genital and perianal warts, are among the world’s most common sexually transmitted diseases. Genital warts are usually flesh-colored growths, or lesions, that can be raised, flat or cauliflower-shaped. In males, they can appear on the surface of the penis, scrotum, thigh or groin, or in and around the anus. In females, warts can grow inside the vagina or on the cervix, making them hard to see. Genital warts carry a substantial psychosocial burden due to the shame and embarrassment related to having a sexually transmitted disease, as well as the inconvenience and discomfort of current treatment modalities.

Current Treatment Landscape

Currently, there are no FDA-approved treatments with an anti-viral mechanism of action for the treatment of genital warts. The Gardasil HPV vaccine, which is primarily indicated for the prevention of cervical neoplasias and cervical cancer, is also indicated for the prevention of genital warts caused by HPV subtypes 6 and 11. The adoption rates of eligible adolescent males and females in the United States remains approximately 50%, according to the CDC, and this product cannot be used to treat genital warts. Current treatment strategies for HPV-induced skin lesions target removing the hyperproliferative growth instead of eliminating the underlying viral infection. These treatments are currently administered either as topical therapies or locally destructive, or ablative, procedures.

Topical therapies consist of three classes of drugs that are most often prescribed for genital warts—imiquimod, marketed as Aldara and Zyclara, podofilox, marketed as Condylox, and sinecatechins, marketed as Veregen. Developing treatments for warts caused by HPV has historically been problematic due to the inability of drugs to penetrate the heavily keratinized wart. Thus, the available topical therapies are slow-acting, which drives a large number of patients toward painful ablative or surgical removal of the warts. The modest efficacy of topical products along with inconvenient dosing schedules and local application site inflammatory reactions lead to poor compliance and inadequate patient outcomes. As an example, the manufacturer of Zyclara reports only a 27% to 29% incidence of complete clearance of warts present at baseline after 16 weeks.

Ablative procedures effect local tissue destruction at the site of the wart and include cryotherapy, lasers, electrodessication and curettage. Patients commonly experience pain during the procedure and may also suffer from persistent hypopigmentation or hyperpigmentation. Rarely, treatment can result in disabling chronic pain syndromes, including vulvodynia and hyperesthesia of the treatment site, or, in the case of perianal warts, painful defecation or fistulas.

According to the CDC’s Sexually Transmitted Disease Control Guidelines issued in 2015, there is no definitive evidence that any of the available treatments are superior to any other and no single treatment is ideal for all patients. Both topical and ablative therapies are associated with high recurrence rates because the cells surrounding the damaged tissue still remain infected with HPV DNA and over a period of time take over the host cells to proliferate and grow new warts. Treatments for genital warts remain largely ineffective in achieving long-term wart eradication, with average recurrence rates ranging from 30% to 70% within the first 6 months, according to Expert Review of Dermatology.

Our Nitric Oxide-Based Solution for the Treatment of Genital and Perianal Warts

We are developing a topical nitric oxide-releasing gel therapy for the treatment of viral skin infections, the first indication of which will be in genital and perianal warts. Nitric oxide has been reported to inhibit the replication of a variety of viruses, such as DNA viruses, RNA viruses and retroviruses, and therefore we believe it may inhibit HPV viral replication to promote viral clearance and to prevent further spread of the virus. In preclinical studies, we observed that a faster burst of nitric oxide is more effective at inhibiting the growth of warts than slow, sustained release. This led to our selection of the NVN1000 NCE for further development. We believe the release profile of nitric oxide generated from NVN1000 promotes greater skin penetration and may enhance the probability of eliminating HPV-induced genital warts. The nitric oxide gas released from NVN1000 can diffuse through the calloused skin layers and overcomes the historical inability of drugs to penetrate the heavily keratinized wart.

SB206 utilizes the same NCE as SB204, but the nitric oxide release profile has been modulated via the chemical properties of the topical formulation to promote a faster release rate and delivery of elevated doses of nitric oxide to the skin. We believe that SB206 could potentially deliver the following advantages over other topical therapies currently used for genital warts:

•	higher level of efficacy than existing topical therapies, with a greater clearance of warts;

•	lower rates of genital wart recurrence based on the antiviral mechanism of action;

•	a shortened duration of therapy;

•	a convenient dosing schedule that helps patients better adhere to therapy; and

•	easy application to affected areas.

NI-WA201: An Ongoing Phase 2, Multi-Center, Double-Blind, Randomized, Vehicle-Controlled, Ascending Dose Study Assessing Tolerability, Safety, and Efficacy of Topical NVN1000 in Subjects with External Genital Warts and Perianal Warts

In this randomized, double-blind, vehicle-controlled clinical trial, we are evaluating the safety and efficacy of SB206 in patients with external genital warts and perianal warts. We anticipate enrolling approximately 120 patients in this trial. We are exploring dose and dosing frequency of SB206 in four ascending dose cohorts. Patients are being randomized in a 3:1 ratio to either SB206 or vehicle and treated for up to 12 weeks with doses including SB206 4% twice-daily, 4% once-daily, 8% once-daily, and the highest dose planned to be evaluated, 12% once-daily. Patients eligible for this clinical trial are males or females who are 18 to 50 years of age with 2 to 20 warts on the genital or perianal area.

The primary endpoint for this clinical trial is the proportion of patients who are completely clear of warts that were present at baseline at or before week 12. Secondary endpoints include percent reduction in baseline wart count at each visit and the tolerability of SB206 as determined by investigator scores on a four-point grading scale for erythema, edema, erosions or ulcers and burning or stinging. This clinical trial was initiated in the second quarter of 2015, and top-line results from the complete study are expected in the second half of 2016.

Cohort 1, SB206 4% twice-daily, and Cohort 2, SB206 4% once-daily, are complete. An interim analysis was conducted to assess the appropriateness of the doses in the final two cohorts and to provide evidence to inform the design of future studies.

Local tolerability scores of severe among all tolerability evaluations were more frequent in patients treated with SB206 4% twice-daily when compared to those observed for SB206 4% once-daily and for vehicle. The most frequently reported treatment-emergent adverse events were application site reactions, which were highest in patients treated with SB206 4% twice-daily.

Based on the tolerability and local application site adverse event profile, twice-daily dosing was discontinued and Cohorts 3 and 4 are being dosed once-daily at two-fold and three-fold higher concentrations of NVN1000, respectively. To date, no patients have been discontinued for tolerability concerns in these cohorts.

In the interim analysis, 5 out of 24, or 21%, of the patients achieved complete clearance of all warts by week 12 when treated with SB206 4% once-daily, compared to only 1 out of 8, or 13%, of the patients achieving complete clearance with vehicle once-daily. In addition, 2 out of 13, or 16%, of the patients achieved complete clearance of all warts by week 12 when treated with SB206 4% twice daily, compared to 2 out of 4, or 50% of the patients achieving complete clearance with vehicle twice-daily. Because these findings were not statistically significant and based on the small number of patients in the vehicle arm at the time of this analysis, no definitive conclusions can be drawn regarding the magnitude of efficacy or relationship between active and vehicle treatments. Statistical conclusions on efficacy of SB206 in this trial can only be drawn when the full data set is available based on the distribution of patient numbers across active- and vehicle-treated groups. By design, the majority of the patients in this trial were preserved for enrollment at the highest doses, where enhanced anti-viral activity was observed in preclinical animal models.

Preclinical Pharmacology Studies

In a cottontail rabbit papillomavirus, or CRPV, model, we evaluated several nitric oxide-releasing drug candidates to determine the effect of release rate on the inhibition of papilloma formation. Two weeks following viral inoculation, topical treatment was initiated with daily treatment occurring five times per week for five weeks. Using this model, we observed that the modulation of nitric oxide dose and release rate both influence anti-viral activity. Lower concentrations of drug and formulations with slower nitric oxide release rates showed limited efficacy, leading to our selection of SB206 as the lead candidate. As shown in Figure 13 below, in an in vivo CRPV study, we observed a dose responsive inhibition of both wild type and E8 mutant papilloma growth following daily topical treatment of SB206 gel, five doses per week for five weeks compared to imiquimod as a positive control. We observed complete inhibition of the E8 mutant CRPV papillomas with SB206 at the highest dose compared to 26% inhibition for imiquimod. Biopsies from animals treated with SB206 10% lacked any evidence of viral infection. We also observed that histological assessment of inflammation and quantitative cytokine gene expression were similar across all dose groups, suggesting immune activation was not a significant component of the anti-viral activity observed with SB206 treatment.

Figure 13:

Wild Type Papilloma Growth	E8 Mutant Papilloma Growth

The anti-viral activity of the NVN1000 used in SB206 was then measured in organotypic cultures of primary human keratinocytes infected with HPV-18. We observed dose responsive inhibition of viral replication as determined by quantitative polymerase chain reaction analysis following the exposure of HPV-18 infected raft cultures for one hour per day for six days. As shown in Figure 14 below, NVN1000 at 0.75, 1.0, and 1.5 mg/mL inhibited viral copy number by 25%, 62% and 85%, respectively. No significant cytotoxicity was observed at any dose in human keratinocyte cultures. In follow-on preclinical studies in the raft culture model, we observed direct anti-viral activity of nitric oxide against high risk HPV, fundamentally decreasing viral protein expression.

Figure 14:

HPV-18 Viral Replication in Human Raft Cultures

SB208, a Topical Anti-fungal for the Treatment of Onychomycosis

We are developing SB208 as a topical anti-fungal gel utilizing the NVN1000 NCE for the treatment of fungal infections, such as athlete’s foot and onychomycosis. NVN1000 has been observed in vitro to release nitric oxide that rapidly diffuses through human nails and directly kills fungal species, as opposed to only inhibiting the growth of the fungus. NVN1000 has demonstrated broad-spectrum activity in vitro against Trichophyton mentagrophytes, or T. mentagrophytes, and Candida albicans, or C. albicans, in addition to T. rubrum. We recently initiated our Phase 2 program in the second half of 2016 with a six-week clinical trial designed to assess tolerability, safety and anti-fungal activity of three doses of SB208 in patients with athlete’s foot infected with dermatophytes such as T. rubrum to narrow the dose range prior to beginning work in onychomycosis. Approximately 170 patients will be randomized 1:1:1:1 to three active and one vehicle treatment arms, applying either SB208 Gel (2%, 4% or 16%) or vehicle once daily for two weeks, followed by a four-week post-treatment observation. Endpoints will include assessments of mycological cure, clinical cure and therapeutic cure, which includes both clinical cure and mycological cure. We expect to report top-line results from the six-week Phase 2 trial in the first half of 2017. The results of the ongoing Phase 2 trial will position us to conduct a second 52-week Phase 2 trial in patients with onychomycosis. We believe the safety data generated in our other NVN1000 trials supports our ability to proceed directly to late-stage development with SB208, consistent with our approach and regulatory strategy with SB206.

Onychomycosis Disease Overview

Onychomycosis is a chronic fungal infection of the nails, and we estimate that it affects more than 40 million people in the United States. The prevalence of disease increases with age, and more than 50% of patients are 70 years or older. The dermatophytes T. rubrum, and T. mentagrophytes, are causative agents for the majority of infections and often result in a painful thickening, deformation and discoloration of the nail and sometimes splitting, separation of the nail plate from the nail bed and an inability of the nail to perform its natural protective function. Because the fungi that cause onychomycosis are present in many common locations such as floors, the soil, socks and shoes, the nail can become re-infected and additional courses of treatment are frequently required after successful treatment.

Onychomycosis is particularly dangerous in diabetic patients. In a 2015 report in Podiatry Management, the risk of diabetic patients contracting onychomycosis was reported to be 2.77 times greater than that of non-diabetic individuals. This enhanced susceptibility is further compounded by the fact that onychomycosis is now considered an important predictor of diabetic foot infection, with a three-fold higher risk of gangrene or foot ulcers in diabetic patients. The combination of morbidity now linked to onychomycosis in diabetic patients, the growing diabetic population, the diminished ability of diabetic patients to fight infection due to elevated blood glucose levels and restrictions on diabetic patients taking oral therapeutic drugs due to concomitant medications create a serious need for topical interventions for the diabetic population.

There are currently five commonly used classes of chemicals for the treatment of onychomycosis: allylamines, azoles, morpholines, dihydropyrimidinones and the newly approved oxaboroles. Despite new therapeutic options approved in recent years, approximately 60% to 70% of patients fail to achieve complete cures with oral therapies.

Treatments are segmented into two approaches, either oral therapies, such as terbinafine, or topical products, such as Jublia, an azole, and Kerydin, an oxaborole. Worldwide sales of the branded terbinafine product Lamisil, the most prescribed systemic drug for onychomycosis, were $1.2 billion in 2004 and $978 million in 2006, when it became generically available. A 12 week course of oral therapy was historically the only method of treatment, but the potential for liver failure and interactions between drugs, particularly for an aging patient population with common comorbidities, created the demand for safer and more effective treatment options.

Given the significant safety issues associated with oral therapy, topical therapies are now increasingly used due to their better safety profile. However, topical therapies administered for 48 weeks are associated with significantly more modest efficacy profiles, including complete cure rates of less than 20%. The lack of safe oral therapies has driven physicians to prescribe these topical therapies despite their limited effectiveness. For example, Jublia, a topical therapy, had sales of $106 million in the third quarter of 2015, in only the second full year of its launch. In addition, the incidence of anti-fungal resistance is increasing. We believe that there is an unmet need in the treatment landscape for onychomycosis for a novel therapeutic solution that improves efficacy without compromising safety.

We are aware of certain drugs in development, including reformulations of terbinafine, topical luliconazole and orally administered VT-1161.

Our Nitric Oxide-Based Solution for the Treatment of Onychomycosis

We believe SB208 has the potential to redefine the standard of care in onychomycosis by improving upon current efficacy rates observed with topical therapies while maintaining an attractive safety profile. According to reports in the Journal of Applied Microbiology and the Journal of American Academy of Dermatology, nitric oxide has been effective in vitro against the dermatophytes T. rubrum and T. mentagrophytes, and has shown evidence of clinical efficacy against tinea pedis, or athlete’s foot, which is also routinely caused by T. rubrum and T. mentagrophytes. We believe that a significant barrier to translating anti-fungal efficacy into a successful onychomycosis treatment is the difficulty in achieving adequate penetration of the drug through the nail plate to reach the nail bed and treat the fungal infection. For example, in the two clinical trials cited in Jublia’s prescribing information, only 17.8% and 15.2% of patients, respectively, treated with Jublia achieved complete cure as defined by clear nail growth, the absence of detectable fungus and negative fungal cultures.

In contrast to azoles or other antifungals, when applied topically, nitric oxide as a gas quickly diffuses across the nail bed reaching the underlying nail bed tissues that harbor the fungal infection. Additionally, the dense keratin fibers of the nail are rich in cysteine residues that can react with nitric oxide to generate nitrosothiols, which serve as secondary reservoirs for nitric oxide within the nail bed to amplify the antifungal activity.

We believe the potential advantages of a topical nitric oxide-based onychomycosis product include:

•	improved efficacy beyond that observed with current topical therapies over a similar treatment duration;

•	shorter treatment durations, potentially fewer than 48 weeks of treatment, with an efficacy profile comparable to topical therapies due to the rapid penetration of nitric oxide through the nail plate;

•	lower recurrence rates due to the broad spectrum and direct fungicidal activity of nitric oxide; and

•	a better safety profile than that observed with current oral therapies.

Preclinical Pharmacology Studies

We have observed in vitro that nitric oxide exhibits rapid fungicidal activity. NVN1000, the NCE used in SB208, was added to T. rubrum cultures and evaluated for fungicidal effects at increasing concentrations. As early as four hours after the addition of NVN1000, we observed a greater than 1.0-log, or 90%, reduction in fungal growth in all concentrations of NVN1000. At 24 hours after exposure, we observed greater than 4-log, or 99.99%, reduction in bacterial counts, with 2, 4, and 8 mg/mL NVN1000.

We further evaluated multiple nitric oxide-releasing formulations, including gel, cream and lacquer-based compositions in a preclinical model designed to measure fungal kill through the human nail plate using ChubTur cells. This model was utilized previously in the drug development of Kerydin, as reported in the Journal of Drugs in Dermatology in 2015, and Jublia, as reported in the Journal of Antimicrobial Agents and Chemotherapy in 2014. Organism viability on the underside of the nail following topical treatment was measured using an adenosine triphosphate assay. As shown in Figure 15 below, three candidate formulations were screened for antifungal efficacy in T. rubrum infected human nails with Jublia as a positive control. Following a single application, all three formulations decreased fungal viability as much or more than Jublia. NVN1000 incorporated into experimental formulations at a concentration of 16%

resulted in variable percent reductions up to 99%, compared to untreated infected control nails, illustrating our ability to tune the drug’s activity by adjusting the formulation. We optimized the SB208 gel formulation based on our observations in this preclinical study and repeated the infected human nail assay with multiple applications of both a low dose, SB208 1.6%, and a high dose, SB208 16%, of NVN1000. As shown in Figure 15, the onset of antifungal activity was rapid and dose dependent, increasing to approximately 99% killed after once daily applications for seven days in both treatment groups.

Figure 15:

Inflammatory Skin Disease Program

SB414 is our cream-based product candidate that contains our NVN4000 NCE and is currently in preclinical studies for the topical treatment of inflammatory skin diseases such as psoriasis or atopic dermatitis. While the healthcare market has seen an increase in the introduction of systemic therapies, including biologics, to treat severe psoriasis, and there is at least one near-term biologic in development for atopic dermatitis, systemic therapies are only indicated for patients with moderate-to-severe disease. According to a study published in the International Journal of Pharmacy and Life Science, these patients with moderate-to-severe disease comprise only 20% of the afflicted population. Our intent is to develop SB414 and potentially future product candidates for patients with mild-to-moderate inflammatory skin diseases who are not eligible for systemic therapy and who have limited topical treatment choices. We plan to initiate toxicology studies for SB414 in the second half of 2016 in support of an IND submission to the FDA, followed by initiation of clinical development in one or both indications of psoriasis and atopic dermatitis in the second half of 2017.

Current Treatment Landscape

Topical corticosteroids are the predominant therapies used for both mild-to-moderate psoriasis and mild-to-moderate atopic dermatitis, with the latter also being treated with other topical immunomodulators. However, treatment-related side effects associated with corticosteroid use, such as local application-site reactions, including skin atrophy with prolonged use, and profound effects on hypothalamic-pituitary-

adrenal axis function, which can lead to growth retardation in adolescents and an increased risk for diabetes, underscoring the need for novel therapies to treat this disease. Non-steroidal topical therapies used in the treatment of atopic dermatitis also include topical calcineurin inhibitors, but boxed warnings for rare malignancies and other side effects have limited their use. These treatments attempt to reduce inflammation and itchiness associated with atopic dermatitis and maintain the protective integrity of the skin, but no topical treatments indicated for atopic dermatitis specifically address the contribution of Staphylococcus aureus, or S. aureus, colonization and microbiome imbalance to the disease.

Our Nitric Oxide-Based Solution for Inflammatory Skin Diseases

We believe that the use of a topical nitric oxide product has the potential to significantly improve outcomes in patients with inflammatory skin diseases, using new mechanisms of action and will have an improved safety profile over currently approved topical therapies. The ointment and cream-based product candidates have slower nitric oxide release profiles needed to deliver sustained concentrations of nitric oxide in order to exert its immunomodulatory effects in chronic inflammatory diseases. Our initial efforts in inflammatory skin diseases are focused on psoriasis and atopic dermatitis. According to a study published in the American Journal of Pathology, psoriatic patients have an overexpression of the enzyme arginase that degrades L-arginine and thus eliminates the production of sufficient levels of nitric oxide needed to clear the skin. We believe higher levels of topically applied nitric oxide can restore the normal healing process and break the unending cycle of keratinocyte proliferation that would otherwise lead to thick scaly plaque. Additionally, we believe nitric oxide potentially suppresses inflammatory cytokines that would otherwise go unchecked and continue to propagate chronic inflammation. Moreover, we believe that our anti-inflammatory product candidate will have a favorable safety profile, due to nitric oxide’s natural physiological role and based on the clinical safety data we have gathered across our nitric oxide platform.

Preclinical Evidence for Psoriasis

As shown in Figure 16 below, application of a topical NVN1000 ointment in an IL-23-induced psoriasis mouse model showed statistically significant reductions of pro-inflammatory cytokines when compared to vehicle. Dexamethasone, a corticosteroid, was used as a positive control. IL-23 stimulates Th17 cells to produce the cytokine IL-17 which in turn signals keratinocytes to release IL-1ß and IL-6 among other cytokines. Decreases in the levels of the pro-inflammatory cytokines IL-1ß and IL-6 suggest that topical treatment with nitric oxide may function as an IL-17 inhibitor. Furthermore, IL-17 normally stimulates keratinocytes to produce more IL-23 and continue the inflammatory loop important for prolonging the psoriatic lesion. We believe the statistically significant reduction of IL-23p40 we observed with topical nitric oxide compared to vehicle further illustrates nitric oxide’s potential to dampen the inflammatory loop associated with chronic psoriasis inflammation.

Figure 16:

* p <0.05

Preclinical Evidence for Atopic Dermatitis

Atopic dermatitis has a complex disease etiology, including impaired skin barrier function and innate immune defects that contribute to a predisposition for colonization or infection with microbes, most significantly Staphylococcus aureus. More than 90% of atopic dermatitis patients have skin that is colonized with S. aureus, which may play a role in the skin aggravation that takes place. The density of S. aureus colonization has been correlated with both the severity of atopic dermatitis lesions and the degree of cutaneous inflammation. In preclinical studies, NVN1000 has demonstrated broad spectrum anti-microbial activity in vitro, including activity against Staphylococcus and Streptococcus species. In in vivo preclinical studies, NVN1000 has demonstrated dose-responsive reductions in the microbial burden of an atopic dermatitis isolate of methicillin-resistant Staphylococcus aureus in a disrupted epidermal barrier porcine model, with the highest-tested dose yielding a 99.9% reduction.

Additionally, we have observed statistically significant, dose-responsive topical anti-inflammatory activity in a series of in vivo studies using an oxazolone-induced delayed-type hypersensitivity BALB/c mouse model. This model is frequently utilized as a preliminary model to assess anti-inflammatory activity. The allergic contact dermatitis induced by oxazolone results in an immune response that aims to model the chronic phase of atopic dermatitis. For example, in one study using this model, NVN1000 formulated into a single phase ointment reduced inflammatory swelling by 24% for the 0.3% dose of nitric oxide with a p-value of less than 0.038, by 57% for the 0.6% dose with a p-value of less than 0.001, and by 62% for the 1.2% dose with a p-value of less than 0.001 when compared to the acetone/ethanol vehicle used to administer the positive control. In another study, as shown in Figure 17 below, topical administration of a slow releasing, two phase NVN4000 cream utilizing lower doses of nitric oxide showed a 36% decrease in inflammatory swelling compared to vehicle for the 0.04% dose of nitric oxide with a p-value of less than 0.003, a 66% decrease for the 0.15% dose with a p-value of less than 0.001, and a 64% decrease for the 0.45% dose with a p-value of less than 0.001. An 87% reduction in inflammatory swelling has been observed for the long acting-corticosteroid dexamethasone, which is twenty-five times more potent than hydrocortisone according to the journal American Family Physician. We are optimizing the SB414 cream formulation based on the observations in these preclinical studies and are currently conducting preclinical pharmacology and toxicology studies in support of an IND submission to the FDA in the first half of 2017.

Figure 17:

                Anti-inflammatory Efficacy in an

                Oxazolone-Induced Mouse Model

Competition

The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. We consider our primary potential competition to be existing providers and drug developers of therapeutics to treat acne vulgaris, genital warts, onychomycosis, psoriasis and atopic dermatitis. Any product candidates that we successfully develop and commercialize will compete with these existing therapies as well as new therapies that may become available in the future. Our success will be based in part on our ability to identify, develop and manage a portfolio of product candidates that are safer and more effective than competing products.

Acne Vulgaris

If approved by the FDA for the treatment of acne vulgaris, we anticipate that SB204 would compete with branded and generic oral and topical antimicrobials, oral and topical retinoids, oral contraceptives, other prescription skin cleansers and over-the-counter treatments. We may compete with branded therapeutics, including Epiduo and Epiduo Forte, marketed by Galderma Laboratories, L.P., Aczone, marketed by Allergan plc. and Onexton, marketed by Valeant Pharmaceuticals International, Inc. There are also product candidates under development that could potentially be used to treat acne vulgaris and compete with SB204. For example, we are aware of DRM01, a topical acetyl-CoA carboxylase inhibitor product candidate being developed by Dermira Inc., FMX01, a minocycline foam product candidate being developed by Foamix Pharmaceuticals Ltd., Winlevi, a novel-topical anti-androgen candidate being developed by Cassiopea SpA, and sarecycline, a tetracycline derivative being developed by Allergan for the treatment of acne vulgaris.

Genital Warts

With respect to SB206 for the treatment of HPV-induced skin lesions, we would primarily face potential competition from Aldara, marketed by The 3M Company, Zyclara, marketed by Valeant Pharmaceuticals International, Inc., Condylox, marketed by Actavis plc, and Veregen, marketed by Fougera Pharmaceuticals, Inc., as well as their generic equivalents. There are also product candidates under development that could potentially be used to treat HPV-associated genital warts and potentially compete with SB206. CB-06-02, a tellurium-based compound is being developed by Cassiopea SPA. BTA074 is a direct-acting antiviral for the treatment of HPV 6 and 11 infections that is being developed by Biota Pharmaceuticals, Inc. and additional reformulations of generically available imiquimod are also under development.

Onychomycosis

With respect to SB208 for the treatment of onychomycosis, we would face potential competition from Lamisil, an oral therapeutic marketed by Novartis Pharmaceuticals Corporation, Jublia, a topical therapeutic marketed by Valeant, and Kerydin, a topical therapeutic marketed by Anacor Pharmaceuticals, Inc., as well as generically available oral antifungals equivalents. There are also product candidates under development that could potentially be used to treat onychomycosis and compete with SB208. For example, we are aware of various terbinafine reformulations in clinical development, including HTU-520 being developed by Hisamitsu Pharmaceutical Co., Inc. and P-3058 being developed by Polichem SA, as well as VT-1161, an oral antifungal under development by Viamet Pharmaceuticals, Inc.

Psoriasis and Atopic Dermatitis

With respect to SB414 for the topical treatment of mild-to-moderate psoriasis, we would face potential competition from companies that market corticosteroids, vitamin D analogues, combinations thereof and calcineurin inhibitors. There are also topical product candidates under development that could potentially be used to treat psoriasis and compete with SB414, including CED 90100, WBI1001, INCB018424, LAS 41004, AN2728 and PH10.

With respect to SB414 for the treatment of atopic dermatitis, we would face potential competition from companies that market branded and generic corticosteroids or the topical calcineurin inhibitors, Elidel, which is being marketed by Valeant, and Protopic, which is expected to be marketed by Leo Pharma. Product candidates under development that could potentially be used to treat atopic dermatitis and compete with SB414 include crisaborole, which is being developed by Anacor Pharmaceuticals, Inc., dupilumab, which is being developed by Regeneron Pharmaceuticals, Inc., VTP-38543, which is being developed by Vitae Pharmaceuticals, tralokinumab, which is being developed by Medimmune, GSK2894512, which is being developed by GlaxoSmithKline, and ZPL-389, which is being developed by Ziarco.

Intellectual Property

Our success depends in large part upon our ability to obtain and maintain proprietary protection for our products and technologies and to operate without infringing the proprietary rights of others. We seek to avoid the latter by monitoring patents and publications that may affect our business, and to the extent we identify such developments, evaluating and taking appropriate courses of action. With respect to the former, our policy is to protect our proprietary position by, among other methods, filing for patent applications on inventions that are important to the development and conduct of our business with the U.S. Patent and Trademark Office, or USPTO, and its foreign counterparts. We also use other forms of protection, such as trademark, copyright, and trade secret protection, to protect our intellectual property, particularly where we do not believe patent protection is appropriate or obtainable.

Patents

As of June 30, 2016, we own or have an exclusive license to 15 patents issued in the U.S. and 33 patents issued in foreign jurisdictions, and 24 pending patent applications filed in the U.S. and 56 pending non-U.S. patent applications (including applications filed in foreign jurisdictions and international or Patent Cooperation Treaty, or PCT, applications that have not yet entered national phase).

Patent coverage lasts for varying periods according to the date of filing of the patent application or the date of grant or issuance of the patent and the legal term of patents in various countries where patent protection is obtained. Generally, patents issued for regularly filed applications in the United States are granted a term of 20 years from the earliest filing date of a non-provisional patent application. In addition, in certain instances, the term of a patent can be extended to recapture a portion of the USPTO delay in issuing the patent or may be shortened if a patent is terminally disclaimed over another patent that expires earlier. The term of a patent may also be eligible for patent term extension to recapture a portion of the term effectively lost as a result of the FDA regulatory review period. However, as to the FDA component, the extension term cannot be longer than five years and the total patent term including the restoration period must not exceed 14 years following FDA approval. The duration of foreign patents varies in accordance with provisions of applicable local law, but typically is also 20 years from the earliest filing date of a non-provisional patent application. However, the actual protection afforded by a patent varies on a product by product basis from country to country and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patent.

Nitricil

We exclusively license from the University of North Carolina, or UNC, issued patents and pending applications directed to our library of Nitricil compounds, including patents issued in the U.S., Japan and Australia with claims intended to cover NVN1000, the NCE for our SB204, SB206 and SB208 product candidates, and NVN4000, the NCE for our pipeline candidate SB414. Additionally, one such issued patent in the U.S. has claims specifically directed to the composition of matter of NVN1000 and one such issued patent in the U.S. has claims specifically directed to the composition of matter of NVN4000. These patents and pending applications, if issued, are projected to expire in 2026 without taking into account any patent term extensions that may be available to us. Additionally, NVN1000 has been classified as an NCE, and patent term extensions may be available to extend the life of a U.S. patent that covers NVN1000 beyond 2026. We also own patents issued in the U.S., China, Germany, Spain, France, Great Britain, Ireland, Italy, and Switzerland directed to methods of manufacturing Nitricil compounds. These patents are projected to expire in 2032.

SB204, SB206 and SB208

We own one patent issued in the U.S. and pending applications filed in the U.S. and in foreign jurisdictions, including Australia, Brazil, Canada, China, Europe, Japan, South Korea and Mexico directed to methods of reducing sebum production using nitric oxide-releasing macromolecules, including, in certain embodiments, through the use of Nitricil compounds. We also own one issued U.S. patent and pending applications filed in the U.S., Brazil, Europe, and Japan directed to the alcohol gel component of SB204 and SB206 and pending applications filed in the U.S., Australia, Brazil, Canada, China, Europe and Japan directed to the SB204 and SB206 two-component formulations. We own two pending PCT applications directed to the use of nitric oxide-releasing compounds, including, in certain embodiments, Nitricil compounds, for the treatment of viral skin infections.

Altogether, our issued U.S. and foreign patents and pending U.S. and foreign patent applications, if issued, for our lead product candidates, SB204, SB206 and SB208 are projected to expire between 2026 and 2037, without taking into account any patent term extensions that may be available to us.

Other Patents

In addition to the patents and pending applications we own or have an exclusive license related to Nitricil and our product candidates, we also own or have exclusive licenses to issued patents and pending applications in the U.S. and in foreign jurisdictions covering other nitric oxide-based therapeutics and methods of use in dermatological indications.

Trade Secrets

We rely upon trade secrets and know-how and continuing technological innovation to develop and maintain our competitive position. We seek to protect our proprietary information, in part, by requiring our employees, consultants, contractors and other advisors to execute nondisclosure and assignment of invention agreements upon commencement of their respective employment or engagement. These agreements are designed to protect our proprietary information and, in the case of the invention assignment agreements, to grant us ownership of technologies that are developed through a relationship with a third party. These agreements may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our commercial partners, collaborators, employees and consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Trademarks

Novan® is a registered trademark of our company in the United States. We have pending trademark applications for Nitricil, Micronox and Pura-T in the United States.

UNC License Agreement

We acquired exclusive rights to our library of Nitricil compounds pursuant to license agreements with UNC entered into in July 2007 and October 2009, which were subsequently amended, restated and consolidated in June 2012. Under the consolidated license agreement with UNC, we are granted an exclusive, worldwide license, with the ability to sublicense, under the licensed UNC patents, including those directed to Nitricil compounds, to develop and commercialize products utilizing the licensed technology. As partial consideration for the consolidated license agreement, we issued 229,263 shares of our common stock to UNC and paid an upfront cash payment of $5,000 to UNC. Additionally, under the consolidated license agreement, we are obligated to pay UNC a running royalty percentage in the low single digits on net sales of licensed products and are obligated to pay up to $425,000 to UNC in regulatory and commercial milestones on a licensed product by licensed product basis.

Under the consolidated license agreement, UNC controls prosecution activities with respect to licensed patents owned solely by UNC, we control prosecution activities with respect to licensed patents jointly owned by us and UNC and we are obligated to reimburse UNC for reasonable prosecution and maintenance costs. Pursuant to the consolidated license agreement, we have the first right to defend against third-party claims of patent infringement with respect to the licensed products and to enforce the licensed patents against third-party infringers.

Unless earlier terminated, the consolidated license agreement remains in effect on a country by country and licensed product by licensed product basis until the expiration of the last to expire issued patent covering such licensed product in the applicable country, and upon such expiration, we receive a perpetual, unrestricted, fully-paid and royalty free right to develop and commercialize such licensed products. As of June 30, 2016, the last to expire issued patent licensed to us under the consolidated license agreement is projected to expire in 2033. UNC may terminate the agreement or render the license granted thereunder non-exclusive for our material breach of the agreement that remains uncured after 90 days of receipt of written notice thereof from UNC, and may also terminate the agreement upon providing written notice for our bankruptcy or insolvency-related events within 30 days of the occurrence of such events. We may terminate the agreement at any time for convenience upon providing written notice of not less than 30 days to UNC.

We amended the consolidated license agreement in November 2012 (as amended, the “UNC License Agreement”) to expand the scope of licensed patents to cover additional nitric oxide technologies in consideration for an upfront cash payment. We plan also to obtain similar amendments to the consolidated license agreement to expand the scope of licensed patents to cover future additional nitric oxide technologies in consideration for an upfront cash payment or as improvements on licensed technology.

Separation Transaction

In connection with the December 2015 separation of our non-dermatology assets to KNOW Bio, we granted to KNOW Bio, through two separate agreements, exclusive licenses, with the right to sublicense, to certain U.S. and foreign patents and patent applications controlled by us as of the execution date of the agreement, and, under one of the agreements, patents and patent applications which may become controlled by us during the three years immediately following the execution date of such agreement, directed towards nitric oxide-releasing compositions and methods of manufacturing thereof, including methods of manufacturing Nitricil compounds, and other nitric oxide-based therapeutics. Under the exclusive license, KNOW Bio has the right to develop and commercialize products utilizing the licensed technology (excluding products containing certain particles, including NVN1000 and NVN4000) in all fields of use except generally for the diagnosis, treatment, prevention, and palliation of diseases, conditions, or disorders of the skin, nails, hair or scalp in humans or animals, and all cosmetic uses for the skin, nails, hair or scalp, other than (i) for wound care through formulations of therapeutic product specifically designed to treat chronic wounds, thermal burns, radiation injury, accidental injury, surgical sites or scars, and (ii) therapeutic uses for treating cancer, excluding basal cell carcinoma, squamous cell carcinoma, precancerous conditions of the skin, actinic keratosis, actinic cheilitis, cutaneous horn, Bowen disease, radiation dermatosis, and dysplastic nevi (the “KNOW Bio Field”).

Under one of these exclusive license agreements, KNOW Bio granted to us an exclusive license, with the right to sublicense, under any patents and patent applications which may become controlled by KNOW Bio during the three years immediately following the execution date of such agreement and directed towards nitric oxide-releasing compositions and methods of manufacturing thereof, including methods of manufacturing Nitricil compounds, and other nitric oxide-based therapeutics, but not towards medical devices, for use in the diagnosis, treatment, prevention, and palliation of diseases, conditions, or disorders of the skin, nails, hair or scalp in humans or animals, and all cosmetic uses for the skin, nails, hair or scalp, other than (i) for wound care through formulations of therapeutic product specifically designed to treat chronic wounds, thermal burns, radiation injury, accidental injury, surgical sites or scars, and (ii) therapeutic uses for treating cancer, excluding basal cell carcinoma, squamous cell carcinoma, precancerous conditions of the skin, actinic keratosis, actinic cheilitis, cutaneous horn, Bowen disease, radiation dermatosis, and dysplastic nevi, including but not limited to SB204, SB206, SB208, SB414 and our other presently-contemplated pipeline candidates (the “Retained Dermatology Field”). KNOW Bio granted us a right of first negotiation to obtain a license under any patents and patent applications generated by KNOW Bio during the first three years following the execution date of the agreement and directed towards medical devices to develop and commercialize licensed products in the Retained Dermatology Field. Additionally, Novan and KNOW Bio also agreed that neither party will commercialize any products in the other’s field of use during the first three years following the execution date of such agreement.

Additionally, we granted to KNOW Bio exclusive sublicenses, with the ability to further sublicense, under certain of the U.S. and foreign patents and patent applications exclusively licensed to us from UNC and another third party directed towards nitric oxide-releasing compositions, including certain Nitricil compounds, to develop and commercialize products utilizing the licensed technology in the KNOW Bio Field. Under the exclusive sublicense to the UNC patents and applications, KNOW Bio is subject to the terms and conditions under the UNC License Agreement, including milestone and diligence payment obligations.

Under the exclusive license agreements and sublicense agreements, we retain all rights under our owned and exclusively licensed patents and patent applications with respect to development and commercialization of products for use in the Retained Dermatology Field. The exclusive license agreements and sublicense agreements will continue for so long as there is a valid patent claim under the respective agreement, unless earlier terminated, and upon expiration continues as a perpetual non-

exclusive license. Under each agreement, Novan and KNOW Bio have the right to terminate the agreement by subsequent written notice for the other party’s material breach which remains uncured within 30 days of receipt of notice thereof. Novan also has the right to terminate each such agreement immediately upon written notice if KNOW Bio, its affiliates or sublicensees challenge the validity of any patent licensed in such agreement. KNOW Bio has the right to terminate each such agreement, with notice, for any reason upon ninety days advance written notice to us.

For additional information about the Separation Transaction and its impact on this offering, please see the sections titled “Risk Factors—New Stockholders in this offering will not have an interest in the nondermatological assets transferred to KNOW Bio, LLC in connection with the Separation Transaction,” “Certain Relationships and Related Party Transactions—Separation Transaction,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Separation Transaction”.

Government Regulation

The FDA and comparable regulatory authorities in state and local jurisdictions and in other countries impose substantial and burdensome requirements upon companies involved in the clinical development, manufacture, marketing and distribution of drugs, such as those we are developing. These agencies and other federal, state and local entities regulate, among other things, the research and development, testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion, distribution, post-approval monitoring and reporting, sampling and export and import of our product candidates.

U.S. Government Regulation

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and its implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to a variety of administrative or judicial sanctions, such as the FDA’s refusal to approve pending NDAs, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties.

The process required by the FDA before a drug may be marketed in the United States generally involves the following:

•	completion of preclinical laboratory tests, animal studies and formulation studies in compliance with the FDA’s GLP regulations;

•	submission to the FDA of an IND which must become effective before human clinical trials may begin;

•	approval by an independent institutional review board, or IRB, at each clinical site before each trial may be initiated;

•

performance of adequate and well-controlled human clinical trials in accordance with good clinical practice, or GCP, requirements to establish the safety and efficacy of the proposed drug product for each indication;

•	submission to the FDA of an NDA;

•	satisfactory completion of an FDA advisory committee review, if applicable;

•

satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with current good manufacturing practice, or cGMP, requirements and to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity; and

•	FDA review and approval of the NDA.

Preclinical Studies

Preclinical studies include laboratory evaluation of product chemistry, toxicity and formulation, as well as animal studies to assess potential safety and efficacy. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data and any available clinical data or literature, among other things, to the FDA as part of an IND. Some preclinical testing may continue even after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the clinical trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence.

Clinical Trials

Clinical trials involve the administration of the investigational new drug to human patients under the supervision of qualified investigators in accordance with GCP requirements, which include the requirement that all research patients provide their informed consent in writing for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. In addition, an Institutional Review Board, or IRB, at each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution. Information about certain clinical trials must be submitted within specific timeframes to the National Institutes of Health, or NIH, for public dissemination on their www.clinicaltrials.gov website.

Human clinical trials are typically conducted in three sequential phases, which may overlap or be combined:

•

Phase 1 clinical trial: The drug is initially introduced into healthy human patients or patients with the target disease or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an early indication of its effectiveness.

•

Phase 2 clinical trial: The drug is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

•

Phase 3 clinical trials: The drug is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to statistically evaluate the efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product and to provide adequate information for the labeling of the product.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA, and more frequently if serious adverse events occur. Each of Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, or at all. Furthermore, the FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients.

Special Protocol Assessment

The SPA process is designed to facilitate the FDA’s review and approval of drugs by allowing the FDA to evaluate the proposed design and size of Phase 3 clinical trials that are intended to form the primary basis for determining a drug’s efficacy. Upon specific request by a clinical trial sponsor, the FDA will evaluate the protocol and respond to a sponsor’s questions regarding, among other things, primary efficacy endpoints, trial conduct and data analysis, within 45 days of receipt of the request.

The FDA ultimately assesses whether the protocol design and planned analysis of the trial are acceptable to support regulatory approval of the product candidate with respect to effectiveness of the indication studied. All agreements and disagreements between the FDA and the sponsor regarding an SPA must be clearly documented in an SPA letter or the minutes of a meeting between the sponsor and the FDA.

Even if the FDA agrees to the design, execution and analyses proposed in protocols reviewed under the SPA process, the FDA may revoke or alter its agreement under the following circumstances:

•

public health concerns emerge that were unrecognized at the time of the protocol assessment, or the director of the review division determines that a substantial scientific issue essential to determining safety or efficacy has been identified after testing has begun;

•	a sponsor fails to follow a protocol that was agreed upon with the FDA;

•	the relevant data, assumptions, or information provided by the sponsor in a request for SPA change, are found to be false statements or misstatements, or are found to omit relevant facts; or

A documented SPA may be modified, and such modification will be deemed binding on the FDA review division, except under the circumstances described above, if FDA and the sponsor agree in writing to modify the protocol and such modification is intended to improve the study.

Marketing Approval

Assuming successful completion of the required clinical testing, the results of the preclinical studies and clinical trials, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the product for one or more indications. In most cases, the submission of an NDA is subject to a substantial application user fee. Under the Prescription Drug User Fee Act, or PDUFA, guidelines that are currently in effect, the FDA has a goal of ten months from the date of “filing” of a standard NDA for a new molecular entity to review and act on the submission. This review typically takes twelve months from the date the NDA is submitted to FDA because the FDA has approximately two months to make a “filing” decision.

In addition, under the Pediatric Research Equity Act of 2003, or PREA, as amended and reauthorized, certain NDAs or supplements to an NDA must contain data that are adequate to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements.

The FDA also may require submission of a risk evaluation and mitigation strategy, or REMS, plan to ensure that the benefits of the drug outweigh its risks. The REMS plan could include medication guides, physician communication plans, assessment plans, or elements to assure safe use, such as restricted distribution methods, patient registries, or other risk minimization tools.

The FDA conducts a preliminary review of all NDAs within the first 60 days after submission, before accepting them for filing, to determine whether they are sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA reviews an NDA to determine, among other things, whether the drug is safe and effective and whether the facility in which it is manufactured, processed, packaged or held meets standards designed to assure the product’s continued safety, quality and purity.

The FDA may refer an application for a novel drug to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA may inspect one or more clinical trial sites to assure compliance with GCP requirements.

After evaluating the NDA and all related information, including the advisory committee recommendation, if any, and inspection reports regarding the manufacturing facilities and clinical trial sites, the FDA may issue an approval letter, or, in some cases, a complete response letter. A complete response letter generally contains a statement of specific conditions that must be met in order to secure final approval of the NDA and may require additional clinical or preclinical testing in order for FDA to reconsider the application. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA’s satisfaction, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications.

Even if the FDA approves a product, it may limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution and use restrictions or other risk management mechanisms under a REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes, and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Special FDA Expedited Review and Approval Programs

The FDA has various programs, including fast track designation, accelerated approval, priority review, and breakthrough therapy designation, which are intended to expedite or simplify the process for the development and FDA review of drugs that are intended for the treatment of serious or life threatening diseases or conditions and demonstrate the potential to address unmet medical needs. The purpose of these programs is to provide important new drugs to patients earlier than under standard FDA review procedures.

To be eligible for a fast track designation, the FDA must determine, based on the request of a sponsor, that a product is intended to treat a serious or life-threatening disease or condition and demonstrates the potential to address an unmet medical need. The FDA will determine that a product will fill an unmet medical need if it will provide a therapy where none exists or provide a therapy that may be potentially superior to existing therapy based on efficacy or safety factors. The FDA may review sections of the NDA for a fast track product on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA.

The FDA may give a priority review designation to drugs that offer major advances in treatment, or provide a treatment where no adequate therapy exists. A priority review means that the goal for the FDA to review an application is six months, rather than the standard review of ten months under current PDUFA guidelines. Under the new PDUFA agreement, these six and ten month review periods are measured from the “filing” date rather than the receipt date for NDAs for new molecular entities, which typically adds approximately two months to the timeline for review and decision from the date of submission. Most products that are eligible for fast track designation are also likely to be considered appropriate to receive a priority review.

In addition, products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may be eligible for accelerated approval and may be approved on the basis of adequate and well-controlled clinical trials establishing that the drug product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require a sponsor of a drug receiving accelerated approval to perform post-marketing studies to verify and describe the predicted effect on irreversible morbidity or mortality or other clinical endpoint, and the drug may be subject to accelerated withdrawal procedures.

Moreover, under the provisions of the Food and Drug Administration Safety and Innovation Act, or FDASIA, passed in July 2012, a sponsor can request designation of a product candidate as a “breakthrough therapy.” A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Drugs designated as breakthrough therapies are also eligible for accelerated approval. The FDA must take certain actions, such as holding timely meetings and providing advice, intended to expedite the development and review of an application for approval of a breakthrough therapy.

Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. We may explore some of these opportunities for our product candidates as appropriate.

Post-Approval Requirements

Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims are subject to prior FDA review and approval. There also are continuing, annual user fee requirements for any marketed products and the establishments at which such products are manufactured, as well as new application fees for supplemental applications with clinical data.

The FDA may impose a number of post-approval requirements as a condition of approval of an NDA. For example, the FDA may require post-marketing testing, including Phase 4 clinical trials, and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization.

In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and state agencies, and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with cGMP requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP requirements and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in mandatory revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	fines, warning letters or holds on post-approval clinical trials;

•	refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product approvals;

•	product seizure or detention, or refusal to permit the import or export of products; or

•	injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

Coverage and Reimbursement

Sales of our product candidates, if approved, will depend, in part, on the extent to which such products will be covered by third-party payors, such as government healthcare programs, commercial insurance and managed healthcare organizations. These third-party payors are increasingly limiting coverage or reducing reimbursements for medical products and services. In addition, the U.S. government, state legislatures and foreign governments have continued implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. Decreases in third-party reimbursement for our product candidates or a decision by a third-party payor to not cover our product candidates could reduce physician usage of our products candidates, once approved, and have a material adverse effect on our sales, results of operations and financial condition.

Healthcare Laws and Regulations

We are currently or will in the future be subject to healthcare regulation and enforcement by the federal government and the states and foreign governments in which we will conduct our business once our product candidates are approved. Failure to comply with these laws, where applicable, can result in the imposition of significant civil or criminal penalties. The healthcare laws and regulations that may affect our ability to operate include the following:

•

The federal Anti-Kickback Statute makes it illegal for any person or entity to knowingly and willfully, directly or indirectly, solicit, receive, offer, or pay any remuneration that is in exchange for or to induce the referral of business, including the purchase, order, recommendation, lease of any good, facility, item or service for which payment may be made under a federal healthcare program, such as Medicare or Medicaid. The term “remuneration” has been broadly interpreted to include anything of value.

•

Federal false claims and false statement laws, including the federal civil False Claims Act, prohibits, among other things, any person or entity from knowingly presenting, or causing to be presented, for payment to, or approval by, federal programs, including Medicare and Medicaid, claims for items or services, including drugs, that are false or fraudulent.

•

HIPAA created additional federal criminal statutes that prohibit among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors or making any false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services.

•

HIPAA, as amended by HITECH, and their implementing regulations, imposes obligations on certain types of people and entities regarding the electronic exchange of information in common healthcare transactions, as well as standards relating to the privacy and security of individually identifiable health information. In addition, certain state laws govern the privacy and security of health information in certain circumstances, some of which are more stringent than HIPAA and many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

•

The federal Physician Payments Sunshine Act requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to report annually to the Centers for Medicare & Medicaid Services, or CMS, information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members.

Also, many states have similar laws and regulations, such as anti-kickback and false claims laws that may be broader in scope and may apply regardless of payor, in addition to items and services reimbursed under Medicaid and other state programs. Additionally, to the extent that our product is sold in a foreign country, we may be subject to similar foreign laws.

Healthcare Reform

The United States and some foreign jurisdictions are considering or have enacted a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our products profitably. By way of example, in March 2010, the ACA was signed into law, which intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add transparency requirements for the healthcare and health insurance industries, impose taxes and fees on the health industry and impose additional health policy reforms. Among the provisions of the ACA of importance to our potential drug candidates are:

•

an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs;

•

an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13.0% of the average manufacturer price for branded and generic drugs, respectively;

•	a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;

•	extension of a manufacturer’s Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

•

expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;

•

a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts to negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for a manufacturer’s outpatient drugs to be covered under Medicare Part D;

•	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;

•	a new requirement to annually report drug samples that manufacturers and distributors provide to physicians; and

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

There have been judicial and Congressional challenges to ACA and there may be additional challenges and amendments to ACA in the future. We expect that the ACA, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and lower reimbursement, and in additional downward pressure on the price that we receive for any approved product. Moreover, recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their commercial products. We cannot predict what healthcare reform initiatives may be adopted in the future.

Manufacturing

We currently manufacture our Nitricil NCEs at our facility in Durham, North Carolina for all product candidates in our preclinical studies and clinical trials. We believe that our manufacturing capabilities are unique in the pharmaceutical industry and represent a core competency for our Nitricil technology. We currently contract with a contract manufacturing organization, or CMO, to manufacture SB204, including compounding and primary packaging, for the Phase 3 clinical trials initiated in the first quarter of 2016. We expect to qualify other CMOs for the manufacture of drug product for the potential commercialization of SB204, if approved by the FDA, as well as in connection with later-stage trials and commercialization of our other product candidates.

We manufacture our investigational materials in accordance with current good manufacturing practices, or cGMP, required by the FDA, International Committee on Harmonization and other regulatory bodies. Our facilities have been audited for cGMP and Good Laboratory Practice compliance. In addition, our NCE manufacturing processes and operating conditions have been evaluated and tested by qualified vendors to ensure a safe operating environment. These tests include raw materials and product handling, process chemistry, air quality and waste disposal and containment.

Facilities

We currently operate out of two facilities. Our corporate headquarters is in Durham, North Carolina, where we lease 7,220 square-feet for corporate offices, under a lease expiring in 2016. In an adjacent building in Durham, we lease a 12,147 square foot facility for pharmaceutical development and manufacturing, under a lease expiring in 2016.

In addition, we have leased an existing 51,350 square foot facility located in Durham, North Carolina, with an expected occupancy in the second half of 2016, under a lease expiring in 2026. The building will house large scale NCE manufacturing, laboratories and associated office space to support our nitric oxide technology, and will replace our existing facilities.

We also plan to establish a second facility for production manufacturing to mitigate the risk of producing the Nitricil technology in a single facility. We will also evaluate the potential for transferring our NCE manufacturing process to a CMO for commercial production. All drug product commercial manufacturing is expected to be performed through qualified CMOs.

Employees

As of June 30, 2016 we had 63 employees, including 29 dedicated to the API development and manufacturing capability, seven in clinical and non-clinical development, six in regulatory and pharmaceutical development and 21 in general and administrative functions. None of our employees is subject to a collective bargaining agreement or represented by a labor or trade union. We believe that our relations with our employees are good.

Legal Proceedings

We are not currently a party to any material legal proceedings. We may at times be involved in litigation and other legal claims in the ordinary course of business.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the name and position of each of our executive officers and directors and his or her age as of August 31, 2016:

Name	Age	Position(s)
Nathan Stasko	36	President, Chief Executive Officer and Director
Richard Peterson	48	Chief Financial Officer
Brian Johnson	50	Chief Commercial Officer
M. Joyce Rico	62	Chief Medical Officer
Jeff N. Hunter	59	Vice President of Technical Operations
Robert A. Ingram	73	Chairman of the Board of Directors
W. Kent Geer	62	Director
Robert J. Keegan	69	Director
G. Kelly Martin	57	Director
Sean Murphy	64	Director
John Palmour	55	Director

Nathan Stasko is one of our co-founders and has served as our President, Chief Executive Officer and a member of our board of directors since 2006. We believe that Dr. Stasko’s extensive experience in chemistry, life sciences and technology qualifies him to serve on our board of directors.

Richard Peterson has served as our Chief Financial Officer since September 2015. Prior to joining Novan, Mr. Peterson was the Chief Financial Officer of Medicis Pharmaceutical Corporation from 2008 to 2012 and from 1995 to 2012, he served as Senior Vice President. He currently serves as a member of the board of directors of Universal Insurance Holdings, Incorporated.

Brian Johnson has served as our Chief Commercial Officer since September 2015. Prior to joining Novan, Mr. Johnson worked at Galderma Laboratories, L.P. from 2003 to 2014, and most recently served as Vice President of Prescription Marketing and Chief Digital Officer. He also currently serves as principal and sole advisor of Two Hearts Group, LLC, a consulting company focused on drug development companies.

M. Joyce Rico has served as our Chief Medical Officer since 2012. Prior to joining Novan, Dr. Rico served as Vice-President, Medical Affairs at Fujisawa Astellas, a Japanese pharmaceutical company, from 2000 to 2012.

Jeff N. Hunter has served as our Vice President of Technical Operations since 2006. Mr. Hunter is the brother of F. Neal Hunter, the former Chairman of our board of directors.

Robert A. Ingram is the Chairman of our board of directors and has served as a member of our board of directors since 2011. Since 2007, he has been a General Partner at Hatteras Venture Advisors III, LLC, a venture capital firm. Mr. Ingram currently serves on the board of directors of Valeant Pharmaceuticals International, Cree, Inc., Edwards Lifesciences Corporation, Regeneron Pharmaceuticals, Inc. and PhaseBio Pharmaceuticals, Inc. We believe that Mr. Ingram’s significant experience and leadership in the pharmaceutical industry qualifies him to serve as Chairman of our board of directors.

W. Kent Geer has served as a member of our board of directors since 2015. Mr. Geer was an audit partner with Ernst & Young LLP from 1989 to 2011. Beginning in 2012, Mr. Geer served as the Chairman of the board of directors of PowerSecure International, Inc. until the successful sale of the company in May 2016. We believe that Mr. Geer’s significant experience and leadership in the biotechnology, pharmaceutical, technology and financial industries qualifies him to serve on our board of directors.

Robert J. Keegan has served as a member of our board of directors since 2016. Mr. Keegan held the roles of Chief Executive Officer and Chairman of the board of directors of Goodyear Tire and Rubber Co. from 2000 to 2010. Most recently, he was an operating partner of the San Francisco-based private equity firm Friedman, Fleischer & Lowe. From 1972 to 2000, Mr. Keegan held various marketing, financial and managerial posts at Eastman Kodak, except for a two-year period from 1995 to 1997 when he worked as an Executive Vice President of the Avery Dennison Corporation. Mr. Keegan is Chairman of the Board of Loparex, Inc., serves on the boards of the Xerox Corporation. We believe that Mr. Keegan’s broad business experience, executive leadership expertise and extensive knowledge of financial and operational matters qualifies him to serve on our board of directors.

G. Kelly Martin has served as a member of our board of directors since 2015. Since August 2015, Mr. Martin has served as the Chief Executive Officer of Malin Corporation PLC, a biotechnology company. Previously, he served as Chief Executive Officer of Elan Corporation PLC, a biotechnology company, from February 2003 to December 2013, and he founded Brandon Point Industries, a life sciences company, in January 2014, where he currently serves as director. Mr. Martin also currently serves on the board of directors of Viamet Pharmaceuticals Holdings, LLC. We believe that Mr. Martin’s extensive experience and leadership in the biotechnology and financial industries qualifies him to serve on our board of directors.

Sean Murphy has served as a member of our board of directors since 2015. Since 2011, Mr. Murphy has been a senior advisor at Evercore Partners, an investment banking advisory firm. Mr. Murphy also currently serves on the board of directors of Malin Corporation PLC and Immucor Inc. We believe that Mr. Murphy’s extensive experience and leadership in the life sciences and financial industries qualifies him to serve on our board of directors.

John Palmour has served as a member of our board of directors since 2010. Since 1987, Dr. Palmour has worked at Cree, Inc., a company he co-founded and for which he currently serves as a Vice President and the Chief Technology Officer, Power & Radio Frequency. We believe that Dr. Palmour’s significant experience and leadership in the technology field and the advancement of innovation to broad-scale product commercialization qualifies him to serve on our board of directors.

Board Composition

The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling and direction to our management. Our board of directors meets on a regular basis and additionally as required. Our board of directors currently consists of seven directors. The members of our board of directors were elected in compliance with the provisions of our certificate of incorporation and a voting agreement among certain of our stockholders. The voting agreement will terminate upon the closing of this offering and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.

In accordance with our amended and restated certificate of incorporation that will go into effect upon the closing of this offering, our board of directors will be divided into three classes with staggered, three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Effective upon the closing of this offering, our directors will be divided among the three classes as follows:

•	the Class I directors will be Nathan Stasko and John Palmour and their terms will expire at our first annual meeting of stockholders following this offering;

•	the Class II directors will be Robert A. Ingram and G. Kelly Martin, and their terms will expire at our second annual meeting of stockholders following this offering; and

•	the Class III directors will be Sean Murphy, Kent Geer and Robert J. Keegan, and their terms will expire at the third annual meeting of stockholders following this offering.

Our amended and restated certificate of incorporation and amended and restated bylaws that will go into effect upon the closing of this offering will provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control of our company. Our directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of our outstanding voting stock entitled to vote in the election of directors.

Director Independence

Upon the completion of this offering, we anticipate that our common stock will be listed on The NASDAQ Global Market. Under the listing requirements and rules of The NASDAQ Global Market, independent directors must compose a majority of a listed company’s board of directors within 12 months after its initial public offering. In addition, the rules of The NASDAQ Global Market require that, subject to specified exceptions and phase in periods following its initial public offering, each member of a listed company’s audit, compensation and nominating and governance committee be independent. Under the rules of The NASDAQ Global Market, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Audit committee members must also satisfy independence criteria set forth in Rule 10A-3 under the Exchange Act, or Rule 10A-3. To be considered to be independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of a company’s audit committee, the company’s board of directors or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

Our board of directors has undertaken a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that each of Robert A. Ingram, G. Kelly Martin, Sean Murphy, Kent Geer, Robert J. Keegan and John Palmour does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules and regulations of the listing requirements and rules of The NASDAQ Global Market. In making this determination, our board of directors considered the current and prior relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Our board of directors also determined that Kent Geer, Robert J. Keegan and John Palmour, each of the three members of our audit committee, upon the completion of this offering, satisfy the independence standards for the audit committee established by applicable SEC rules and the listing standards of The NASDAQ Global Market and Rule 10A-3.

Our board of directors has determined that Robert J. Keegan, Kent Geer and Kelly Martin, the three members of our compensation committee, upon the completion of this offering, will be “outside directors” as that term is defined in Section 162(m) of the Code and the treasury regulations issued thereunder, or Section 162(m).

Each member of the nominating and corporate governance committee is independent within the meaning of the applicable The NASDAQ Global Market listing standards, is a non-employee director and is free from any relationship that would interfere with the exercise of his or her independent judgment.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Our board of directors may establish other committees to facilitate the management of our business. The composition and functions of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Our audit committee consists of Kent Geer, Robert J. Keegan and John Palmour. The chair of our audit committee is Kent Geer, who our board of directors has determined is an “audit committee financial expert” as that term is defined by the SEC rules implementing Section 407 of the Sarbanes-Oxley Act, and possesses financial sophistication, as defined under the listing standards of The NASDAQ Global Market. Our board of directors has also determined that each member of our audit committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, the board of directors has examined each audit committee member’s scope of experience and the nature of their experience in the corporate finance sector.

The responsibilities of our audit committee include:

•	appointing, approving the compensation of, and assessing the independence of our registered public accounting firm;

•	overseeing the work of our registered public accounting firm, including through the receipt and consideration of reports from such firm;

•	reviewing and discussing with management and the registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	monitoring our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

•	discussing our risk management policies;

•	reviewing and approving or ratifying any related person transactions; and

•	preparing the audit committee report required by SEC rules.

Compensation Committee

Our compensation committee consists of Robert J. Keegan, Kent Geer and Kelly Martin. The chair of our compensation committee is Robert J. Keegan.

The responsibilities of our compensation committee include:

•	reviewing and approving, or recommending that our board of directors approve, the compensation of our chief executive officer and our other executive officers;

•	reviewing and recommending to our board of directors the compensation of our directors;

•	selecting independent compensation consultants and advisers and assessing whether there are any conflicts of interest with any of the committees compensation advisers; and

•	reviewing and approving, or recommending that our board of directors approve, incentive compensation and equity plans.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Robert A. Ingram, Sean Murphy and John Palmour. The chair of our nominating and corporate governance committee is Sean Murphy.

The responsibilities of our nominating and corporate governance committee include:

•	identifying individuals qualified to become members of our board;

•	recommending to our board the persons to be nominated for election as directors and for appointment to each of the board’s committees;

•	reviewing and making recommendations to our board with respect to management succession planning;

•	developing and recommending to our board corporate governance principles; and

•	overseeing a periodic evaluation of our board.

Role of the Board in Risk Oversight

The audit committee of our board is primarily responsible for overseeing our risk management processes on behalf of our board. Going forward, we expect that the audit committee will receive reports from management on at least a quarterly basis regarding our assessment of risks. In addition, the audit committee reports regularly to our board, which also considers our risk profile. The audit committee and our board focus on the most significant risks we face and our general risk management strategies. While our board oversees our risk management, management is responsible for day-to-day risk management team processes.

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Upon completion of this offering, our code of business conduct and ethics will be available under the Corporate Governance section of our website at www.Novan.com. In addition, we intend to post on our website all disclosures that are required by law or the listing standards of The NASDAQ Global Market concerning any amendments to, or waivers from, any provision of the code. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has ever been an officer or employee of the Company. None of our executive officers serves, or has served during the last fiscal year, as a member of the board of directors, compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our compensation committee.

EXECUTIVE COMPENSATION

This section discusses the material components of the executive compensation program for our executive officers who are named in the “Summary Compensation Table for Fiscal Year 2015” below. In 2015, our “named executive officers” and their positions were as follows:

•	Nathan Stasko, Ph.D., President, Chief Executive Officer;

•	Richard Peterson, Chief Financial Officer; and

•	Brian Johnson, Chief Commercial Officer.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion.

Summary Compensation Table for Fiscal Year 2015

The following table sets forth information concerning the compensation of our named executive officers for the year ended December 31, 2015.

Name and Principal Position	Salary ($)		Bonus ($)		Option Awards ($)(1)	All Other Compensation ($)		Total ($)
Nathan Stasko, Ph.D.	340,000		174,000	(4)	—	5,518	(7)	519,518
President, Chief Executive Officer
Richard Peterson	91,582	(2)	56,920	(5)	708,125	7,447	(8)	864,074
Chief Financial Officer
Brian Johnson	95,200	(3)	54,137	(6)	589,580	5,617	(9)	744,534
Chief Commercial Officer

(1)

Amounts reflect the grant-date Black-Scholes value of the stock options granted during 2015 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all stock awards and option awards made to executive officers under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(2)	Mr. Peterson has served as our Chief Financial Officer since September 28, 2015. The amount reflects his salary from his commencement date through December 31, 2015.
(3)	Mr. Johnson has served as our Chief Commercial Officer since September 16, 2015. The amount reflects his salary from his commencement date through December 31, 2015.
(4)	Amount reflects discretionary annual bonuses of $4,000 and $170,000 for the 2015 calendar year, paid on September 11, 2015 and on February 1, 2016, respectively.
(5)	Amount reflects a one time, lump sum cash signing bonus of $25,000, paid on October 30, 2015 and a discretionary annual bonus of $31,920 for the 2015 calendar year, paid on February 1, 2016.
(6)	Amount reflects a one time, lump sum cash signing bonus of $35,000, paid on October 30, 2015 and a discretionary annual bonus of $19,137 for the 2015 calendar year, paid on February 1, 2016.
(7)	Amount includes $5,300 of matching contributions made under our 401(k) plan and $218 for executive life insurance.
(8)	Amount includes $7,447 for temporary housing and travel expenses.
(9)	Amount includes (i) $816 of matching contributions made under our 401(k) plan, and (ii) $4,801 for temporary housing and travel expenses.

Narrative to Summary Compensation Table

Annual Base Salaries

The named executive officers receive a base salary to compensate them for services rendered to us. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. None of our named executive officers is currently party to an employment agreement or other agreement or arrangement that provides for automatic or scheduled increases in base salary. In 2015, we paid an annual base salary of $340,000 to Dr. Stasko, $350,400 to Mr. Peterson (pro-rated for his period of employment), and $326,400 to Mr. Johnson (pro-rated for his period of employment). See “—Arrangements with our Named Executive Officer” for changes made to executive officer salaries in 2016.

Annual Bonuses

In addition to base salaries, our executive officers were eligible to receive discretionary cash bonuses based on company and individual performance during the 2015 fiscal year. On February 1, 2016, we paid discretionary bonuses of $170,000 to Dr. Stasko, $31,920 to Mr. Peterson, and $19,137 to Mr. Johnson with respect to the 2015 calendar year.

Pursuant to the employment agreements entered into with each named executive officer, with respect to the 2016 fiscal year and each fiscal year thereafter, Dr. Stasko will be eligible to receive an annual bonus with a target amount equal to 60% of his base salary, Mr. Peterson will be eligible to receive an annual bonus with a target amount equal to 45% of his base salary, and Mr. Johnson will be eligible to receive an annual bonus with a target amount equal to 35% of his base salary, in each case as determined under the terms and conditions of our Senior Executive Annual Incentive Plan or another bonus plan established by Novan. See “Executive Annual Incentive Plan.” In addition, Mr. Johnson will be entitled to receive a one-time, $50,000 cash bonus for assisting with the preparation of an S-1 filing and our subsequent IPO payable upon the successful consummation of such IPO.

Equity Compensation

We currently sponsor the Novan, Inc. 2008 Stock Plan, or the 2008 Plan, pursuant to which approximately 50 of our employees, including our named executive officers, have received stock option awards. For additional information about the outstanding stock options held by our named executive officers pursuant to the 2008 Plan, please see the “Outstanding Equity Awards at Fiscal Year End” table below.

On April 13, 2016, we adopted the Novan, Inc. 2016 Incentive Award Plan, referred to below as the 2016 Plan, in order to facilitate the grant of cash and equity incentives to our directors, employees, including our named executive officers, and consultants and certain of our affiliates and to enable us and certain of our affiliates to obtain and retain services of these individuals, which is essential to our long-term success. The 2016 Plan is effective on the day prior to the effective date of this offering, subject to approval of such 2016 Plan by our stockholders and following the adoption of the 2016 Plan, no further awards will be made under the 2008 Plan. For additional information about the 2008 Plan and the 2016 Plan, see “Equity Compensation Plans” below.

Other Elements of Compensation

Retirement Plans

We currently maintain the Novan, Inc. 401(k) Plan, a defined contribution retirement savings plan, or the 401(k) Plan, for the benefit of our employees, including our named executive officers, who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in the 401(k) Plan on the same terms as other full-time employees. The Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) Plan. Through December 31, 2015, we matched contributions made by participants in the 401(k) Plan up to 2% of the employee’s base salary. Beginning in 2016, we increased our matching contributions for all participants up to 3% of the employee’s base salary. These matching contributions are fully vested as of one year following the date on which they are made. We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) Plan, and making matching contributions, adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.

Employee Benefits and Perquisites

Health/Welfare Plans.    All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including:

•	medical, dental and vision benefits;

•	medical and dependent care flexible spending accounts;

•	short-term and long-term disability insurance; and

•	life insurance.

Perquisites.    In addition to the health and welfare benefits described above, our named executive officers participate in a company-paid executive life insurance plan. We generally do not provide any other perquisites to our named executive officers. However, in connection with their commencement of employment and relocation, Mr. Peterson is entitled to receive reimbursement of temporary housing expenses up to $2,500 per month for the first nine months of employment (i.e., through June 2016) as well as reimbursement of other moving and relocation expenses up to $25,000, and Mr. Johnson is entitled to receive reimbursement of temporary housing expenses up to $2,500 per month for the first twelve months of employment (i.e., through September 2016) as well as reimbursement of other moving and relocation expenses up to $35,000. In the event of either such named executive officer’s voluntary departure from the Company within the first twelve months of employment, he will be required to repay such relocation reimbursements.

We believe the perquisites described above are necessary and appropriate to provide a competitive compensation package to our named executive officers.

No Tax Gross-Ups

We do not make gross-up payments to cover our named executive officers’ personal income taxes that may pertain to any of the compensation or perquisites paid or provided by us.

Equity Compensation

Our equity award program is the primary vehicle for offering long-term incentives to our executives. We believe that equity awards provide our executives with a strong link to our long-term performance, create an ownership culture and help to align the interests of our executives and our stockholders. To date, we have used stock option grants for this purpose because we believe they are an effective means by which to align the long-term interests of our executive officers with those of our stockholders. The use of options also can provide tax and other advantages to our executive officers relative to other forms of equity compensation. We believe that our equity awards are an important retention tool for our executive officers, as well as for our other employees.

We award stock options broadly to our employees, including to our non-executive employees. Grants to our executives and other employees are made at the discretion of our board or President and are not made at any specific time period during a fiscal year. All of our named executive officers have received stock option grants under our 2008 Plan, which is described below. Our board intends to adopt a new equity incentive plan described under “—Equity Compensation Plans” below, effective upon the closing of this offering, and has determined not to grant any additional awards under our 2008 Plan after the effectiveness of such plan. Our new 2016 Plan will afford our compensation committee continued flexibility in making a wide variety of equity awards.

Initial option grants to our executive officers are generally set forth in their employment agreements. These initial grants are the product of negotiation with the executive officer, but we generally seek to establish equity ownership levels that we believe are commensurate with the equity stakes held by executive officers serving in similar roles at comparable biopharmaceutical companies. In addition, from time to time in connection with corporate finance transactions and at other times as our compensation committee and board deem appropriate, we provide subsequent option grants to those executive officers determined to be performing well.

The majority of the stock option grants we have made to our executive officers vest over three years. However, from time to time, our board has approved grants with different and sometimes shorter vesting provisions. Our historical practice has been to provide for 100% acceleration of vesting of outstanding stock options in the event of a change of control. Additional information regarding the effect of accelerated vesting upon a change in control with respect to our named executive officers is discussed below under “—Arrangements with our Named Executive Officer.”

The following table sets forth certain information regarding equity awards granted to our named executive officers that remain outstanding as of December 31, 2015.

Outstanding Equity Awards at Fiscal Year-End

Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Nathan Stasko	12/29/14	30,000	15,000	1.12	11/30/24
Richard Peterson	10/21/15	25,000	50,000	12.25	09/27/25
Brian Johnson	10/21/15	8,331	41,669	12.25	09/15/25

Arrangements with our Named Executive Officers

We have entered into employment agreements with our named executive officers which set forth certain terms and conditions of their employment, including base salary and employee benefits.

Amended and Restated Employment Agreement with Nathan Stasko

Dr. Stasko serves as our President and Chief Executive Officer pursuant to an amended and restated employment agreement, dated as of April 13, 2016, or the Stasko Employment Agreement, pursuant to which, he receives an annual base salary of $360,000 and is eligible to receive a discretionary annual bonus with a target bonus equal to 60% of his base salary, annual stock option awards, as well as performance-based equity awards as determined by the board. The Stasko Employment Agreement also provides Dr. Stasko with eligibility to participate in standard benefit plans as well as an executive life insurance plan and reimbursement of reasonable business expenses.

In the event of Dr. Stasko’s “separation from service” by us without “cause” or by Dr. Stasko for “good reason,” each as defined in the Stasko Employment Agreement, then in addition to any accrued amounts and subject to Dr. Stasko timely delivering an effective release of claims in our favor, Dr. Stasko will be entitled to receive (i) payment of an amount equal to 12 months of his base salary, paid in installments over 12 months in accordance with standard payroll practices, and (ii) reimbursement of Dr. Stasko’s applicable COBRA premiums for up to 12 months after the separation date. Upon separation from service by Dr. Stasko other than for good reason or due to death or disability, or by us for cause, Dr. Stasko will not be entitled to any additional compensation beyond any accrued amounts.

Notwithstanding the foregoing, the Stasko Employment Agreement further provides that, in the event such separation from service of Dr. Stasko by us without cause or by Dr. Stasko for good reason within 6 months after the occurrence of a “change in control” as defined in the Stasko Employment Agreement, all of Dr. Stasko’s unvested stock options will vest and become immediately exercisable and any restricted stock granted to Dr. Stasko will be released from our repurchase rights.

Employment Agreement with Richard Peterson

Mr. Peterson serves as our Chief Financial Officer pursuant to an Employment Agreement with us dated as of April 13, 2016, or the Peterson Employment Agreement, pursuant to which he receives an annual base salary of $350,400 and is eligible to receive a discretionary annual bonus with a target bonus equal to 45% of his base salary, and is eligible to participate in standard benefit plans as well as an executive life insurance plan and reimbursement of reasonable business expenses. In addition, under the terms of the Peterson Employment Agreement, Mr. Peterson is entitled to a relocation allowance of up to $25,000, and reimbursement for the costs of up to nine round trip tickets to and from Phoenix, Arizona to Research Triangle Park, and reimbursement of up to $2,500 per month for temporary housing expenses for nine months following the commencement of his employment on September 28, 2015, which we collectively refer to as the Peterson Relocation Benefits.

The Peterson Employment Agreement provides that, in the event of Mr. Peterson’s “separation from service” by us without “cause” or by Mr. Peterson for “good reason,” each as defined in the Peterson Employment Agreement, then in addition to any accrued amounts and subject to Mr. Peterson timely delivering an effective release of claims in our favor, Mr. Peterson will be entitled to receive (i) payment in an amount equal to the sum of (x) 12 months of his base salary and (y) a pro-rata portion of his target annual bonus for the year of such separation from service (calculated at 100% achievement of Mr. Peterson’s annual objectives) and based on the percentage of the calendar year actually worked by Mr. Peterson, paid in installments over 12 months in accordance with our standard payroll practices, (ii) vesting of any stock options that would have vested in the vesting year of such separation from service, and (iii) reimbursement of Mr. Peterson’s applicable COBRA premiums for up to 18 months after the separation date or, at our election, to avoid any penalty or excise tax being imposed on us, a lump sum payment in lieu thereof. The Peterson Employment Agreement further provides that, notwithstanding the foregoing, in the event such separation from service by us without cause or by Mr. Peterson for good reason occurs within six months after a “change in control,” as defined in the Peterson Employment Agreement, Mr. Peterson’s cash severance (described in (i) above) will include the full-year target bonus, instead of a pro-rata portion thereof, and Mr. Peterson will be entitled to accelerated vesting of all unvested stock options held by Mr. Peterson on the separation date. Upon separation from service by Mr. Peterson other than for good reason or due to death or disability, or by us for cause, Mr. Peterson will not be entitled to any additional compensation beyond any accrued amounts.

Employment Agreement with Brian Johnson

Mr. Johnson serves as our Chief Commercial Officer pursuant to an Employment Agreement with us dated as of April 13, 2016, or the Johnson Employment Agreement, pursuant to which he will receive an annual base salary of $326,400 and is eligible to receive a discretionary annual bonus with a target bonus equal to 35% of his base salary and is eligible to participate in standard benefit plans as well as an executive life insurance plan and reimbursement of reasonable business expenses. The Johnson Employment Agreement provides Mr. Johnson with the right to receive a one-time lump sum bonus, or the IPO bonus, payable within 30 days of the closing of this offering, of $50,000. In addition, under the terms of the Johnson Employment Agreement, Mr. Johnson is entitled to a relocation allowance of up to $35,000, reimbursement for the costs of up to 12 round trip tickets to and from Dallas/Fort Worth, Texas to Research Triangle Park and reimbursement of up to $2,500 per month for temporary housing expenses for 12 months following commencement of his employment on September 16, 2015, which we collectively refer to as the Johnson Relocation Benefits.

The Johnson Employment Agreement provides that, in the event of Mr. Johnson’s “separation from service” by us without “cause” or by Mr. Johnson for “good reason,” each as defined in the Johnson Employment Agreement, then in addition to any accrued amounts and subject to Mr. Johnson timely delivering an effective release of clams in our favor, Mr. Johnson will be entitled to receive (i) payment in an amount equal to 12 months of his base salary, paid in installments over 12 months in accordance with our standard payroll practices, (ii) vesting of any stock options that would have vested in the vesting year of such separation from service and (iii) reimbursement of Mr. Johnson’s applicable COBRA premiums for up to 18 months after the separation date or, at our election, to avoid any penalty or excise tax being imposed on us, a lump sum payment in lieu thereof. The Johnson Employment Agreement provides that, notwithstanding the foregoing, in the event such separation from service by us without cause or by Mr. Johnson for good reason occurs within six months after a “change in control,” as defined in the Johnson Employment Agreement, Mr. Johnson will be entitled to accelerated vesting of all unvested stock options held by Mr. Johnson on the separation date. Upon separation from service by Mr. Johnson other than for good reason or due to death or disability, or by us for cause, Mr. Johnson will not be entitled to any additional compensation beyond any accrued amounts.

Director Compensation

The following table sets forth information concerning the compensation of our non-employee directors for the year ended December 31, 2015.

Name	Fees Earned or Paid in Cash	Option Awards (1)	All Other Compensation		Total
F. Neal Hunter(2)	$62,500	$206,141	—		$268,641
W. Kent Geer	—	94,216	—		94,216
Robert Ingram	—	—	—		—
G. Kelly Martin	—	—	—		—
Sean Murphy	—	—	—		—
John Palmour	—	—	—		—
Mark Schoenfisch(2)	—	—	$87,500	(3)	$87,500

(1)

Amounts reflect the grant-date Black-Scholes value of stock awards and stock options granted during 2015 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all stock awards and option awards made to our directors in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(2)	Resigned from our board of directors in February 2016.
(3)

Amount reflects aggregate consideration for consulting services provided in calendar year 2015. See “Certain Relationships and Related Person Transactions—Consulting Agreement” for a description of this agreement.

The table below shows the aggregate numbers of option awards (exercisable and unexercisable) held as of December 31, 2015 by each non-employee director who was serving as of December 31, 2015. No director held any other equity awards.

Name	Options Outstanding at Fiscal Year End	Unvested Restricted Shares Outstanding at Fiscal Year End
F. Neal Hunter	30,159	—
W. Kent Geer	15,250	—
Robert Ingram	30,000	—
G. Kelly Martin	—	—
Sean Murphy	—	—
John Palmour	—	—
Mark Schoenfisch	—	—

On April 13, 2016, we approved the Novan, Inc. Non-Employee Director Compensation Policy, or the Director Compensation Policy, for our non-employee directors that consists of annual retainer fees and equity awards that will be paid or made automatically and without further action by our Board. Pursuant to the Director Compensation Policy, subject to continued service on our Board each non-employee director will receive an annual cash retainer of $35,000 and each non-employee director serving as a committee chair will receive an additional annual retainer between $10,000 and $15,000, each non-employee director serving as a committee member will receive an additional annual retainer between $5,000 and $7,500, and the non-employee chairman of our Board will receive an additional annual retainer of $25,000. The Director Compensation Policy also provides each non-employee director with an annual equity award, subject to continued service on the Board, with a grant date fair value of $100,000 (and each non-employee director who is initially elected or appointed on any date other than the date of the annual meeting will receive a pro-rated portion of such annual equity award for the year of such election or appointment). Additionally, each non-employee director who serves on the Board as of the pricing date of this offering, and will continue to serve as a director following the pricing date, will be automatically granted an option to purchase the number of shares of common stock that have an aggregate fair value of $100,000 on the pricing date. Each director equity award will vest and become exercisable in four equal quarterly installments, such that each such award shall be fully vested and exercisable on the first anniversary of the date of grant, subject to the director’s continued service on the Board through each applicable vesting date.

Equity Compensation Plans

2008 Stock Plan

We currently sponsor the Novan, Inc. 2008 Stock Plan in order to incentivize our employees, managers, officers, consultants, advisors and directors. The 2008 Plan permits the grant of stock options, stock bonuses and stock purchase rights; however, to date, only stock options and restricted stock have been granted under the 2008 Plan.

When initially adopted, an aggregate of 166,666 shares were reserved for issuance under the 2008 Plan. The 2008 Plan has been amended to increase the total number of shares available for issuance under the 2008 Plan to 1,416,666. As of December 31, 2015, options to purchase 458,234 shares of our common stock, at a weighted average exercise price per share of $6.26, were outstanding under the 2008 Plan. As of December 31, 2015, 405,893 shares of our common stock remained available for future issuance under the 2008 Plan.

Administration.    Our board administers the 2008 Plan and the stock rights granted under it. Under our 2008 Plan, the board has the authority to determine and amend the terms of stock rights, including recipients, the exercise, purchase or strike price of stock rights, if any, the number of shares subject to each stock award, the vesting schedule applicable to the stock rights, together with any vesting acceleration, and the form of consideration, if any, payable upon exercise or settlement of the stock rights and the terms of the grant agreements for use under the 2008 Plan.

Under the 2008 Plan, subject to approval of our stockholders if required by applicable laws or the listing requirements of any stock exchange on which our common stock is then traded, our board has the authority to institute a program by which outstanding stock options can be surrendered in exchange for stock options with a lower exercise price.

Acquisitions.    The 2008 Plan provides that in the event of our consolidation with or acquisition by another entity in a merger, sale or a sale of all or substantially all of our assets, our board will make appropriate provision for the continuation of stock rights by either assumption of such stock rights or by substitution with an equivalent award. If the board doesn’t make such appropriate provision, unless otherwise provided by the board in its sole discretion, stock rights will become vested and fully and immediately exercisable and all forfeiture restrictions will be waived following which all stock rights not exercised at the time of closing of the acquisition will terminate notwithstanding any provision in the 2008 Plan to the contrary.

Transferability.    Stock rights granted under the 2008 Plan are generally not transferable other than by will or the laws of descent and distribution.

Plan Amendment or Termination.    Our Board has the authority to amend, suspend or terminate the 2008 Plan, although certain material amendments require the approval of our stockholders, and amendments that would impair the rights of any participant require the consent of that participant.

We expect that on and after the completion of this offering and following the effectiveness of the 2016 Incentive Award Plan, as described below, no further grants will be made under the 2008 Plan.

2016 Incentive Award Plan

On April 13, 2016 we adopted the Novan, Inc. 2016 Incentive Award Plan, or the 2016 Plan, subject to approval by our stockholders, under which we may grant cash and equity-based incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. The material terms of the 2016 Plan, are summarized below.

Eligibility and Administration.    Our employees, consultants and directors, and employees, consultants and directors of our subsidiaries will be eligible to receive awards under the 2016 Plan. Following our initial public offering, the 2016 Plan will be administered by our board with respect to awards to non-employee directors and by our compensation committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of our directors or officers (referred to collectively as the plan administrator below), subject to certain limitations that may be imposed under Section 162(m) of the Code, Section 16 of the Exchange Act, or stock exchange rules, as applicable. The plan administrator will have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the 2016 Plan, subject to its express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the 2016 Plan, including any vesting and vesting acceleration conditions.

Limitation on Awards and Shares Available.    An aggregate of 833,333 shares of our common stock will initially be available for issuance under awards granted pursuant to the 2016 Plan, which shares may be authorized but unissued shares, or shares purchased in the open market. If an award under the 2016 Plan is forfeited, expires or is settled for cash, any shares subject to such award may, to the extent of such forfeiture, expiration or cash settlement, be used again for new grants under the 2016 Plan. However, the following shares may not be used again for grant under the 2016 Plan: (1) shares tendered or withheld to satisfy grant or exercise price or tax withholding obligations associated with an award; (2) shares subject to a stock appreciation right, or SAR, that are not issued in connection with the stock settlement of the SAR on its exercise; and (3) shares purchased on the open market with the cash proceeds from the exercise of options.

Awards granted under the 2016 Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for grant under the 2016 Plan, except as may be required by applicable tax rules. The maximum number of shares of our common stock that may be subject to one or more awards granted to any person pursuant to the 2016 Plan during any calendar year will be 250,000 and the maximum amount that may be paid under a cash award pursuant to the 2016 Plan to any one participant during any calendar year period will be $2,000,000. The sum of the grant date fair value of equity-based awards and the amount of any cash-based awards granted to a non-employee director during any calendar year shall not exceed $500,000.

Awards. The 2016 Plan provides for the grant of stock options, including incentive stock options, or ISOs, and nonqualified stock options, or NSOs, restricted stock, dividend equivalents, stock payments, restricted stock units, or RSUs, performance shares, other incentive awards, stock appreciation rights, or SARs, and cash awards. No determination has been made as to the types or amounts of awards that will be granted to specific individuals pursuant to the 2016 Plan. Certain awards under the 2016 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the 2016 Plan will be set forth in award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards generally will be settled in shares of our common stock, but the plan administrator may provide for cash settlement of any award. A brief description of each award type follows.

•

Stock Options. Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance or other conditions.

•

SARs. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR may not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction) and the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance or other conditions.

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Restricted Stock, RSUs and Performance Shares. Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met. Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. Performance shares are contractual rights to receive a range of shares of our common stock in the future based on the attainment of specified performance goals, in addition to other conditions which may apply to these awards. Conditions applicable to restricted stock, RSUs and performance shares may be based on continuing service, the attainment of performance goals or such other conditions as the plan administrator may determine.

•

Stock Payments, Other Incentive Awards and Cash Awards. Stock payments are awards of fully vested shares of our common stock that may, but need not, be made in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. Other incentive awards are awards other than those enumerated in this summary that are denominated in, linked to or derived from shares of our common stock or value metrics related to our shares, and may remain forfeitable unless and until specified conditions are met. Cash awards are cash incentive bonuses subject to performance goals.

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Dividend Equivalents. Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend record dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator. Dividend equivalents may not be paid on awards granted under the 2016 Plan unless and until such awards have vested.

Performance Awards.    Performance awards include any of the foregoing awards that are granted subject to vesting or payment based on the attainment of specified performance goals. The plan administrator will determine whether performance awards are intended to constitute “qualified performance-based compensation,” or QPBC, within the meaning of Section 162(m) of the Code, in which case the applicable performance criteria will be selected from the list below in accordance with the requirements of Section 162(m) of the Code.

Section 162(m) of the Code imposes a $1,000,000 cap on the compensation deduction that a public company may take in respect of compensation paid to our “covered employees” (which should include our Chief Executive Officer and our next three most highly compensated employees other than our Chief Financial Officer), but excludes from the calculation of amounts subject to this limitation any amounts that constitute QPBC. Under current tax law, we do not expect Section 162(m) of the Code to apply to certain awards under the 2016 Plan until the earliest to occur of (1) our annual stockholders’ meeting at which members of our board are to be elected that occurs after the close of the third calendar year following the calendar year in which occurred the first registration of our equity securities under Section 12 of the Exchange Act; (2) a material modification of the 2016 Plan; (3) an exhaustion of the share supply under the 2016 Plan; or (4) the expiration of the 2016 Plan. However, QPBC performance criteria may be used with respect to performance awards that are not intended to constitute QPBC. In addition, the company may issue awards that are not intended to constitute QPBC even if such awards might be non-deductible as a result of Section 162(m) of the Code.

In order to constitute QPBC under Section 162(m) of the Code, in addition to certain other requirements, the relevant amounts must be payable only upon the attainment of pre-established, objective performance goals set by our compensation committee and linked to stockholder-approved performance criteria. For purposes of the 2016 Plan, one or more of the following performance criteria will be used in setting performance goals applicable to QPBC, and may be used in setting performance goals applicable to other performance awards: (i) net earnings or losses (either before or after one or more of the following: (A) interest, (B) taxes, (C) depreciation, (D) amortization and (E) non-cash equity-based compensation expense); (ii) gross or net sales or revenue or sales or revenue growth; (iii) net income (either before or after taxes); (iv) adjusted net income; (v) operating earnings or profit (either before or after taxes); (vi) cash flow (including, but not limited to, operating cash flow and free cash flow); (vii) return on assets or net assets; (viii) return on capital (or invested capital) and cost of capital; (ix) return on stockholders’ equity; (x) total stockholder return; (xi) return on sales; (xii) gross or net profit or operating margin; (xiii) costs, reductions in costs and cost control measures; (xiv) funds from operations or funds available for distributions; (xv) expenses; (xvi) working capital; (xvii) earnings or loss per share; (xviii) adjusted earnings or loss per share; (xix) price per share or dividends per share (or appreciation in and/or maintenance of such price or dividends); (xx) economic value added models or similar metrics; (xxi) regulatory achievements or compliance (including, without limitation, regulatory body approval for commercialization of a product); (xxii) implementation, completion or attainment of critical projects, processes or objectives relating to research, development, regulatory, commercial, or strategic milestones or developments; (xxiii) sales, unit volume or market share; (xxiv) licensing revenue; (xxv) brand recognition/acceptance, (xxvi) inventory turns or cycle time, (xxvii) strategic initiatives (including, without limitation, with respect to market penetration and spending efficiency, geographic business expansion, manufacturing, commercialization, production and productivity, customer satisfaction and growth, employee satisfaction, recruitment and maintenance of personnel, human resources management, supervision of litigation and other legal matters, information technology, strategic partnerships and transactions (including acquisitions, dispositions, joint ventures, in-licensing and out-licensing of intellectual property, and establishment of relationships with commercial entities with respect to the marketing, distribution and sale of Company products, and factoring transactions, research and development and related activity, financial or other capital raising transactions, operating efficiency, and asset quality); (xxviii) financial ratios (including, without limitation, those measuring liquidity, activity, profitability or leverage); and (xxix) compound annual growth rate, any of which may be measured either in absolute terms for us or any operating unit of our company or as compared to any incremental increase or decrease or as compared to results of a peer group or to market performance indicators or indices. The 2016 Plan also permits the plan administrator to provide for objectively determinable adjustments to the applicable performance criteria in setting performance goals for QPBC awards.

Certain Transactions.    The plan administrator has broad discretion to take action under the 2016 Plan, as well as to make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. The plan administrator may make equitable adjustments with respect to: (i) the aggregate number and kind of shares that may be issued under the 2016 Plan (including, but not limited to, adjustments of the limitations on the maximum number and kind of shares which may be issued under the 2016 Plan, and adjustments of the award limit); (ii) the number and kind of shares (or other securities or property) subject to outstanding awards; (iii) the terms and conditions of any outstanding awards (including, without limitation, any applicable performance targets or criteria if any, to reflect certain changes in our capital structure with respect thereto); (iv) the grant or exercise price per share for any outstanding awards under the 2016 Plan; and (v) the number and kind of shares (or other securities or property) for which automatic grants are subsequently to be made to new and continuing non-employee directors. In addition, in the event of certain non-reciprocal transactions with our stockholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the 2016 Plan and outstanding awards. In the event of a change in control of our company (as defined in the 2016 Plan), to the extent that the surviving entity declines to continue, convert, assume or replace outstanding awards, then all such awards will become fully vested and exercisable in connection with the transaction. Upon or in anticipation of a change in control, the plan administrator may cause any outstanding awards to terminate at a specified time in the future and give the participant the right to exercise such awards during a period of time determined by the plan administrator in its sole discretion. Individual award agreements may provide for additional accelerated vesting and payment provisions.

Foreign Participants, Claw-Back Provisions, Transferability, and Participant Payments.    The plan administrator may modify award terms, establish subplans or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws or stock exchange rules of countries outside of the United States. All awards will be subject to the provisions of any claw-back policy implemented by us to the extent set forth in such claw-back policy or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the 2016 Plan are generally non-transferable prior to vesting, and are exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2016 Plan, the plan administrator may, in its discretion, accept cash or check, shares of our common stock that meet specified conditions, a “market sell order” or such other consideration as it deems suitable.

2016 Plan Amendment and Termination.    Our board may amend or terminate the 2016 Plan at any time; however, except in connection with certain changes in our capital structure, stockholder approval will be required for any amendment that increases the number of shares available under the 2016 Plan or the limit on the number of shares that may be granted or the amount that may be paid to a person in cash during a calendar year, “reprices” any stock option or SAR, or cancels any stock option or SAR in exchange for cash or another award when the option or SAR price per share exceeds the fair market value of the underlying shares. No award may be granted pursuant to the 2016 Plan after the tenth anniversary of the date on which our board adopts the 2016 Plan.

Senior Executive Annual Incentive Plan

On April 13, 2016, our board adopted the Novan, Inc. Senior Executive Annual Incentive Plan, or the Executive Annual Plan subject to approval of our stockholders. Upon completion of this offering, annual award opportunities for certain key employees, including our named executive officers, will be granted under the Executive Annual Plan. The following summary describes the material terms of the Executive Annual Plan.

Administration.    The Executive Annual Plan will be administered by the compensation committee of our board, or the Compensation Committee.

Eligibility.    Executive officers and other key employees of the company and its affiliates will be selected from time to time by the Compensation Committee to participate in the Executive Annual Plan.

Awards.    Award opportunities under the Executive Annual Plan will be granted by the Compensation Committee prior to, or within a specified period of time following the beginning of, the fiscal year of the Company (or other performance period selected by the Compensation Committee). The Compensation Committee will establish the performance criteria applicable to the award, the amount or amounts payable if the performance criteria are achieved, and such other terms as the Compensation Committee deems appropriate. The Executive Annual Plan permits the grant of awards that are intended to qualify as exempt performance-based compensation under Section 162(m) of the Code as well as awards that are not intended to so qualify.

Performance Criteria.    Awards under the Executive Annual Plan will be made based on, and subject to achieving, “performance criteria” established by the Compensation Committee. Performance criteria for awards intended to qualify as performance-based compensation for purposes of Section 162(m) of the Code are limited to the objectively determinable measures of performance relating to any or any combination of the following (i) net earnings or losses (either before or after one or more of the following: (A) interest, (B) taxes, (C) depreciation, (D) amortization and (E) non-cash equity-based compensation expense); (ii) gross or net sales or revenue or sales or revenue growth; (iii) net income (either before or after taxes); (iv) adjusted net income; (v) operating earnings or profit (either before or after taxes); (vi) cash flow (including, but not limited to, operating cash flow and free cash flow); (vii) return on assets or net assets; (viii) return on capital (or invested capital) and cost of capital; (ix) return on stockholders’ equity; (x) total stockholder return; (xi) return on sales; (xii) gross or net profit or operating margin; (xiii) costs, reductions in costs and cost control measures; (xiv) funds from operations or funds available for distributions; (xv) expenses; (xvi) working capital; (xvii) earnings or loss per share; (xviii) adjusted earnings or loss per share; (xix) price per share or dividends per share (or appreciation in and/or maintenance of such price or dividends); (xx) economic value added models or similar metrics; (xxi) regulatory achievements or compliance (including, without limitation, regulatory body approval for commercialization of a product); (xxii) implementation, completion or attainment of critical projects, processes or objectives relating to research, development, regulatory, commercial, or strategic milestones or developments; (xxiii) sales, unit volume or market share; (xxiv) licensing revenue; (xxv) brand recognition/acceptance, (xxvi) inventory turns or cycle time, (xxvii) strategic initiatives (including, without limitation, with respect to market penetration and spending efficiency, geographic business expansion, manufacturing, commercialization, production and productivity, customer satisfaction and growth, employee satisfaction, recruitment and maintenance of personnel, human resources management, supervision of litigation and other legal matters, information technology, strategic partnerships and transactions (including acquisitions, dispositions, joint ventures, in-licensing and out-licensing of intellectual property, and establishment of relationships with commercial entities with respect to the marketing, distribution and sale of Company products, and factoring transactions, research and development and related activity, financial or other capital raising transactions, operating efficiency, and asset quality); (xviii) financial ratios (including, without limitation, those measuring liquidity, activity, profitability or leverage); and (xxix) compound annual growth rate, any of which may be measured either in absolute terms or as compared to any incremental increase or decrease or as compared to results of a peer group or to market performance indicators or indices.

To the extent consistent with the requirements of Section 162(m), the Compensation Committee may establish that, in the case of any award intended to qualify as exempt performance-based compensation under Section 162(m), that one or more of the performance criteria applicable to such award be adjusted in an objectively determinable manner to reflect events occurring during the performance period of such award that affect the applicable performance criteria.

The Compensation Committee may provide that any bonuses paid under the Executive Annual Plan will be subject to the provisions of any claw-back policy implemented by us to the extent set forth in such claw-back policy.

Payment. A participant will be entitled to payment under an award only if all conditions to payment have been satisfied under the award. Following the close of the performance period, the Compensation Committee will determine (and, to the extent required by Section 162(m), certify) as to whether and to what extent the applicable performance criteria have been satisfied. The Compensation Committee will then determine the actual payment, if any, under each award.

Amendment and Termination. The Compensation Committee may amend or terminate the Executive Annual Plan at any time, provided that any amendment will be approved by the Company’s stockholders if required by Section 162(m) of the Code. The Executive Annual Plan will expire on the earliest to occur of 1) a material modification of the plan; 2) our annual stockholders meeting at which members of our board are to be elected that occurs after the close of the third calendar year following the calendar year in which occurred the first registration of our equity securities under Section 12 of the Exchange Act; or 3) such other date as required by Section 162(m) of the Code.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following includes a summary of transactions since January 1, 2014 to which we have been a party in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements, which are described in “Executive Compensation.” We also describe below certain other transactions with our directors, executive officers and stockholders.

Promissory Note and Preferred Stock Financings

Convertible Promissory Note Financing

In February 2014, we sold to investors in private placements an aggregate of $3,502,125 of convertible promissory notes, or the 2014 Notes, including $100,000 to F. Neal Hunter, the former chairman of our board and a greater than 5% stockholder, and $200,000 to John Palmour, a member of our board of directors. The 2014 Notes accrued interest at a rate of 8% per annum and were due and payable on the earlier of August 24, 2015 or the occurrence of a liquidating event. In the event of a qualified financing, at our sole election, the entire principal balance and a minimum of one year of accrued interest converted into shares of Mezzanine A preferred stock at 90% of the per share price of the Mezzanine A preferred stock issued.

Mezzanine A Preferred Stock Financing

On August 14, 2014, we entered into a Mezzanine A Preferred Stock Purchase Agreement to issue up to 1,853,253 shares of Mezzanine A preferred stock to investors at a price of $13.71 per share, and we entered into a First Amendment to the Mezzanine A Preferred Stock Purchase Agreement on March 27, 2015 to issue up to 3,677,622 shares of Mezzanine A preferred stock to investors at a price of $13.71 per share. On August 14, 2014 and August 28, 2014, we sold an aggregate of 118,161 shares of Mezzanine A preferred stock to F. Neal Hunter. On August 26, 2014 and January 16, 2015, we sold an aggregate of 53,972 and 7,294 shares of Mezzanine A preferred stock to John Palmour and W. Kent Geer, respectively, both members of our board of directors. On March 27, 2015, we sold 2,188,183 shares of Mezzanine A preferred stock to Malin Life Sciences Holding Limited, a greater than 5% stockholder. Each share of Mezzanine A preferred stock will convert into 0.833 shares of common stock upon the closing of this offering.

In August 2014, in connection with the Mezzanine A preferred stock issuance, a qualified financing, we elected to convert principal and interest under our 2014 Notes totaling $3,781,706 into 306,484 shares of Mezzanine A preferred stock.

Mezzanine B Preferred Stock Financing

On December 1, 2015, we entered into a Mezzanine B Preferred Stock Purchase Agreement to issue up to 2,269,289 shares of Mezzanine B preferred stock to investors at a price of $26.44 per share. On December 18, 2015, we sold 11,347 shares of Mezzanine B preferred stock to Mr. Palmour. Each share of Mezzanine B preferred stock will convert into 0.833 shares of common stock upon the closing of this offering.

Stock Option Grants to Executive Officers and Directors

We have granted stock options to our executive officers and certain of our directors as more fully described in “Executive Compensation.”

The Separation Transaction

On December 30, 2015, we completed a separation transaction of our non-dermatological assets, as more fully described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—The Separation Transaction” and “Business - Intellectual Property.” In order to effectuate the transaction, we distributed all of the outstanding member interests of KNOW Bio, formed for the purpose of giving effect to the transaction, pro rata to our stockholders.

Consulting Agreement

In January 2008, as amended on November 2, 2010, January 30, 2015 and March 1, 2015, we entered into a consulting agreement with Dr. Mark Schoenfisch, our co-founder and a former director, pursuant to which we agreed to pay Dr. Schoenfisch annual compensation from January 2008 through March 1, 2015 and thereafter quarterly compensation for his services to our company. The total compensation expense for the years ended December 31, 2014 and 2015 was $25,000 and $87,500, respectively. The consulting agreement was terminated on February 1, 2016 in connection with the Separation Transaction. For more information regarding the compensation paid to Dr. Schoenfisch, see “Executive and Director Compensation—Director Compensation”.

Seventh Amended and Restated Stockholders Agreement

In connection with the Mezzanine B Preferred Stock Financing, on December 1, 2015, we entered into the Seventh Amended and Restated Stockholders Agreement with the holders of all our then-outstanding shares of preferred stock including certain of our executive officers, directors, and greater than 5% stockholders. The agreement provides that these holders will have the right to include their shares of stock within the scope of any registration rights granted to any investor or equity holder of the Company pursuant to a future agreement.

Stock Repurchase

In April 2016, we entered into a Stock Sale and Purchase Agreement with Nathan Stasko, Ph.D., our President and Chief Executive Officer, pursuant to which we paid $155,268 to repurchase 9,500 shares of our voting common stock.

Employment Agreements

We plan to enter into employment agreements with our named executive officers. For more information regarding the agreements with our named executive officers, see “Executive Compensation—Arrangements with our Named Executive Officers.”

Participation in this Offering

Certain of our existing greater than 5% stockholders, directors and their affiliated entities will purchase shares of our common stock in this offering at the initial public offering price.

Limitation of Liability and Indemnification

Our amended and restated certificate of incorporation and our amended and restated bylaws, each of which will be effective upon the closing of this offering, will provide that we will indemnify our directors and officers to the fullest extent permitted under Delaware law, which prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation and our amended and restated bylaws will also provide that if Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation and our amended and restated bylaws will also provide that we shall have the power to indemnify our employees and agents to the fullest extent permitted by law. Our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether we would have the power to indemnify such person against such expense, liability or loss under the General Corporation Law of the State of Delaware. We have obtained directors’ and officers’ liability insurance.

In connection with this offering, we intend to enter into separate indemnification agreements with our directors and executive officers, in addition to indemnification provided for in our amended and restated certificate of incorporation and amended and restated bylaws. These agreements, among other things, provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by this person in any action or proceeding arising out of this person’s services as a director or executive officer or at our request. We believe that these provisions in our amended and restated certificate of incorporation and amended and restated bylaws and indemnification agreements are necessary to attract and retain qualified persons as directors and executive officers.

The above description of the indemnification provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and our indemnification agreements is not complete and is qualified in its entirety by reference to these documents, each of which is filed as an exhibit to this registration statement to which this prospectus forms a part.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Policies and Procedures for Related Party Transactions

Our board of directors has adopted a written related person transaction policy, to be effective upon the closing of this offering, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 in any fiscal year and a related person had, has or will have a direct or indirect material interest, including without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

PRINCIPAL STOCKHOLDERS

The following table presents information as to the beneficial ownership of our common stock as of June 30, 2016, for:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•	each named executive officer;

•	each of our director nominees; and

•	all executive officers and directors as a group.

The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. Applicable percentage ownership is based on 11,223,659 shares of common stock outstanding as of June 30, 2016, assuming the conversion of all outstanding shares of preferred stock and non-voting common stock into common stock. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options held by such person that are currently exercisable or will become exercisable within 60 days of June 30, 2016 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. Unless otherwise indicated, the address of each of the individuals and entities named below is c/o Novan, Inc., 4222 Emperor Boulevard, Suite 200, Durham, NC 27703. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

Certain of our existing greater than 5% stockholders, directors and their affiliated entities have indicated an interest in purchasing our common stock in this offering at the initial public offering price. The following table does not reflect purchases by these existing stockholders or their affiliated entities. The number of shares of common stock beneficially owned after this offering and the percentage of common stock beneficially owned after this offering will increase from that set forth in the table below.

		Percentage of Shares Beneficially Owned
Name and Address of Shares Beneficially Owned	Number of Shares Beneficially Owned Before and After the Offering	Before the Offering	After the Offering
5% Stockholders:
Malin Life Sciences Holdings Limited(1)	1,823,485	16.25%	11.90%
F. Neal Hunter(2)	1,552,069	13.83%	10.13%
Mark Schoenfisch(3)	833,332	7.42%	5.44%

Directors and Named Executive Officers:
Nathan Stasko, Ph.D(4)	873,833	7.79%	5.70%
Richard Peterson(5)	29,166	*	*
Brian Johnson(6)	20,831	*	*
Robert Ingram(7)	147,777	1.32%	*
W. Kent Geer(8)	16,077	*	*
Robert J. Keegan(9)	63,035	*	*
G. Kelly Martin	0	*	*
Sean Murphy	0	*	*
John Palmour(10)	516,443	4.60%	3.37%
All directors and named executive officers as a group (9 persons)(11)	1,667,162	14.85%	10.88%

*	Represents beneficial ownership of less than one percent.

footnotes continued on following page

(1)

Consists of shares issuable upon conversion of 2,188,183 shares of Mezzanine A preferred stock. Malin Life Sciences Holdings Limited is a wholly owned subsidiary of Malin Corporation plc. Malin Corporation plc may be deemed to beneficially own the shares and may be deemed to share voting and dispositive power over these shares. The mailing address of Malin Life Sciences Holdings Limited is 2 Harbour Square, Crofton Road, Dun Laoghaire, Co., Dublin, Ireland.

(2)

Includes shares issuable upon conversion of (i) 118,161 shares of Mezzanine A preferred stock, (ii) 104,440 shares of Series 4 preferred stock, (iii) 178,663 shares of Series 3 preferred stock, (iv) 455,169 shares of Series 2 preferred stock, (v) 395,926 shares of Series 1 preferred stock, (vi) 286,968 shares of Series 1 preferred stock held by T.D.H. One, LLC, (vii) 286,968 shares of Series 1 preferred stock held by T.D.H. Two, LLC. Also includes options to purchase 30,159 shares of common stock exercisable within 60 days of June 30, 2016. Mr. Hunter is the manager and majority equity holder of T.D.H. One, LLC and T.D.H. Two, LLC and has voting and investment power over such shares of preferred stock held by T.D.H. One, LLC and T.D.H. Two, LLC.

(3)	Based on (i) 41,666 shares of common stock and (ii) 791,666 shares of common stock held by The Schoenfisch Living Trust, with Dr. Schoenfisch as trustee.
(4)	Based on 823,833 shares of common stock and options to purchase 50,000 shares of common stock that are exercisable within 60 days of June 30, 2016.
(5)	Based on options to purchase 29,166 shares of common stock that are exercisable within 60 days of June 30, 2016.
(6)	Based on 12,500 shares of common stock and options to purchase 8,331 shares of common stock that are exercisable within 60 days of June 30, 2016.
(7)

Consists of (i) shares issuable upon conversion of 33,333 shares of Series 4 preferred stock and (ii) 120,000 shares of common stock, of which 90,000 shares are held in three irrevocable trust agreements between Mr. Ingram and Santo J. Costa, as trustee, for the benefit of relatives of Mr. Ingram.

(8)

Consists of (i) shares issuable upon conversion of 7,294 shares of Mezzanine A preferred stock, (ii) 4,750 shares of common stock and (iii) options to purchase 5,249 shares of common stock that are exercisable within 60 days of June 30, 2016.

(9)	Consists of shares issuable upon conversion of 75,643 shares of Mezzanine B Preferred Stock held by Robert J. Keegan Trust, with Mr. Keegan as trustee.
(10)

Consists of shares issuable upon conversion of (i) 11,347 shares of Mezzanine B preferred stock, (ii) 53,972 shares of Mezzanine A preferred stock, (iii) 183,334 shares of Series 4 preferred stock, (iv) 41,231 shares of Series 3 preferred stock, (v) 329,850 shares of Series 3 preferred stock held by Palmour 2012 Irrevocable Children’s Trust, with Mr. Palmour as trustee.

(11)

Consists of (i) 1,574,416 common shares held, or common shares issuable upon conversion of preferred stock, of record by our current named executive officers and directors and (ii) options to purchase 92,746 shares of common stock exercisable within 60 days of June 30, 2016.

DESCRIPTION OF CAPITAL STOCK

Capital Structure

The following description of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will be in effect upon the closing of this offering. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of our common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

General

Upon the closing of this offering, our authorized capital stock will consist of 210,000,000 shares, all with a par value of $0.0001 per share,

of which:

•	200,000,000 shares are designated as common stock; and

•	10,000,000 shares are designated as preferred stock.

Common stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of any series of preferred stock that we may designate and issue in the future.

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our amended and restated certificate of incorporation that will become effective upon the closing of this offering, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third-party to acquire, or could discourage a third-party from seeking to acquire, a majority of our outstanding voting stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Stock Options

As of June 30, 2016, options to purchase 612,066 shares of our common stock, at a weighted average exercise price per share of $9.22, were outstanding under the 2008 Plan. See “Executive Compensation— Equity Compensation Plans”

Anti-Takeover Provisions

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the voting power of our shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws to be effective upon the closing of this offering will provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by consent in writing. A special meeting of stockholders may be called only by a majority of our board of directors, the chair of our board of directors, our president or our chief executive officer.

Our amended and restated certificate of incorporation will further provide that, immediately after this offering, the affirmative vote of holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then outstanding shares of voting stock, voting as a single class, will be required to amend certain provisions of our certificate of incorporation, including provisions relating to the size of the board, removal of directors, special meetings, actions by written consent and cumulative voting. The affirmative vote of holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then outstanding shares of voting stock, voting as a single class, will be required to amend or repeal our bylaws, although our bylaws may be amended by a simple majority vote of our board of directors.

Our amended and restated certificate of incorporation will further provide that our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered terms.

Finally, our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for:(i) any derivative action or proceeding brought on behalf of us; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees or agents to us or our stockholders; (iii) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law or our amended and restated certificate of incorporation or amended and restated bylaws; or (iv) any action asserting a claim against us governed by the internal affairs doctrine. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in such action.

The foregoing provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of our company by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change the control of our company.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of our Company. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy rights. However, these provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in control of our Company or our management. As a consequence, these provisions also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the General Corporation Law of the State of Delaware, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.

Limitations on Liability and Indemnification

See the section of this prospectus entitled “Certain Relationships and Related Party Transactions—Limitation of Liability and Indemnification.”

Listing

Our common stock has been approved for listing on The NASDAQ Global Market under the trading symbol “NOVN”.

Transfer Agent and Registrar

Upon the closing of this offering, the transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, LLC.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market, including shares issued upon exercise of outstanding options, or the anticipation of these sales, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of equity securities.

As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares outstanding as of June 30, 2016, and after giving effect to the conversion of our outstanding preferred stock into an aggregate of 8,776,269 shares of common stock upon the completion of this offering and the conversion of our non-voting common stock into an aggregate of 191,052 shares of common stock upon the completion of this offering, 15,323,659 shares of common stock will be outstanding, or 15,938,659 shares of common stock if the underwriters exercise their option to purchase additional shares in full. All of the shares sold in this offering will be freely tradable unless purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act. The remaining outstanding shares of our common stock will be “restricted securities” as that term is defined under Rule 144 of the Securities Act.

As a result of the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, the shares of common stock that will be deemed restricted securities after this offering will be available for sale in the public market as follows:

•	no shares will be available for sale until 180 days after the date of this prospectus, subject to certain limited exceptions provided for in the lock-up agreements; and

•

11,223,659 shares, plus any shares purchased by our affiliates in this offering, will be eligible for sale beginning more than 180 days after the date of this prospectus, subject, in the case of shares held by our affiliates, to the volume limitations under Rule 144.

Rule 144

In general, under Rule 144, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who has beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell those securities provided (1) that such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (2) that we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale and are current in filing our periodic reports. Additionally, a person who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner other than one of our affiliates, and who is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days before the sale, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available. Persons who have beneficially owned restricted shares of common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of (a) 1% of the number of shares of our common stock then outstanding, which will equal approximately 153,000 shares of our common stock immediately after this offering, based on the number of shares of our common stock outstanding as of June 30, 2016, and (b) the average weekly trading volume of our common stock on The NASDAQ Global Market during the four calendar weeks preceding the filing of a Notice of Proposed Sale of Securities pursuant to Rule 144 with respect to the sale. Such sales by affiliates must also comply with the manner of sale and notice provisions of Rule 144 and to the availability of current public information about us.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement, the restrictions regarding volume of such shares and restrictions regarding the availability of public information about us. Any of our employees, executive officers or directors, consultants or advisors, other than our affiliates who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-Up Agreements

In connection with this offering, our officers and directors, substantially all of our stockholders, and option holders, have each entered into a lock-up agreement with the underwriters of this offering that restricts the sale of shares of our common stock by those parties for a period of 180 days after the date of this prospectus without the prior written consent of Piper Jaffray & Co., on behalf of the underwriters. Piper Jaffray & Co. may, in its sole discretion, choose to release any or all of the shares of our common stock subject to these lock-up agreements at any time prior to the expiration of the lock-up period without notice. For more information, see “Underwriting.”

Equity Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issued or issuable under our stock plans. We expect to file the registration statement covering shares offered pursuant to our stock plans shortly after the date of this prospectus, permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market, subject to compliance with the resale provisions of Rule 144 and expiration or release from the terms of the lock-up agreements described above.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation; and

•	tax-qualified retirement plans.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR

SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form

W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock, and will apply to payments of gross proceeds from the sale or other disposition of such stock on or after January 1, 2019.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING

We and the underwriters for the offering named below have entered into an underwriting agreement with respect to the shares of common stock being offered. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase from us the number of shares of common stock set forth opposite its name below. Piper Jaffray & Co. is the representative of the underwriters.

Underwriter	Number of Shares
Piper Jaffray & Co.	2,952,000
JMP Securities LLC	574,000
Wedbush Securities Inc.	574,000

Total	4,100,000

The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters have agreed, severally and not jointly, to purchase all of the shares of common stock sold under the underwriting agreement if any of these shares are purchased, other than those shares covered by the overallotment option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters are offering the shares of common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Certain of our existing security holders and their affiliated entities and other entities have agreed to purchase approximately $18 million of common stock in this offering at the initial public offering price. The underwriters will receive the same underwriting discount on the shares purchased by these entities as they will on the other shares sold to the public in this offering.

Option to Purchase Additional Shares

We have granted to the underwriters an option to purchase up to an additional 615,000 shares of common stock at the public offering price, less the underwriting discount, in this offering of common stock. This option is exercisable for a period of 30 days. The underwriters may exercise this option solely for the purpose of covering overallotments, if any, made in connection with the sale of common stock offered hereby. To the extent that the underwriters exercise this option, the underwriters will purchase additional shares from us in approximately the same proportion as shown in the table above.

Discounts and Commissions

The following table shows the public offering price, underwriting discount and proceeds, before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ overallotment option.

We estimate that the total expenses of this offering of common stock, excluding underwriting discounts and commissions, will be approximately $3.0 million and are payable by us. We have also agreed to reimburse the underwriters for certain of their expenses as set forth in the underwriting agreement, in an amount of $450,000, which amount is deemed to be underwriting compensation by FINRA.

	Total
	Per Share	Without Overallotment	With Overallotment
Initial public offering price	$11.00	$45,100,000	$51,865,000
Underwriting discounts and commissions	0.77	3,157,000	3,630,550

Proceeds, before expenses, to Novan	$10.23	$41,943,000	$48,234,450

The underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus. The underwriters may offer the shares of common stock to securities dealers at the public offering price less a concession not in excess of $0.462 per share. If all of the shares are not sold at the public offering price, the underwriters may change the offering price and other selling terms. Sales of shares of common stock made outside of the United States may be made by affiliates of certain of the underwriters. Certain of the underwriters may sell shares to the public through one or more of their affiliates as selling agents.

Discretionary Accounts

The underwriters do not intend to confirm sales of the shares of common stock to any accounts over which they have discretionary authority.

Market Information

Prior to this offering, there has been no public market for shares of our common stock. The initial public offering price has been determined by negotiations between us and the representative of the underwriters. In addition to prevailing market conditions, the factors considered in these negotiations include:

•	the history of, and prospects for, our company and the industry in which we compete;

•	our past and present financial information;

•	an assessment of our management; its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for our common stock may not develop, or if such a market develops, may not be sustained. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

Our common stock has been approved for listing on The NASDAQ Global Market under the symbol “NOVN”.

Price Stabilization, Short Positions and Penalty Bids

In connection with this offering of common stock, the underwriters may engage in stabilizing transactions, overallotment transactions, syndicate covering transactions, penalty bids and purchases to cover positions created by short sales.

•

Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

•

Overallotment transactions involve sales by the underwriters of shares of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the overallotment option. In a naked short position, the number of shares involved is greater than the number of shares in the overallotment option. The underwriters may close out any short position by exercising their overallotment option or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the overallotment option. If the underwriters sell more shares than could be covered by exercise of the overallotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of shares of our common stock. These transactions may be effected on The NASDAQ Global Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Lock-Up Agreements

Pursuant to certain “lock-up” agreements, we and our executive officers, directors and substantially all of our stockholders and option holders, have agreed, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic consequence of ownership of, directly or indirectly, or make any demand or request or exercise any right with respect to the registration of, or file with the SEC a registration statement under the Securities Act relating to, any common stock or securities convertible into or exchangeable or exercisable for any common stock without the prior written consent of Piper Jaffray & Co., for a period of 180 days after the date of the underwriting agreement.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. The lock-up agreements include customary exceptions.

Piper Jaffray & Co., in its sole discretion, may release our common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release our common stock and other securities from lock-up agreements, Piper Jaffray & Co. will consider, among other factors, the holder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time of the request. In the event of such a release or waiver for one of our directors or officers, Piper Jaffray & Co. shall provide us with notice of the impending release or waiver at least three business days before the effective date of such release or waiver, and we will announce the impending release or waiver by issuing a press release at least two business days before the effective date of the release or waiver.

Electronic Offer, Sale and Distribution of Shares

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Other Relationships

Certain of the underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us and our affiliates for which they have received, and may in the future receive, customary fees.

Selling Restrictions

No action has been taken in any jurisdiction except the United States that would permit a public offering of our common stock, or the possession, circulation or distribution of this prospectus or any other material relating to us or our common stock in any jurisdiction where action for that purpose is required. Accordingly, the shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Canada

The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

United Kingdom

Each of the underwriters has, separately and not jointly, represented and agreed that:

•

it has not made or will not make an offer of the securities to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended), or the FSMA, except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or FSA;

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to us; and

•	it has complied with and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

Switzerland

The securities will not be offered, directly or indirectly, to the public in Switzerland and this prospectus does not constitute a public offering prospectus as that term is understood pursuant to article 652a or 1156 of the Swiss Federal Code of Obligations.

Israel

In the State of Israel, this prospectus shall not be regarded as an offer to the public to purchase shares of common stock under the Israeli Securities Law, 5728 – 1968, which requires a prospectus to be published and authorized by the Israel Securities Authority, if it complies with certain provisions of Section 15 of the Israeli Securities Law, 5728 – 1968, including, inter alia, if:(i) the offer is made, distributed or directed to not more than 35 investors, subject to certain conditions (the “Addressed Investors”); or (ii) the offer is made, distributed or directed to certain qualified investors defined in the First Addendum of the Israeli Securities Law, 5728 – 1968, subject to certain conditions (the “Qualified Investors”). The Qualified Investors shall not be taken into account in the count of the Addressed Investors and may be offered to purchase securities in addition to the 35 Addressed Investors. The company has not and will not take any action that would require it to publish a prospectus in accordance with and subject to the Israeli Securities Law, 5728 – 1968. We have not and will not distribute this prospectus or make, distribute or direct an offer to subscribe for our common stock to any person within the State of Israel, other than to Qualified Investors and up to 35 Addressed Investors.

Qualified Investors may have to submit written evidence that they meet the definitions set out in of the First Addendum to the Israeli Securities Law, 5728 – 1968. In particular, we may request, as a condition to be offered common stock, that Qualified Investors will each represent, warrant and certify to us or to anyone acting on our behalf:(i) that it is an investor falling within one of the categories listed in the First Addendum to the Israeli Securities Law, 5728 – 1968; (ii) which of the categories listed in the First Addendum to the Israeli Securities Law, 5728 – 1968 regarding Qualified Investors is applicable to it; (iii) that it will abide by all provisions set forth in the Israeli Securities Law, 5728 – 1968 and the regulations promulgated thereunder in connection with the offer to be issued common stock; (iv) that the shares of common stock that it will be issued are, subject to exemptions available under the Israeli Securities Law, 5728 – 1968:(a) for its own account; (b) for investment purposes only; and (c) not issued with a view to resale within the State of Israel, other than in accordance with the provisions of the Israeli Securities Law, 5728 – 1968; and (v) that it is willing to provide further evidence of its Qualified Investor status. Addressed Investors may have to submit written evidence in respect of their identity and may have to sign and submit a declaration containing, inter alia, the Addressed Investor’s name, address and passport number or Israeli identification number.

European Economic Area

In relation to each Member State of the European Economic Area, or the EEA, which has implemented the European Prospectus Directive (each, a “Relevant Member State”), an offer of our shares may not be made to the public in a Relevant Member State other than:

•	to any legal entity which is a qualified investor, as defined in the European Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the European Prospectus Directive), subject to obtaining the prior consent of the relevant dealer or dealers nominated by us for any such offer; or

•	in any other circumstances falling within Article 3(2) of the European Prospectus Directive;

provided that no such offer of our shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the European Prospectus Directive or supplement prospectus pursuant to Article 16 of the European Prospectus Directive.

For the purposes of this description, the expression an “offer to the public” in relation to the securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that Relevant Member State by any measure implementing the European Prospectus Directive in that member state, and the expression “European Prospectus Directive” means Directive 2003/71/EC (and amendments hereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on our behalf, other than offers made by the underwriters and their respective affiliates, with a view to the final placement of the securities as contemplated in this document. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of shares on our behalf or on behalf of the underwriters.

Hong Kong

The contents of this document have not been reviewed or approved by any regulatory authority in Hong Kong. This document does not constitute an offer or invitation to the public in Hong Kong to acquire shares. Accordingly, unless permitted by the securities laws of Hong Kong, no person may issue or have in its possession for the purposes of issue, this document or any advertisement, invitation or document relating to the shares, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong other than in relation to shares which are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” (as such term is defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) (“SFO”) and the subsidiary legislation made thereunder); or in circumstances which do not result in this document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong) (“CO”); or which do not constitute an offer or an invitation to the public for the purposes of the SFO or the CO. The offer of the shares is personal to the person to whom this document has been delivered, and a subscription for shares will only be accepted from such person. No person to whom a copy of this document is issued may issue, circulate or distribute this document in Hong Kong, or make or give a copy of this document to any other person. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor pursuant to Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (“SFA”), (ii) to a relevant person (as defined in Section 275(2) of the SFA), or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased pursuant to an offer made in reliance on Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor;

shares, debentures and units of shares, and debentures of that corporation, or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except:

(1)	to an institutional investor or to a relevant person (as defined in Section 275(2) of the SFA), or any person pursuant to Section 275(1A) of the SFA (in the case of that corporation) or Section 276(4)(i)(B) of the SFA (in the case of that trust);

(2)	where no consideration is or will be given for the transfer; or

(3)	where the transfer is by operation of law.

LEGAL MATTERS

The validity of the issuance of our common stock offered in this prospectus will be passed upon for us by Latham & Watkins LLP, New York, New York. Cooley LLP, New York, New York, is acting as counsel for the underwriters in connection with this offering. Certain legal matters will be passed upon for us by Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.

EXPERTS

The financial statements as of December 31, 2014 and December 31, 2015, and for each of the two years in the period ended December 31, 2015 included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to Novan, Inc. and the shares of our common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract, agreement or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract, agreement or other document filed as an exhibit to the registration statement. A copy of the registration statement of which this prospectus is a part and the exhibits and schedules filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street N.E., Room 1580, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices or by written request to the SEC upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800- SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. You may access the registration statement of which this prospectus is a part at the SEC’s internet website: is www.sec.gov.

We maintain a website at www.novan.com. The reference to our website address does not constitute incorporation by reference of the information contained on our website, and you should not consider the contents of our website in making an investment decision with respect to our common stock.

You may also request a copy of these filings, at no cost to you, by writing or telephoning us at the following address:

Novan, Inc.

4222 Emperor Boulevard, Suite 200

Durham, NC 27703

Attention: Chief Financial Officer

(919) 485-8080

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Novan, Inc.:

In our opinion, the accompanying balance sheets and the related statements of operations and comprehensive loss, of convertible preferred stock and stockholders’ deficit and of cash flows present fairly, in all material respects, the financial position of Novan, Inc. at December 31, 2014 and December 31, 2015, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered losses from operations and has an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regards to these matters are also described in Note 1. The financial statements do not contain any adjustments that might result from the outcome of this uncertainty.

/s/PricewaterhouseCoopers LLP

Raleigh, North Carolina

March 9, 2016, except for the effects of the reverse stock split as described in Note 13 to the consolidated financial statements, as to which the date is September 8, 2016

NOVAN, INC.

Consolidated Balance Sheets

(in thousands, except share and per-share amounts)

	As of December 31,		As of June 30, 2016	Pro forma as of June 30, 2016
	2014	2015
			(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$7,419	$45,688	$19,602	$19,602
Deferred offering costs	—	309	2,022	2,022
Prepaid expenses and other current assets	331	936	897	897
Current assets of discontinued operations	244	—	—	—

Total current assets	7,994	46,933	22,521	22,521
Restricted cash	—	539	540	540
Intangible assets	—	—	75	75
Property and equipment, net	1,918	2,344	9,598	9,598
Long-term assets of discontinued operations	15	—	—	—

Total assets	$9,927	$49,816	$32,734	$32,734

LIABILITIES CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$947	$1,626	$1,476	$1,476
Accrued compensation	278	1,047	1,486	1,486
Accrued outside research and development services	251	1,088	6,222	6,222
Accrued legal and professional fees	3	512	944	944
Other accrued expenses	133	534	1,487	1,487
Deferred rent	55	25	7	7
Capital lease obligation, current portion	6	6	6	6
Current liabilities of discontinued operations	94	257	—	—

Total current liabilities	1,767	5,095	11,628	11,628
Capital lease obligation, net of current portion	10	4	1	1
Facility financing obligation	—	—	5,139	5,139

Total liabilities	1,777	5,099	16,768	16,768

Commitments and contingencies (Notes 3, 4 and 6)
Mezzanine B convertible preferred stock, $0.0001 par value, no shares designated, issued or outstanding at December 31, 2014; 5,000,000 shares designated and 1,242,069 shares issued and outstanding as of December 31, 2015 and June 30, 2016 (unaudited); liquidation preference of $32,840 as of December 31, 2015 and June 30, 2016 (unaudited); no shares issued and outstanding as of June 30, 2016 pro forma (unaudited)	—	32,840	32,840	—
Mezzanine A convertible preferred stock, $0.0001 par value, 1,853,253 shares designated and 1,178,802 shares issued and outstanding as of December 31, 2014; 3,677,622 shares designated, issued and outstanding as of December 31, 2015 and June 30, 2016 (unaudited); liquidation preference of $16,161 and $50,420 as of December 31, 2014 and 2015 and June 30, 2016 (unaudited); no shares issued and outstanding as of June 30, 2016 pro forma (unaudited)	16,161	50,420	50,420	—
Series 4 convertible preferred stock, $0.0001 par value; 1,833,333 shares designated, issued and outstanding as of December 31, 2014 and 2015 and June 30, 2016 (unaudited); liquidation preference of $11,000 as of December 31, 2014 and 2015 and June 30, 2016 (unaudited); no shares issued and outstanding as of June 30, 2016 pro forma (unaudited)	11,000	11,000	11,000	—

	As of December 31, 2014	As of December 31, 2015	As of June 30, 2016	Pro forma as of June 30, 2016
			(unaudited)	(unaudited)
Series 3 convertible preferred stock, $0.0001 par value; 1,349,382 shares designated as of December 31, 2014 and 2015 and June 30, 2016 (unaudited); 1,322,570 shares issued and outstanding as of December 31, 2014 and 2015 and June 30, 2016 (unaudited); liquidation preference of $7,538 as of December 31, 2014 and 2015 and June 30, 2016 (unaudited); no shares issued and outstanding as of June 30, 2016 pro forma (unaudited)	7,538	7,538	7,538	—
Series 2 convertible preferred stock, $0.0001 par value; 1,226,242 shares designated, issued and outstanding as of December 31, 2014 and 2015 and June 30, 2016 (unaudited); liquidation preference of $2,000 as of December 31, 2014 and 2015 and June 30, 2016 (unaudited); no shares issued and outstanding as of June 30, 2016 pro forma (unaudited)	2,000	2,000	2,000	—
Series 1 convertible preferred stock, $0.0001 par value; 1,229,862 shares designated, issued and outstanding as of December 31, 2014 and 2015 and June 30, 2016 (unaudited); aggregate liquidation preference of $1,000 as of December 31, 2014 and 2015 and June 30, 2016 (unaudited); no shares issued and outstanding as of June 30, 2016 pro forma (unaudited)	1,000	1,000	1,000	—
Stockholders’ equity (deficit):
Voting common stock $0.0001 par value; 15,000,000 shares authorized as of December 31, 2014; 22,000,000 shares authorized as of December 31, 2015 and June 30, 2016 (unaudited); 2,044,815, 2,235,838 and 2,265,838 shares issued as of December 31, 2014 and 2015 and June 30, 2016 (unaudited); 2,044,815, 2,235,838 and 2,256,338 shares outstanding as of December 31, 2014 and 2015 and June 30, 2016 (unaudited); 200,000,000 shares authorized and 11,233,159 shares issued and 11,223,659 shares outstanding as of June 30, 2016 pro forma (unaudited)	—	—	—	1
Non-voting common stock $0.0001 par value; 229,263 shares authorized, 191,052 shares issued and outstanding as of December 31, 2014 and 2015 and June 30, 2016 (unaudited); no shares authorized issued and outstanding as of June 30, 2016 pro forma (unaudited)	—	—	—	—
Additional paid-in-capital	400	3,253	3,821	108,618
Treasury Stock at cost, 0 shares at December 31, 2014 and 2015 and 9,500 shares at June 30, 2016 (unaudited) and June 30, 2016 pro forma (unaudited)	—	—	(155)	(155)
Accumulated deficit	(29,949)	(63,334)	(92,498)	(92,498)

Total stockholders’ equity (deficit)	(29,549)	(60,081)	(88,832)	15,966

Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$9,927	$49,816	$32,734	$32,734

The accompanying notes are an integral part of these consolidated financial statements

NOVAN, INC.

Consolidated Statements of Operations and Comprehensive Loss

(in thousands, except share and per share amounts)

	Year Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
			(unaudited)	(unaudited)
Government research contracts and grants revenue	$112	$—	$—	$—

Operating expenses:
Research and development	6,770	16,569	6,698	22,373
General and administrative	5,170	9,265	3,409	6,834

Total operating expenses	11,940	25,834	10,107	29,207

Operating loss	(11,828)	(25,834)	(10,107)	(29,207)

Other income (expense):
Interest income	58	48	2	34
Interest expense	(701)	(1)	(1)	—
Change in fair value of warrant liability	(641)	—	—	—
Other income (expense), net	9	1	(1)	9

Total other income (expense)	(1,275)	48	0	43

Loss from continuing operations	(13,103)	(25,786)	(10,107)	(29,164)
Income (loss) from discontinued operations	1,715	(2,274)	(711)	—

Net loss and comprehensive loss	$(11,388)	$(28,060)	$(10,818)	$(29,164)

Income (loss) per share, basic and diluted:
Continuing operations	$(5.95)	$(11.36)	$(4.50)	$(11.92)
Discontinued operations	0.78	(1.01)	(0.32)	—

Net loss per share, basic and diluted	$(5.17)	$(12.37)	$(4.82)	$(11.92)

Weighted-average common shares outstanding, basic and diluted	2,203,278	2,269,124	2,244,099	2,447,067

Pro forma loss per share, basic and diluted:
Continuing operations (unaudited)		$(2.68)		$(2.61)
Discontinued operations (unaudited)		(0.24)		—

Pro forma net loss per share, basic and diluted (unaudited)		$(2.92)		$(2.61)

Pro forma weighted-average common shares outstanding, basic and diluted (unaudited)		9,625,344		11,175,182

The accompanying notes are an integral part of these consolidated financial statements

NOVAN, INC.

Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit

(in thousands, except share amounts)

	Convertible Preferred Stock												Common Stock				Additional Paid in Capital	Treasury Stock	Accumulated Deficit	Total
	Mezzanine B		Mezzanine A		Series 4		Series 3		Series 2		Series 1		Voting		Non-voting
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2013	—	$—	—	$—	1,833,333	$11,000	1,226,935	$6,135	1,226,242	$2,000	1,229,862	$1,000	1,977,384	$—	191,052	$—	$176	—	$(18,561)	$(18,385)
Share-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	177	—	—	177
Exercise of stock options	—	—	—	—	—	—	—	—	—	—	—	—	67,431	—	—	—	47	—	—	47
Exercise of Series 3 preferred stock warrants	—	—	—	—	—	—	95,635	1,403	—	—	—	—	—	—	—	—	—	—	—	—
Beneficial conversion of notes payable	—	—	—	420	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of notes payable	—	—	306,484	3,782	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of Mezzanine A preferred stock	—	—	872,318	11,959	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(11,388)	(11,388)

Balance as of December 31, 2014	—	—	1,178,802	16,161	1,833,333	11,000	1,322,570	7,538	1,226,242	2,000	1,229,862	1,000	2,044,815	—	191,052	—	400	—	(29,949)	(29,549)
Share-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	2,385	—	—	2,385
Exercise of stock options	—	—	—	—	—	—	—	—	—	—	—	—	191,023	—	—	—	468	—	—	468
Issuance of Mezzanine A preferred stock	—	—	2,498,820	34,259	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of Mezzanine B preferred stock	1,242,069	32,840	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Distribution of KNOW Bio, LLC	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(5,325)	(5,325)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(28,060)	(28,060)

Balance as of December 31, 2015	1,242,069	$32,840	3,677,622	$50,420	1,833,333	$11,000	1,322,570	$7,538	1,226,242	$2,000	1,229,862	$1,000	2,235,838	$—	191,052	$—	$3,253	$—	(63,334)	(60,081)
Share-based compensation (unaudited)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	534	—	—	534
Exercise of stock options (unaudited)	—	—	—	—	—	—	—	—	—	—	—	—	30,000	—	—	—	34	—	—	34
Common stock repurchase (unaudited)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(155)	—	(155)
Net loss (unaudited)	—	—	—	—	—	—	—	—	—	—	—	—	(9,500)	—	—	—	—	—	(29,164)	(29,164)

Balance as of June 30, 2016 (unaudited)	1,242,069	$32,840	3,677,622	$50,420	1,833,333	$11,000	1,322,570	$7,538	1,226,242	$2,000	1,229,862	$1,000	2,256,338	$—	191,052	$—	$3,821	$(155)	$(92,498)	$(88,832)

The accompanying notes are an integral part of these consolidated financial statements

NOVAN, INC.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
Cash flow from operating activities:
Net loss	$(11,388)	$(28,060)	$(10,818)	$(29,164)
(Income) loss from discontinued operations	(1,715)	2,274	711	—
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	462	631	289	388
Share-based compensation	177	1,974	479	534
Non-cash interest income	(58)	—	—	—
Non-cash interest expense	700	—	—	—
Increase in fair value of warrant liability	641	—	—	—
Loss (gain) on disposal of property and equipment	—	8	—	(2)
Changes in operating assets and liabilities:
Contracts and grants receivable	519	—	—	—
Prepaid expenses and other current assets	(278)	(604)	69	39
Accounts payable	338	825	439	(289)
Accrued compensation	61	769	138	439
Accrued outside research and development services	251	837	143	5,133
Accrued legal and professional fees	3	200	49	(98)
Accrued expenses	(92)	411	14	977
Other	(22)	(30)	(14)	(18)

Net cash used in continuing operating activities	(10,401)	(20,765)	(8,501)	(22,061)

Net cash provided by (used in) discontinued operating activities	1,798	(1,427)	(423)	(257)

Net cash used in operating activities	(8,603)	(22,192)	(8,924)	(22,318)

Cash flow from investing activities:
Purchases of property and equipment	(772)	(1,212)	(760)	(2,333)
Purchase of intangible asset	—	—	—	(75)
Cash restricted to secure letter of credit	—	(539)	—	(1)

Net cash used in continuing investing activities	(772)	(1,751)	(760)	(2,409)

Net cash used in discontinued investing activities	(6)	(139)	(68)	—

Net cash used in investing activities	(778)	(1,890)	(828)	(2,409)

Cash flow from financing activities:
Proceeds from issuance of preferred stock	11,959	67,099	34,259	—
Proceeds from issuance of convertible notes	3,502	—	—	—
Proceeds from exercise of stock options	57	458	12	34
Proceeds from exercise of preferred stock warrants	550	—	—	—
Purchase of treasury stock	—	—	—	(155)
Dividend distribution	—	(5,200)	—	—
Payments on capital lease obligation	(5)	(6)	(3)	(3)
Payments on facility financing obligation	—	—	—	(52)
Payments related to public offering	—	—	—	(1,183)

Net cash provided by (used in) financing activities	16,063	62,351	34,268	(1,359)

Net increase (decrease) in cash and cash equivalents	6,682	38,269	24,516	(26,086)
Cash and cash equivalents as of beginning of period	737	7,419	7,419	45,688

Cash and cash equivalents as of end of period	$7,419	$45,688	$31,935	$19,602

Supplemental disclosure of cash flow information:
Cash paid for interest	$2	$1	$1	$0

Supplemental disclosure of non-cash investing and financing activities:
Purchases of equipment with accounts payable and accrued expenses	$240	$92	$194	$334
Conversion of notes payable and unpaid interest into preferred stock	$3,782	$—	$—	$—
Exercise of preferred stock warrants	$853	$—	$—	$—
Distribution of KNOW Bio, LLC equipment	$—	$125	$—	$—
Non-cash addition to construction in progress related to build-to-suit lease and facility financing obligation	$—	$—	$—	$5,191
Non-cash addition to deferred offering costs	$—	$309	$—	$839

The accompanying notes are an integral part of these consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Organization and Significant Accounting Policies

Business Description and Basis of Presentation

Novan, Inc., together with its subsidiaries (the “Company”), is a North Carolina based clinical-stage drug development company focused on the development and commercialization of innovative nitric oxide-based therapies in dermatology. Novan, Inc. was incorporated in January 2006 under the state laws of Delaware and its subsidiaries were organized in May 2015 under the state laws of North Carolina. In December 2015, KNOW Bio, LLC (“KNOW Bio”) was organized under the state laws of North Carolina.

On December 30, 2015, the Company completed the distribution of 100% of the outstanding member interests of KNOW Bio to Novan’s stockholders (the “Distribution”), pursuant to which KNOW Bio became an independent privately held company. Beginning in the fourth quarter of 2015, KNOW Bio’s financial results for periods prior to the Distribution have been reflected in the Company’s consolidated statements of operations, retrospectively, as discontinued operations. Additionally, the related assets and liabilities associated with the discontinued operations in the December 31, 2014 consolidated balance sheet and liabilities outstanding as of December 31, 2015 not assumed by KNOW Bio as part of the distribution are classified as discontinued operations. See Note 2—Discontinued Operations for additional information.

The Company’s consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. As of June 30, 2016, the Company had an accumulated deficit of $92,497,826. The Company has reported a net loss in all fiscal periods since inception and expects to incur substantial losses in the future to conduct research and development and pre-commercialization activities. These factors raise substantial doubt about its ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from uncertainty related to the Company’s ability to continue as a going concern.

The Company needs to raise additional funds through equity or debt financings or generate revenues from collaborative partners prior to the commercialization of the Company’s product candidates. There can be no assurance that the Company will be able to obtain additional debt or equity financing or generate revenues from collaborative partners, on terms acceptable to the Company, on a timely basis or at all. The failure of the Company to obtain sufficient funds on acceptable terms when needed could have a material adverse effect on the Company’s results of operations and financial condition. Additionally, there is no assurance that the Company can achieve its development milestones, or that its intellectual property rights will not be challenged.

The accompanying consolidated financial statements of Novan, Inc. and its subsidiaries have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

Share and per share amounts for all periods presented throughout the financial statements and accompanying footnotes have been adjusted to reflect a 1-for-1.2 reverse stock split of the Company’s shares of common stock and a proportional adjustment to the existing conversion ratio of each series of convertible preferred stock, effective September 7, 2016. See Note 13 for further discussion of the reverse stock split.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Organization and Significant Accounting Policies—(Continued)

Basis of Consolidation

The accompanying consolidated financial statements reflect the operations of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Reclassifications

Certain prior period amounts have been reclassified to conform to current period presentation. These changes had no effect on previously reported net loss.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Unaudited Interim Consolidated Financial Statements

The accompanying consolidated interim balance sheet as of June 30, 2016, the statements of operations and comprehensive loss and cash flows for the six months ended June 30, 2015 and 2016, the statement of convertible preferred stock and stockholders’ deficit for the six months ended June 30, 2016 and the related footnote disclosures are unaudited. These unaudited consolidated interim financial statements have been prepared in accordance with U.S. GAAP on the same basis as the audited consolidated financial statements and in the opinion of management, reflect all adjustments of a normal, recurring nature that are necessary for the fair statement of the Company’s financial position as of June 30, 2016 and its results of operations and cash flows for the six months ended June 30, 2015 and 2016. The results for the six months ended June 30, 2016 are not necessarily indicative of the results expected for the full fiscal year or any future period. All references to June 30 in these footnotes are unaudited.

Unaudited Pro Forma Financial Information

The unaudited pro forma financial information has been prepared assuming immediately upon the closing of the Company’s initial public offering (“IPO”) the conversion of all outstanding shares of convertible preferred stock and non-voting common stock into 8,967,321 shares of common stock. The unaudited pro forma financial information does not assume any proceeds from the proposed IPO. Upon the closing of the Company’s IPO, the authorized capital stock of the Company will consist of 200,000,000 shares of common stock and 10,000,000 shares of preferred stock which is reflected in the unaudited pro forma balance sheet.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. Cash and cash equivalents include deposits and money market accounts.

Restricted Cash

The Company included in noncurrent assets restricted cash of $539,229 and $539,906 as of December 31, 2015 and June 30, 2016 (unaudited), respectively, which consisted of funds maintained in a separate deposit account to secure a letter of credit for the benefit of the lessor of facility space leased by the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Organization and Significant Accounting Policies—(Continued)

Contracts and Grants Receivable

Contracts and grants receivable, included in current assets of discontinued operations, were carried net of an allowance for doubtful accounts. All receivables or portions thereof that were deemed to be uncollectible or that require excessive collection costs are written off to the allowance for doubtful accounts when it is probable that the receivable is unrecoverable. The Company actively reviewed and evaluated its contracts and grants receivable, but no allowance for doubtful accounts had been considered necessary as of December 31, 2014 and 2015. Actual results could differ from the estimates that were used.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash and cash equivalents. The Company places its cash and cash equivalents with high-credit quality financial institutions and these deposits may at times be in excess of insured limits.

Intangible Assets

Intangible assets represent the cost to obtain and register the Company’s internet domain. Indefinite-lived intangible assets are not amortized and are assessed for impairment at least annually.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives as follows:

Computer equipment	3 years
Office equipment	3 years
Furniture and fixtures	5 years
Laboratory equipment	7 years

Leasehold improvements are amortized over the shorter of the life of the lease or the useful life of the improvements. Expenditures for maintenance and repairs are expensed as incurred. Improvements and betterments that add new functionality or extend the useful life of an asset are capitalized.

Intellectual Property

The Company believes intellectual property is critical to its business. The Company’s policy is to file patent applications to protect technology, inventions and improvements that are considered important to its business. Patent positions, including those of the Company, are uncertain and involve complex legal and factual questions for which important legal principles are largely unresolved. Due to the uncertainty of future value to be realized from the expenses incurred in developing the Company’s intellectual property, the cost of filing, prosecuting, and maintaining internally developed patents are expensed as general and administrative costs as incurred.

Leases

The Company leases office space and certain equipment under non-cancelable lease agreements. The leases are reviewed for classification as operating or capital leases. For operating leases, rent is recognized on a straight-line basis over the lease period. For capital leases, the Company records the leased asset with a corresponding liability. Payments are recorded as reductions to the liability with an appropriate interest charge recorded based on the then-outstanding remaining liability.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Organization and Significant Accounting Policies—(Continued)

The Company considers the nature of the renovations and the Company’s involvement during the construction period of newly leased office space to determine if it is considered to be the owner of the construction project during the construction period. If the Company determines that it is the owner of the construction project, it is required to capitalize the fair value of the building as well as the construction costs incurred, including capitalized interest, on its consolidated balance sheet along with a corresponding financing liability (“build-to-suit accounting”). Upon occupancy for build-to-suit leases, the Company assesses whether the circumstances qualify for sales recognition under the sale-leaseback accounting guidance. If the lease meets the sale-leaseback criteria, the Company will remove the asset and related financial obligation from the balance sheet and evaluate the lease for treatment as a capital or operating lease. If upon completion of construction, the project does not meet the sale-leaseback criteria, the leased property will be treated as a capital lease for financial reporting purposes.

Impairment of Long-lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for an amount by which the carrying amount of the asset exceeds the fair value of the asset. There were no impairments of long-lived assets during the years ended December 31, 2014 and 2015 or during the six months ended June 30, 2016 (unaudited).

Deferred Offering Costs

Deferred offering costs, consisting of legal, accounting, filing and other fees related to the IPO, are capitalized. The deferred offering costs will be offset against proceeds from the IPO upon the effectiveness of the IPO. In the event the IPO is terminated, all capitalized deferred offering costs would be expensed. As of December 31, 2014 and 2015 and June 30, 2016 (unaudited), $0, $308,945 and $2,022,290 of deferred offering costs were capitalized, respectively.

Revenue Recognition

The Company’s revenue consists of research revenue earned under contracts and grants with Federal government agencies, which relates to the research and development of its nitric oxide platform. Revenue is recognized when all of the following criteria are met:(1) persuasive evidence that an arrangement exists; (2) delivery of the products or services has occurred; (3) the selling price is fixed or determinable; and (4) collectability is reasonably assured. As a result of the Distribution, the majority of the Company’s revenues are classified as discontinued operations. See Note 2—Discontinued Operations for additional information.

Government research contracts and grants revenue.    Under the terms of the contracts and grants awarded, the Company is entitled to receive reimbursement of its allowable direct expenses, allocated overhead, general and administrative expenses and payment of other specified amounts. Revenues from development and support activities under government research contracts and grants are recorded in the period in which the related costs are incurred for cost reimbursement grants. Revenue is recognized when earned and expenses are recognized when incurred as research and development expense.

Any of the funding sources may request reimbursement for expenses or return of funds, or both, as a result of noncompliance by the Company with the terms of the grants. No reimbursement of expenses or return of funds for noncompliance has been requested or made since inception of the contracts and grants.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Organization and Significant Accounting Policies—(Continued)

During 2013, the Company received a contract from Biomedical Advanced Research and Development Authority (“BARDA”) with a total value of $7,868,915 over a contract performance period from August 2013 through August 2015. Total contract value includes direct, indirect, and allocable overhead costs plus a fixed percentage fee. Revenue recognized under this contract was $2,989,157 and $229,305, during the years ended December 31, 2014 and 2015, respectively. Revenue recognized under this contract was $189,155 and $0 during the six months ended June 30, 2015 and 2016 (unaudited), respectively. Total revenue recognized and cash received during the contract performance period was $4,301,758.

Research and Development Expenses

Research and development expenses include all direct and indirect development costs incurred for the development of the Company’s drug candidates. These expenses include salaries and related costs, including stock-based compensation and travel costs, for research and development personnel, consulting fees, product development, preclinical studies, clinical trial costs, licensing fees and milestone payments under license agreements and other fees and costs related to the development of the drug candidates. The cost of tangible and intangible assets that are acquired for use on a particular research and development project, have no alternative future uses, and are not required to be capitalized in accordance with the Company’s capitalization policy, are expensed as research and development costs as incurred.

Fair Value of Financial Instruments

The carrying values of cash equivalents, accounts receivable, accounts payable and accrued liabilities as of December 31, 2014 and 2015 and June 30, 2016 (unaudited) approximated their fair values due to the short-term nature of these items.

The Company has categorized its financial instruments, based on the priority of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), and lowest priority to unobservable inputs (Level 3). If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment. Financial instruments recorded in the accompanying consolidated balance sheet are categorized based on the inputs to valuation techniques as follows:

Level 1	—	Observable inputs that reflect unadjusted quoted market prices for identical assets or liabilities in active markets.

Level 2	—	Observable inputs other than Level 1 that are observable, either directly or indirectly in the marketplace for identical or similar assets and liabilities.

Level 3	—	Unobservable inputs that are supported by little or no market data, where values are derived from techniques in which one or more significant inputs are unobservable.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Organization and Significant Accounting Policies—(Continued)

Due to the lack of market quotes relating to our preferred stock warrants, the fair value of the preferred stock warrants was determined using the Black-Scholes model, which is based on Level 3 inputs. For the year ended December 31, 2014, inputs used in the Black-Scholes model are presented below.

Year Ended December 31, 2014
Estimated dividend yield	0.00%
Expected volatility	75.86% - 100%
Risk-free interest rate	0.02% - 0.13%
Expected term (years)	0.17 to 0.92
Fair value of preferred stock	$6.00 to $13.71
Exercise price	$6.00

Due to limited historical data, the Company estimates stock price volatility based on the actual volatility of comparable publicly traded companies over the expected life of the warrant.

The warrants expired in November 2014; as such, there was no preferred stock warrant liability at December 31, 2014 and 2015 or June 30, 2016 (unaudited). The changes in the balances of Level 3 liabilities for the year ended December 31, 2014 were as follows:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Beginning Balance		Revaluations Included In Earnings	Exercises	Expirations	Ending Balance
Warrant liability—December 31, 2014	$270,59	9	$640,586	$(853,404)	$(57,781)	$—

For the years ended December 31, 2014 and 2015 and the six months ended June 30, 2016, there were no transfers between Levels 1, 2 and 3 liabilities.

Share-Based Compensation

Employees.    The Company applies the fair value method of accounting for share-based compensation, which requires all such compensation to employees, including the grant of employee stock options, to be recognized in the income statement of operations based on its fair value at the measurement date (generally the grant date). The expense associated with share-based compensation is recognized on a straight-line basis over the service period of each award.

Non-employees.    For share-based compensation granted to non-employees the measurement date is generally considered to be the date when all services have been rendered or the date that options are fully vested.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Organization and Significant Accounting Policies—(Continued)

During the years ended December 31, 2014 and 2015, the Company recorded employee share-based compensation expense from continuing operations of $167,828 and $1,974,266, respectively, and $9,381 and $0 in non-employee share-based compensation expense from continuing operations, respectively. During the six months ended June 30, 2015 and 2016 (unaudited), the Company recorded employee share-based compensation expense from continuing operations of $479,387 and $533,960, respectively. Total share-based compensation expense included in the consolidated statements of operations is as follows:

	Year Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
			(unaudited)	(unaudited)
Research and development	$98,007	$540,615	$279,117	$179,077
General and administrative	79,202	1,433,651	200,270	354,883
Discontinued operations	—	410,537	89,005	—

	$177,209	$2,384,803	$568,392	$533,960

The fair value of each option grant is estimated using a Black-Scholes option-pricing model on the weighted average grant date using assumptions as follows:

	Year Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
			(unaudited)	(unaudited)
Estimated dividend yield	0.00%	0.00%	0.00%	0.00%
Expected volatility	102.77%	65.96 - 102.77%	65.96 - 102.77%	71.16%
Risk-free interest rate	1.88%	1.48 - 1.81%	1.65%	1.33%
Expected life of options (in years)	6.00	5.1 - 5.9	5.75	5.73
Weighted-average fair value per share	$6.59 - 7.06	$6.83	$3.96	$9.79

Due to limited historical data, the Company estimates stock price volatility based on the actual volatility of comparable publicly traded companies over the expected life of the option. In evaluating similarity, the Company considered factors such as industry, stage of life cycle, financial leverage, size and risk profile.

The Company does not have sufficient history of exercise of stock options to estimate the expected term of employee stock options and thus continues to calculate expected life based on the mid-point between the vesting date and the contractual term, which is in accordance with the simplified method. The expected term for share-based compensation granted to non-employees is the contractual life. The risk-free rate is based on the U.S. Treasury yield curve during the expected life of the option.

Income Taxes

Deferred tax assets and liabilities are determined based on the temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities using the enacted tax rates in effect in the years in which the differences are expected to reverse. In estimating future tax consequences, all expected future events are considered other than enactment of changes in the tax law or rates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Organization and Significant Accounting Policies—(Continued)

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position.

The Company’s policy for recording interest and penalties is to record them as a component of interest expense and general and administrative expenses. As of December 31, 2014 and 2015 and June 30, 2016 (unaudited), the Company accrued no interest related to uncertain tax positions.

Tax years that remain subject to examination by federal and state tax jurisdictions date back to the year ended December 31, 2008. The Company has not been informed by any tax authorities for any jurisdiction that any of its tax years are under examination.

The determination of recording or releasing a tax valuation allowance is made, in part, pursuant to an assessment performed by management regarding the likelihood that the Company will generate future taxable income against which benefits of its deferred tax assets may or may not be realized. This assessment requires management to exercise judgment and make estimates with respect to its ability to generate taxable income in future periods.

Redeemable Convertible Preferred Stock

The carrying value of redeemable convertible preferred stock is increased so that the carrying amount is at least equal to the liquidation value. These increases are affected through charges against additional paid-in capital, to the extent it is available, or the accumulated deficit.

Warrant Liability

Warrants to purchase the Company’s convertible preferred stock are classified as liabilities and are recorded at their estimated fair value. In each reporting period, any change in fair value of the warrants is recorded as expense in the case of an increase in fair value and income in the case of a decrease in fair value.

Comprehensive Loss

Comprehensive loss is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. For the years ended December 31, 2014 and 2015 and the six months ended June 30, 2015 and 2016 (unaudited), comprehensive loss was equal to net loss.

Net Loss and Unaudited Pro Forma Net Loss Per Share

Basic net loss per share is calculated by dividing net loss by the weighted average shares outstanding during the period, without consideration for common stock equivalents. Diluted net loss per share is calculated by adjusting weighted average shares outstanding for the dilutive effect of common stock equivalents outstanding for the period. For purposes of the diluted net loss per share calculation, preferred stock, stock options, and warrants are considered to be common stock equivalents but have been excluded from the calculation of diluted net loss per share, as their effect would be anti-dilutive for all periods presented. Therefore, basic and diluted net loss per share was the same for all periods presented. The calculations for the unaudited pro forma basic and diluted net loss per share assume the conversion of all outstanding shares of preferred stock into shares of common stock as if the conversions had occurred at the beginning of the period or the date of issuance, if later.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Organization and Significant Accounting Policies—(Continued)

Segment Information

The Company has determined that it operates in one segment. The Company uses its nitric oxide- based technology to develop product candidates.

Recently Issued Accounting Standards

Accounting Pronouncements Adopted

In April 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. This new standard raises the threshold for a disposal to qualify as a discontinued operation and requires new disclosures of both discontinued operations and certain other disposals that do not meet the definition of a discontinued operation. The Company adopted this standard for the year ended December 31, 2015.

In June 2014, the FASB issued ASU No. 2014-12, Compensation—Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could be Achieved after the Requisite Service Period, which requires us to assess share-based awards with performance targets that could be achieved after the requisite service period for potential treatment as performance conditions. Under the ASU, compensation expense is to be recognized when the performance target is deemed probable and should represent the compensation expense attributable to the periods for which service has already been rendered. If the performance target is reached prior to achievement of the service period, the remaining unrecognized compensation cost should be recognized over the remaining service period. The ASU is effective for annual and interim periods beginning after December 15, 2015 with early adoption permitted. This standard is effective for the Company as of January 1, 2016. The adoption of this standard did not have a material impact on its financial statements.

In November 2014, the FASB issued ASU No. 2014-16, Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity. The guidance requires an entity to determine the nature of the host contract by considering all stated and implied substantive terms and features of the hybrid financial instrument, weighing each term and feature on the basis of the relevant facts and circumstances (commonly referred to as the whole-instrument approach). ASU 2014-16 applies to all entities and is effective for annual periods beginning after December 15, 2015, and interim periods thereafter. This ASU was effective for the Company as of January 1, 2016. Adoption of this standard did not have a material impact on its financial statements.

In February 2015, the FASB issued ASU 2015-2: Amendments to the Consolidation Analysis, which provides clarification regarding the guidance surrounding consolidation of certain legal entities. This guidance is effective for annual and interim periods beginning after December 15, 2015. This standard is effective for the Company as of January 1, 2016. The adoption of this standard did not have a material impact on its financial statements.

Accounting Pronouncements Being Evaluated

In May 2014, the FASB and the International Accounting Standards Board issued a converged standard on the recognition of revenue from contracts with customers. The converged standard has been codified within Topic 606, Revenue from Contracts with Customers of the FASB Accounting Standard Codification (ASC). The objective of the new standard is to establish a single comprehensive revenue recognition model that is designed to create greater comparability of financial statements across industries and jurisdictions. Under the new standard, companies will recognize revenue to depict the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Organization and Significant Accounting Policies—(Continued)

transfer of goods or services to customers in amounts that reflect the consideration to which a company expects to be entitled in exchange for those goods or services. The new standard also will require expanded disclosures on revenue recognition and changes in assets and liabilities that result from contracts with customers. In July 2015, the FASB delayed the effective date of the new standard by one year. Early adoption as of January 1, 2017 is permitted. In March, April and May of 2016, the FASB issued additional ASUs to amend Topic 606 and to provide expanded or clarifying guidance associated with the application of certain principles within the revenue recognition model, including the areas of principle and agent, identification of performance obligations, licensing, and other improvements and practical expedients. The Company will adopt the new standard by January 1, 2018, as required. The Company is currently evaluating the impact of this new standard on its financial statements.

In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which provides accounting guidance related to the evaluation of an entity’s ability to continue as a going concern. ASU 2014-15 establishes management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern in connection with preparing financial statements for each annual and interim reporting period. The update also gives guidance to disclose information about relevant conditions and events when there is substantial doubt about an entity’s ability to continue as a going concern. This guidance is effective for annual and interim periods ending after December 15, 2016, with early adoption permitted. The Company is evaluating the guidance under ASU 2014-15 and will present the required disclosures in its financial statements at the time of adoption as necessary.

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes. The new guidance requires that deferred tax assets and liabilities be classified as noncurrent in a classified statement of financial position. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. Early adoption is permitted. The Company is currently evaluating the impact of this new ASU on its financial statements but does not expect the adoption of this standard to have a significant impact on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-2, Leases. This guidance revises the accounting related to leases by requiring lessees to recognize a lease liability and a right-of-use asset for all leases. The new lease guidance also simplifies the accounting for sale and leaseback transactions. This ASU is effective for annual reporting periods beginning after December 15, 2018 and early adoption is permitted. The Company is currently evaluating the impact of the adoption of this ASU on the Company’s financial statements.

In March 2016, the FASB issued ASU 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The FASB issued ASU 2016-09 to simplify several aspects of the accounting for share-based payment transactions, including the income tax consequences. This ASU is effective for annual and interim periods ending after December 15, 2016, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this ASU on the Company’s financial statements.

Note 2: Discontinued Operations

On December 14, 2015, the Board of Directors of Novan Inc. approved the separation of its non-dermatological assets and rights from Novan, Inc. through the Distribution. To consummate the Distribution, the Company’s Board of Directors declared a pro rata dividend of KNOW Bio member units to Novan’s stockholders of record as of the close of business on December 29, 2015 (the “Record

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2: Discontinued Operations—(Continued)

Date”). Each Novan stockholder received one member unit of KNOW Bio, LLC for every share of Novan preferred or common stock held at the close of business on the Record Date. The Distribution occurred on December 30, 2015 (the “Distribution Date”). Immediately following the Distribution, KNOW Bio, LLC became an independent, privately-held company and the Company does not own an equity interest in KNOW Bio and has no significant influence by contract or other means. The results of KNOW Bio have been classified as discontinued operations in the consolidated statements of operations for all periods presented. Additionally, the related assets and liabilities associated with the discontinued operations in the prior year consolidated balance sheet and liabilities outstanding as of December 31, 2015 not assumed by KNOW Bio as part of the Distribution are classified as discontinued operations.

At the Distribution Date, KNOW Bio had cash of $5,200,000 and equipment of $125,145. The cash included in the Distribution was recorded as a dividend distribution. Certain intellectual property rights were licensed to KNOW Bio as further described in Note 4—Technology Agreement.

The financial results of KNOW Bio through the Distribution are presented as income (loss) from discontinued operations in the consolidated statements of operations. The following table presents the financial results of KNOW Bio:

	Year Ended December 31,		Six Months Ended June 30,
	2014	2015	2015
			(unaudited)
Federal research contract and grant revenue	$2,989,157	$229,305	$189,155
Other contract and grant revenue	52,464	—	—

Total revenue	3,041,621	229,305	189,155

Operating expenses:
Research and development	1,318,622	1,826,636	823,692
General and administrative	8,474	677,102	76,941

Total operating expenses	1,327,096	2,503,738	900,633

Income (loss) from discontinued operations	$1,714,525	$(2,274,433)	$(711,478)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2: Discontinued Operations—(Continued)

The following table presents the aggregate carrying amount of the classes of assets and liabilities of discontinued operations of KNOW Bio.

	December 31,
	2014	2015
Carrying amounts of assets included as part of discontinued operations:
Contracts and grants receivable	$244,281	$—
Property and equipment, net	15,047	—

Total assets classified as discontinued operations in the consolidated balance sheets	$259,328	$—

Carrying amounts of liabilities included as part of discontinued operations:
Accounts payable	$64,541	$133,595
Accrued payroll	19,250	123,809
Accrued vacation	9,846	—
Other accrued expenses	67	—

Total liabilities classified as discontinued operations in the consolidated balance sheets	$93,704	$257,404

Note 3: Research and Development Licenses

The Company has entered into various licensing agreements with universities and other research institutions under which the Company receives the rights, and in some cases substantially all of the rights, of the inventors, assignee or co-assignee to produce and market technology protected by certain patents and patent applications. The Company is generally required to make milestone payments based on development milestones and will be required to make royalty payments based on a percentage of future sales of covered products or a percentage of sublicensing revenue. Costs to acquire rights under license agreements and pre-commercialization milestone payments are classified as research and development expenses in the consolidated statements of operations. As future royalty payments are directly related to future revenues (either sales or sublicensing), future commitments cannot be determined. No accrual for future payments under these agreements has been recorded, as the Company cannot estimate if, when or in what amount payments may become due.

The Company is generally required by the various licensing agreements to reimburse the licensor for certain legal and other patent related costs. These costs are expensed as incurred and are classified as general and administrative expenses in the consolidated statements of operations.

UNC License Agreement

The UNC License Agreement requires the Company to pay UNC up to $425,000 in regulatory and commercial milestones on a licensed product by licensed product basis. Additionally, the Company is obligated to pay to UNC a running royalty percentage in the low single digits on net sales of licensed products. No milestone or royalty payments were required during the years ended December 31, 2014 and 2015 and the six months ended June 30, 2016 (unaudited). As a part of the UNC Agreement, the Company is required to reimburse UNC for certain patent prosecution and maintenance costs. The Company reimbursed UNC $61,954 and $75,668 for the years ended December 31, 2014 and 2015, respectively, and $39,780 and $28,423 for the six months ended June 30, 2015 and 2016 (unaudited), respectively. Unless earlier terminated, the UNC Agreement remains in effect on a country by country

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3: Research and Development Licenses—(Continued)

and licensed product by licensed product basis until the expiration of the last to expire issued patent covering such licensed product in the applicable country. The projected date of expiration of the last to expire of the patents issued under the UNC Agreement is 2033.

In connection with the UNC Agreement, the Company issued 115,865 shares of non-voting common stock to UNC and paid an upfront cash payment of $5,000 to UNC. During 2009, an additional 75,187 shares of non-voting common stock were issued to UNC in relation to the anti-dilution provision contained in the UNC Agreement. As of June 30, 2016 (unaudited), UNC owns 100% of the Company’s non-voting common stock, or approximately 1.6 percent of the Company’s equity on a fully-diluted basis after considering the potential conversion of preferred stock into common stock.

University of Akron Research Foundation

In March 2010, the Company entered into a license agreement (as subsequently amended, the “UARF Agreement”) with the University of Akron Research Foundation (“UARF”) whereby UARF granted to the Company an exclusive worldwide license, with the right to sublicense, under certain patents and patent applications owned or controlled by UARF, to develop and commercialize licensed products in exchange for three upfront payments of $10,000 each. The UARF Agreement requires the Company to make low single-digit royalty payments on percentages of net sales of licensed products and pay $50,000 upon successful commercialization of each product developed using the patent rights granted under the license. No milestone or royalty payments were required during the years ended December 31, 2014 and 2015 and the six months ended June 30, 2016 (unaudited). As a part of the UARF Agreement, the Company is required to reimburse UARF for certain patent prosecution and maintenance costs. The Company reimbursed UARF for $3,785 and $0 for the years ended December 31, 2014 and 2015, respectively, and $0 for the six months ended June 30, 2016 (unaudited).

Additionally, in May 2012, the Company entered into a separate agreement with UARF (“UARF Nonexclusive License”) whereby the Company received a non-exclusive license to certain patents applications owned or controlled by UARF in exchange for initial payments of $10,000 to be paid on the anniversary dates of the UARF Nonexclusive License effective date for the shorter of (1) until four such payments have been made or (2) until a valid claim within the licensed patent applications is issued. The Company recorded license payments of $10,000 to UARF in each of the years ended December 31, 2014 and 2015 and $10,000 during the six months ended June 30, 2015 (unaudited). There were no license payments required during the six months ended June 30, 2016 (unaudited). The Company is also obligated to pay a low single digit percentage running royalty on net sales of licensed products, subject to a minimum annual royalty upon issuance of such a valid claim. No royalty payments were required during the years ended December 31, 2014 and 2015 and the six months ended June 30, 2016 (unaudited).

Public Health Services

In November 2010, the Company entered into a license agreement (“PHS Agreement”) with the Public Health Services (“PHS”) whereby PHS granted a non-exclusive worldwide license, with the ability to sublicense, under certain patents and patent applications owned or controlled by PHS to develop and commercialize licensed products in the licensed field of wound healing and biomedical device coatings. As part of the PHS Agreement, the Company was required to pay an upfront licensing fee of $5,000, and reimburse PHS for certain patent prosecution and maintenance costs of approximately $10,000. During 2011, the Company made the required payments totaling $15,000. The PHS Agreement also requires the Company to make low single-digit percentage running royalty payments on net sales of licensed products and certain regulatory milestone payments on a licensed product by licensed product basis. No payments to PHS were required during the years ended December 31, 2014 and 2015 and the six months ended June 30, 2016 (unaudited).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3: Research and Development Licenses—(Continued)

Hospital for Special Surgery

In July 2010, the Company entered into a license agreement (“HSS Agreement”) with the Hospital for Special Surgery (“HSS”) whereby HSS granted to the Company an exclusive worldwide license, including the right to sublicense, under a patent owned or controlled by HHS, to develop and commercialized licensed products . As part of the HSS Agreement, the Company was required to pay a licensing fee of $15,000, reimburse HSS for certain patent prosecution and maintenance costs, and make certain regulatory milestone payments and low single-digit percentage running royalty payments on net sales of licensed products. The $15,000 licensing fee was paid during 2010. No milestone or royalty payments to HSS were required during the years ended December 31, 2014 and 2015 and the six months ended June 30, 2016 (unaudited).

Strakan International S.A.R.L.

In August 2014, the Company executed a License and Data Purchase Agreement (“Strakan Agreement”) with Strakan International S.A.R.L. (“Strakan”), a licensee of the University of Aberdeen.

Through this agreement, the Company has an exclusive worldwide license, with the right to grant sublicenses, under certain patents and patent applications controlled by Strakan, to develop and commercialize licensed products. The Strakan Agreement also includes provisions requiring the Company to make certain initial payments totaling $300,000 through February 2016. These initial payments made by the Company to Strakan totaled $50,000 and $150,000 during the years ended December 31, 2014 and 2015, respectively, and $50,000 and $100,000 during the six months ended June 30, 2015 and 2016 (unaudited), respectively. The Strakan Agreement also requires the Company to make single-digit percentage running royalty payments on net sales of licensed products. No royalty payments to Strakan were required during the years ended December 31, 2014 and 2015 and the six months ended June 30, 2016 (unaudited). Additionally, the Company has reimbursed Strakan for patent prosecution and maintenance costs, totaling $0 and $36,124 for the years ended December 31, 2014 and December 31, 2015, respectively, and $0 and $39,254 for the six months ended June 30, 2015 and 2016 (unaudited), respectively.

KIPAX AB

In December 2014, the Company entered into a non-binding term sheet (“KIPAX Term Sheet”) with KIPAX AB for the purchase of certain patents and patent applications owned by KIPAX AB. As part of the KIPAX Term Sheet, the Company is required to pay $100,000 upon execution of the definitive purchase agreement (“KIPAX Agreement”) pursuant to the KIPAX Term Sheet. The Company executed the KIPAX Agreement and paid to KIPAX AB the upfront payment of $100,000 during late 2015. As part of the KIPAX Agreement, the Company is additionally required to pay up to $175,000 in milestone payments upon reaching prescribed development, regulatory and commercial milestones. No milestone payments were required or made during the years ended December 31, 2014 and 2015 and the six months ended June 30, 2016 (unaudited).

Note 4: Technology Agreement

In connection with the Distribution, the Company granted to KNOW Bio, through two separate agreements, exclusive licenses, with the right to sublicense, to certain U.S. and foreign patents and patent applications controlled by the Company as of the execution date of the agreement, and, under one of the agreements, patents and patent applications which may become controlled by the Company during the three years immediately following the execution date of such agreement, directed towards nitric oxide-releasing compositions and methods of manufacturing thereof, including methods of manufacturing, and other nitric oxide-based therapeutics.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4: Technology Agreement—(Continued)

Additionally, the Company granted to KNOW Bio exclusive sublicenses, with the ability to further sublicense, under certain of the U.S. and foreign patents and patent applications exclusively licensed to the Company from UNC and another third party directed towards nitric oxide-releasing compositions, to develop and commercialize products utilizing the licensed technology. Under the exclusive sublicense to the UNC patents and applications, KNOW Bio is subject to the terms and conditions under the UNC License Agreement, including milestone and diligence payment obligations. There were no milestone or royalty payments required during the years ended December 31, 2014 and 2015 and the six months ended June 30, 2016 (unaudited).

The exclusive license agreements and sublicense agreements will continue for so long as there is a valid patent claim under the respective agreement, unless earlier terminated, and upon expiration continues as a perpetual non-exclusive license. KNOW Bio has the right to terminate each such agreement, with notice, for any reason upon ninety days advance written notice to the Company.

Note 5: Property and Equipment, Net

Property and equipment consisted of the following:

	December 31,		June 30, 2016
	2014	2015
			(unaudited)
Computer equipment	$162,586	$283,081	$421,022
Furniture and fixtures	74,635	88,518	108,715
Laboratory equipment	2,150,619	2,995,980	3,972,238
Office equipment	35,761	35,761	35,761
Leasehold improvements	631,093	691,515	789,578
Construction in progress(1)	—	—	6,402,556

	3,054,694	4,094,855	11,729,870
Less: Accumulated depreciation and amortization	(1,136,368)	(1,750,757)	(2,131,825)

	$1,918,326	$2,344,098	$9,598,045

(1)

The Company capitalizes construction in progress and records corresponding liabilities when it is considered the owner, for accounting purposes, during the construction period. See Note 1 for the Company’s accounting policy relating to build-to-suit leases. Also see Note 6 for further discussion of this capitalized construction in progress project.

Depreciation expense was $462,086 and $630,849 for the years ended December 31, 2014 and 2015, respectively, and $286,467 and $388,097 for the six months ended June 30, 2015 and 2016 (unaudited), respectively.

Note 6: Commitments and Contingencies

Lease Obligations

Operating Leases

The Company leases facilities under non-cancelable operating leases with various expiration dates through August 2016. See Note 13 for discussion of an extension to the Company’s existing facility lease.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6: Commitments and Contingencies—(Continued)

Build-to-Suit Lease

In August 2015, the Company entered into a lease agreement for approximately 51,000 rentable square feet of additional facility space commencing in April 2016. As a result of the nature of and the involvement in the renovations during the construction period of the leased space, the Company is the “deemed owner”, for accounting purposes only, of the construction project and is required to capitalize the fair value of the building as well as the construction costs incurred by either the landlord or the Company on its consolidated balance sheet pursuant to FASB ASC 840, Leases, and the accounting policy described in Note 1, the Company has recorded an asset related to the building and construction costs within property and equipment of $6,402,556 as of June 30, 2016 (unaudited), which includes capitalized interest expense totaling $73,896. The facility lease obligation on the Company’s consolidated balance sheet is $0 as of December 31, 2014 and 2015 and $5,138,535 as of June 30, 2016 (unaudited). During the six months ended June 30, 2016, construction costs financed by the landlord totaled $5,190,669 and the Company made financing obligation principle payments to the landlord totaling $52,134.

The project remained in the construction phase as of June 30, 2016. Upon completion of the construction, the Company will evaluate whether or not the “sale-leaseback” criteria for de-recognition of the construction project assets and liabilities will have been met.

	Capital Lease Obligations	Operating Leases	Build-to-Suit Lease
2016	$6,696	$196,182	$591,675
2017	3,906	—	1,102,613
2018	—	—	1,135,734
2019	—	—	1,169,881
2020	—	—	1,205,056
Thereafter	—	—	7,303,254

Total minimum lease payments	10,602	$196,182	$12,508,213

Amounts representing interest	(772)

Present value of net minimum payments	9,830
Current maturities	(6,041)

Long-term payment obligations	$3,789

Rent expense for operating leases totaled $305,392 and $337,122 for the years ended December 31, 2014 and 2015, respectively and $164,954 and $208,768 for the six months ended June 30, 2015 and 2016 (unaudited), respectively.

The cost and accumulated amortization of equipment under capital leases as of December 31, 2015 is as follows:

Cost	$26,745
Less: Accumulated amortization	(20,734)

$6,011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6: Commitments and Contingencies—(Continued)

Contingencies

From time to time, the Company may have certain contingent liabilities that arise in the ordinary course of business activities. The Company accrues a liability for such matters when it is probable that future expenditures will be made and such expenditures can be reasonably estimated. The Company is not subject to any current pending legal matters or claims.

Indemnification

In the ordinary course of business, the Company has entered into contractual arrangements under which it has agreed to provide indemnification of varying scope and terms to business partners and other parties with respect to certain matters, including, but not limited to, losses arising out of the Company’s breach of such agreements and out of intellectual property infringement claims made by third parties. In these circumstances, payment may be conditional on the other party making a claim pursuant to the procedures specified in the particular contract.

The Company’s obligations under these agreements may be limited in terms of time or amount, and in some instances, the Company may have recourse against third parties for certain payments. The terms of such obligations vary.

It is not possible to make a reasonable estimate of the maximum potential amount of future payments under these or similar agreements due to the conditional nature of the Company’s obligations and the unique facts and circumstances involved in each particular agreement. No material indemnification liabilities were identified or accrued in the accompanying financial statements.

Note 7: Convertible Debt

In February 2014, the Company entered into convertible note purchase agreements totaling $3,502,125 with various investors, including $2,835,625 with existing preferred stockholders and $300,000 with Board members. Principal and interest was due on the earlier of August 24, 2015 or the occurrence of a liquidating event. The notes accrued interest at 8% annually. In the event of a qualified financing, at the sole election of the Company, the entire principal balance and a minimum of one year of accrued interest converted into shares of Mezzanine A Preferred Stock at 90% of the per share price of the Mezzanine A Preferred Stock issued. In connection with the Mezzanine A Preferred Stock issuance, a qualified financing, the Company elected in August 2014 to convert principal and interest totaling $3,781,706 into 306,484 shares of Mezzanine A Preferred Stock. The Company recognized $279,581 of interest expense related to the convertible notes during the year ended December 31, 2014. The Company recognized $420,190 in interest expense upon the conversion of the notes into shares of Mezzanine A Preferred Stock.

Note 8: Stockholders’ Equity

Capital Structure

Authorized Shares.    The Company is authorized to issue 36,729,263 shares of capital stock, of which 22,000,000 shares have been designated as $0.0001 par value common stock, 229,263 shares as $0.0001 par value non-voting common stock, and 14,500,000 shares as $0.0001 par value convertible preferred stock. The authorized shares of convertible preferred stock have been designated as follows: 1,229,862 as Series 1 Convertible Preferred Stock (“Series 1”), 1,226,242 as Series 2 Convertible Preferred Stock (“Series 2”), 1,349,382 as Series 3 Convertible Preferred Stock (“Series 3”), 1,833,333 as Series 4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8: Stockholders’ Equity—(Continued)

Convertible Preferred Stock (“Series 4”), 3,677,622 as Mezzanine A Convertible Preferred Stock (“Mezzanine A”) and 5,000,000 as Mezzanine B Convertible Preferred Stock (“Mezzanine B”). See Note 13 for discussion of anticipated changes to the Company’s capital structure occurring in connection with the planned IPO.

Significant Features of Series 1, Series 2, Series 3, Series 4, Mezzanine A and Mezzanine B Convertible Preferred Stock

Voting.     The holders of Series 1, Series 2, Series 3, Series 4, Mezzanine A and Mezzanine B are entitled to vote equally with the shares of common stock.

Dividends.    Holders of preferred shares are entitled to dividends if and when declared by the Board of Directors. As of June 30, 2016 (unaudited), other than the Distribution (see Note 1), no dividends had been declared.

Conversion.    Each share of Series 1, Series 2, Series 3, Series 4, Mezzanine A and Mezzanine B shall be convertible at the option of the holder at any time after the date of issuance into such a number of common shares as is determined by dividing the original issue price by the conversion price in effect at the time of the conversion. The conversion prices are subject to adjustment for subdivisions, dividends, combinations, reclassifications, merger, sale, etc. See Note 13 for discussion of a reverse split of common stock that resulted in an adjustment to the conversion prices of all convertible preferred stock.

Automatic Conversion.    Each share of Series 1, Series 2, Series 3, Series 4, Mezzanine A and Mezzanine B shall automatically be converted into common stock at the then effective conversion price upon the completion of an initial public offering involving the sale of the Company’s common stock with proceeds in excess of $40,000,000, or the consent of the majority of the holders of preferred shares.

Consent Rights.    Without consent of the holders of a majority of Series 1, Series 2, Series 3, Series 4, Mezzanine A and Mezzanine B shares, the Company will not take certain actions, including liquidation, dissolution, recapitalization or reorganization; increase or decrease the number of authorized shares of preferred or common stock; authorize or issue shares of capital stock with preferences or priorities over the existing shares of preferred stock; or effect any amendment to the certificate of incorporation or bylaws of the Company which would have an adverse effect on the holders of Series 1, Series 2, Series 3, Series 4, Mezzanine A and Mezzanine B.

Liquidation Preference.    Upon liquidation, dissolution, or winding up of the Company, holders of the Mezzanine B shall be entitled to receive, prior and in preference to any distribution of the assets to holders of Mezzanine A, Series 4, Series 3, Series 2, Series 1, or common stock, an amount equal to the greater of the original purchase price or the per share amount on an as converted basis. After such distribution to the holders of Mezzanine B, the holders of Mezzanine A shall be entitled to receive, prior and in preference to any distribution of the assets to holders of Series 4, Series 3, Series 2, Series 1, or common stock, an amount equal to the greater of the original purchase price or the per share amount on an as converted basis. After such distribution to the holders of Mezzanine A, the holders of the Series 4 shall be entitled to receive, prior and in preference to any distribution of the assets to holders of Series 3, Series 2, Series 1, or common stock, an amount equal to the greater of the original purchase price or the per share amount on an as converted basis. After such distribution to the holders of Series 4, the holders of Series 3 shall be entitled to receive, prior and in preference to any distribution of the assets to holders of Series 2, Series 1, or common stock, an amount equal to the greater of the original purchase price or the per share amount on an as converted basis. After such distribution to the holders of Series 3, the holders of Series 2 shall be entitled to receive, prior and in preference to any distribution of the assets to

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8: Stockholders’ Equity—(Continued)

holders of Series 1 or common stock, an amount equal to the greater of the original purchase price or the per share amount on an as converted basis. After such distribution to the holders of Mezzanine B, Mezzanine A, Series 4, Series 3, and Series 2, the holders of Series 1 shall be entitled to receive, prior and in preference to any distribution of the assets to holders of common stock, an amount equal to the greater of the original purchase price or the per share amount on an as converted basis. Any assets remaining after such preferential distributions shall be distributed to holders of common stock.

Anti-Dilution.    Series 1, Series 2, Series 3, Series 4, Mezzanine A and Mezzanine B have a weighted average anti-dilution provision which protects against stock splits, stock dividends, and recapitalizations. See Note 13 for discussion of a shareholder approval to waive all anti-dilution provisions with respect to issuance of common stock in the IPO.

Preferred Stock Warrants.    In 2010 and 2011, in conjunction with the issuance of the Series 3 convertible preferred shares, the Company issued 149,931 warrants which were exercisable for an equal number of shares of Series 3 at a price of $6.00. The fair value of the warrants outstanding increased in 2014 resulting in a re-measurement loss in other expense of $640,586. During the year ended December 31, 2014, warrant holders exercised 114,946 warrants for an aggregate price of $549,995. Warrants exercised during 2014 include 23,322 warrants exercised through cashless exercise for 4,011 shares of Series 3. The liquidation value of Series 3 convertible preferred shares issued during 2014 was $478,175. In addition, 7,497 warrants expired unexercised. The Company recognized $57,781 of interest income during the year ended December 31, 2014 related to the expiration of these unexercised warrants. There were no warrants outstanding as of December 31, 2014 and 2015 and June 30, 2016 (unaudited).

Stock Repurchase

During the six months ended June 30, 2016 (unaudited), the Company repurchased 9,500 shares of common stock for an aggregate price of $155,268 from a member of the Company’s Board of Directors. The repurchase of these shares is recorded as treasury stock on the Company’s consolidated balance sheet as of June 30, 2016 (unaudited).

Significant Features of Non-Voting Common Stock

Each share of non-voting common stock shall automatically be converted into one share of common stock, as adjusted for any dividends and stock-splits, upon the closing of a qualified public offering of the Company’s common stock. As of December 31, 2015 and June 30, 2016 (unaudited), other than the Distribution and the reverse stock split described in Note 13, there are no previously declared dividends or stock-splits.

Note 9: Stock Option Plan

During 2008, the Company adopted the 2008 Stock Plan (the “Plan”). As amended, a total of 1,416,666 shares of voting common stock have been reserved for issuance under the Plan. As of June 30, 2016 (unaudited), 222,061 shares are available for future stock option grants. Eligible plan participants include employees, directors, and consultants. The Plan permits the granting of incentive stock options, nonqualified stock options, and other stock-based awards.

Options to purchase the Company’s common stock may be granted at a price not less than the fair value in the case of both NSOs and ISOs. The fair value and vesting terms of options issued are determined by the Board of Directors, provided that such price for stock options shall not be less than the estimated fair

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9: Stock Option Plan—(Continued)

value of the Company’s stock on the date of the grant. The Company’s stock options vest based on terms in the stock option agreements, generally at a rate of one-third for each anniversary of the vesting commencement date for three years. Stock options have a maximum term of ten years.

In December 2015, the Board of Directors approved the acceleration of each option holder’s unvested options through the next annual anniversary of the grant’s vesting commencement date provided that the option holder consents to the option acceleration in writing. As of December 31, 2015, 159,159 options were vested pursuant to this option acceleration and the Company recognized $1,312,000 of additional compensation expense.

Stock option activity for the periods indicated is as follows:

	Shares Available for Grant	Shares Subject to Outstanding Options	Weighted- Average Exercise Price Per Share	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Options outstanding at December 31, 2013	79,722	209,527	$0.63
Additional shares reserved under plan	416,666	—
Options granted	(211,500)	211,500	1.12
Options forfeited	17,083	(17,083)	0.71
Options exercised	—	(67,431)	0.70

Options outstanding at December 31, 2014	301,971	336,513	0.91
Additional shares reserved under plan	416,666	—
Options granted	(366,909)	366,909	8.80
Options forfeited	54,165	(54,165)	3.70
Options exercised	—	(191,023)	2.45

Options outstanding at December 31, 2015	405,893	458,234	6.26
Options granted (unaudited)	(187,498)	187,498	15.20
Options forfeited (unaudited)	3,666	(3,666)	12.25
Options exercised (unaudited)	—	(30,000)	1.12

Options outstanding as of June 30, 2016 (unaudited)	222,061	612,066	9.22	8.74	$2,813,255

Vested and expected to vest as of December 31, 2014		279,505	0.88	8.39	$1,995,666
Exercisable as of December 31, 2014		92,833	0.54	6.44	$694,022
Vested and expected to vest as of December 31, 2015		430,730	6.16	8.80	$5,101,566
Exercisable as of December 31, 2015		232,827	4.27	8.38	$3,196,244
Vested and expected to vest as of June 30, 2016 (unaudited)		564,466	9.04	8.70	$2,681,350
Exercisable as of June 30, 2016 (unaudited)		232,407	5.64	8.03	$1,796,306

The total intrinsic value of options exercised during the years ended December 31, 2014 and 2015 was $512,748 and $1,654,549, respectively. The total intrinsic value of options exercised during the six months ended June 30, 2015 and 2016 (unaudited) was $298,145 and $506,520, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9: Stock Option Plan—(Continued)

As of December 31, 2015, there was $1,648,863 of total unrecognized compensation cost related to non-vested share based compensation arrangements, which is expected to be recognized over a weighted average period of 2.3 years. As of June 30, 2016 (unaudited), there was $3,030,269 of total unrecognized compensation cost related to non-vested share based compensation arrangements, which is expected to be recognized over a weighted average period of 2.2 years.

Note 10: Income Taxes

There was no income tax benefit recognized for the years ended December 31, 2014 and 2015 and the six months ended June 30, 2016 (unaudited) due to the Company’s history of net losses combined with an inability to confirm recovery of the tax benefits from the Company’s losses and other net deferred tax assets. The Company has established a valuation allowance against its deferred tax assets due to the uncertainty surrounding the realization of such assets. The reasons for the difference between actual income tax benefit for the years ended December 31, 2014 and 2015, and the amount computed by applying the statutory federal income tax rate to losses before income tax benefit are as follows:

	Year Ended December 31,
	2014	2015
Income tax benefit at federal statutory rate	$(3,871,991)	$(9,540,351)
State income taxes, net of federal benefit	(375,811)	(740,780)
Non-deductible expenses	547,214	608,003
Distribution of intellectual property rights	—	657,322
Research and development tax credits	(477,960)	(767,344)
Other	(17,285)	282,667

	(4,195,833)	(9,500,483)
Change in valuation allowance	4,195,833	9,500,483

Total income tax provision	$—	$—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10: Income Taxes—(Continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and deferred tax assets (liabilities) are as follows:

	As of December 31,
	2014	2015
Current:
Deferred tax assets:
Deferred rent	$20,408	$9,101
Accrued compensation	18,557	16,315
Accrued liabilities	—	83,056

Total deferred tax assets	38,965	108,472
Less valuation allowance	(38,965)	(108,472)

Net current deferred tax asset	$—	$—

Noncurrent:
Deferred tax assets:
Tax loss carryforwards	$9,729,667	$17,691,546
Contribution carryforward	32,886	51,705
Intangible assets	210,401	351,171
Share-based compensation	22,354	303,901
Tax credits	1,219,517	2,237,420

Total deferred tax assets	11,214,825	20,635,743
Less valuation allowance	(11,171,100)	(20,602,076)

Total net deferred tax assets	43,725	33,667
Deferred tax liabilities:
Fixed assets	(43,725)	(33,667)

Net noncurrent deferred tax asset (liability)	$—	$—

As of December 31, 2015, the Company had federal and state net operating loss carryforwards of $48,107,054 and $50,573,804, respectively. The net operating loss carryforwards begin to expire in 2028 and 2023 for federal and state tax purposes, respectively. As of December 31, 2015, the Company had charitable contribution carryforwards of approximately $152,000 available to offset future federal taxable income which will begin to expire in 2017. As of December 31, 2015, the Company had government research and development tax credits of approximately $2,237,000 to offset future federal taxes which begin to expire in 2028.

The Tax Reform Act of 1986 contains provisions which limit the ability to utilize the net operating loss carryforwards in the case of certain events including significant changes in ownership interests. If the Company’s net operating loss carryforwards are limited, and the Company has taxable income which exceeds the permissible yearly net operating loss carryforwards, the Company would incur a federal income tax liability even though net operating loss carryforwards would be available in future years.

Note 11: Retirement Plan

The Company maintains a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers all employees who meet minimum age requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. The Company makes a discretionary matching contribution, up to 2% of gross wages during 2014 and 2015 and up to 3% of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11: Retirement Plan—(Continued)

gross wages during 2016. The Company contributed $59,677 and $99,849, respectively, for the years ended December 31, 2014 and 2015, and $37,453 and $88,485 for the six months ended June 30, 2015 and 2016 (unaudited), respectively.

Note 12: Related Party Transactions

During the years ended December 31, 2014 and 2015, the Company paid a director $25,000 and $87,500, respectively, in conjunction with a research and development consulting agreement. During the six months ended June 30, 2015 and 2016 (unaudited), the Company paid the director $12,500 and $0, respectively, in conjunction with the consulting agreement. These costs are expensed as incurred and are classified as research and development expenses in the consolidated statements of operations.

Board members held 2,468,015 and 2,486,656 preferred shares as of December 31, 2014 and 2015, respectively. Board members held 2,108,000 and 2,113,700 shares of the Company’s voting common stock as of December 31, 2014 and 2015, respectively. Board members held 2,475,309 and 736,004 preferred shares as of June 30, 2015 and 2016 (unaudited), respectively. Board members held 2,108,000 and 1,138,300 shares of the Company’s voting common stock as of June 30, 2015 and 2016 (unaudited), respectively.

Note 13: Subsequent Events

The Company has evaluated subsequent events through March 9, 2016, the date on which the audited consolidated financial statements were available to be issued, and subsequently through June 30, 2016 and September 7, 2016. Events occurring subsequent to March 9, 2016 but on or before June 30, 2016 have been accounted for and disclosed within the accompanying unaudited financial statements and related footnotes. Except as described below, the Company has concluded that no subsequent events have occurred after June 30, 2016 that require disclosure.

Operating Lease Amendment

The Company’s existing operating facilities lease, which had an original expiration date of August 2016, was amended to extend the lease term through December 2016. Additional minimum lease payments totaling $85,285 are due during the extension period of September 2016 to December 2016.

Reverse Stock Split

On September 7, 2016, the Company amended its amended and restated certificate of incorporation effecting a 1-for-1.2 reverse stock split of its voting and non-voting common stock and a proportional adjustment to the existing conversion ratio of each series of its convertible preferred stock. The reverse stock split did not cause an adjustment to the par value or the authorized shares of the voting and non-voting common stock or the convertible preferred stock. As a result of the reverse stock split, the Company also adjusted the share amounts under its employee incentive plan. All disclosure of common shares and per common share data in the accompanying financial statements and related notes have been adjusted to reflect the reverse stock split and adjustment of preferred stock conversion ratios for all periods presented.

Actions Taken by Shareholders in Advance of Anticipated IPO

The Company has filed a registration statement on Form S-1 with the SEC relating to the proposed initial public offering of its common stock. The Company can give no assurance that the registration statement will be declared effective by the SEC. On September 7, 2016, the Company’s board of directors and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13: Subsequent Events—(Continued)

existing shareholders approved the following items, which are subject to and will take effect in conjunction with the completion of the IPO:

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Amended and restated certificate of incorporation and amended and restated bylaws, which, among other changes, (i) provide for an adjustment to the number of authorized shares so that the authorized capital stock of the Company shall consist of 200,000,000 shares of common stock, par value $0.0001 per share and 10,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”), (ii) authorize the board of directors to establish the rights, preferences and restrictions on any unissued series of Preferred Stock, (iii) provide for a classified board of directors, (iv) require that all stockholder action be taken by a vote of the stockholders at an annual or special meeting, (v) deny the right of stockholders to call a special meeting of stockholders, (vi) modify certain stockholder rights and (vii) effect certain other changes, all as more specifically set forth in the Post-IPO Certificate of Incorporation.

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The Novan, Inc. 2016 Incentive Award Plan, or the 2016 Plan. The 2016 Plan will facilitate the grant of cash and equity incentives to the Company’s directors, employees, including named executive officers, and consultants and certain of the Company’s affiliates. All awards granted on and after the effective date will be subject to the terms of the 2016 Plan. The 2016 Plan provides for the grant of the following awards: (i) incentive Stock Options, (ii) nonstatutory stock options, (iii) stock appreciation rights, (iv) restricted stock awards, (v) restricted stock unit awards, and (vi) other stock awards. An aggregate of 833,333 shares of the Company’s common stock will initially be available for issuance under awards granted pursuant to the 2016 Plan, which shares may be authorized but unissued shares, treasury shares, or shares purchased in the open market.

•

The Novan, Inc. Senior Executive Annual Incentive Plan, or the Executive Annual Plan. Annual award opportunities for certain key employees, including the Company’s named executive officers, will be granted under the Executive Annual Plan. The Executive Annual Plan provides for bonus payment made to key employees based upon the attainment of performance objectives which will be established by the compensation committee of the board of directors and relate to financial, operational or other metrics with respect to the Company or any of its subsidiaries.

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Waiver of existing preferred stock holders’ rights within the certificate of incorporation pertaining to (i) a notice requirement for the mandatory conversion of preferred stock to common stock in the IPO and (ii) the application of anti-dilution provisions with respect to issuance of common stock in the IPO.

4,100,000 Shares

Common Stock

PROSPECTUS

Piper Jaffray

JMP Securities	Wedbush PacGrow

Through and including October 15, 2016 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

September 20, 2016